

2023
Annual Report

First Mid
BANCSHARES, INC.

Stockholder Information

TRANSFER, DIVIDEND PAYING, AND DIVIDEND REINVESTMENT PLAN AGENT

For stockholder inquiries or for information concerning payments of the Company's dividend, or the Dividend Reinvestment Plan, contact:

REGULAR MAIL
Computershare
PO Box 43006
Providence RI 02940-3006

STREET ADDRESS FOR OVERNIGHT DELIVERY
Computershare
150 Royall Street, Suite 101
Canton MA 02021
312-360-5377 | 877-373-6374
www.computershare.com/contactus

FORM 10-K

A copy of the 2023 Annual Report on Form 10-K with all exhibits filed with the Securities and Exchange Commission (SEC) is available, free of charge, at www.firstmid.com by clicking on "Investor Relations" under "About First Mid." All periodic and current reports of First Mid Bancshares, Inc. can be accessed through this website as soon as reasonably practicable after these materials are filed with the SEC.

A copy may also be obtained by sending a written request to:

Austin Frank
First Mid Bancshares, Inc.
1421 Charleston Avenue, PO Box 499
Mattoon IL 61938

or by email to: afrank@firstmid.com

The annual meeting of stockholders will be Wednesday, April 24, 2024 at 4:00 p.m. in the lobby of First Mid Bank & Trust, 1515 Charleston Avenue, Mattoon, Illinois.

This document contains forward looking statements. For a discussion of factors that could cause actual results to differ materially from those contained in such statements, please see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K included herein, and our other filings with the Securities and Exchange Commission.

◇— First Mid Bancshares, Inc.
■— S&P 500 Index
▲— S&P U.S. BMI Banks - Midwest Region Index

	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
	$100.00	$112.89	$110.87	$143.92	$110.52	$123.33
	$100.00	$131.49	$155.68	$200.37	$164.08	$207.21
	$100.00	$130.10	$111.85	$147.78	$127.53	$130.20

* $100 invested on 12/31/18 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.
Source: S&P Global Market Intelligence © 2024

Comparison of Five Year Cumulative Total Return*

Among First Mid Bancshares, Inc., the S&P 500 Index, and S&P U.S. BMI Banks - Midwest



Message from the Chairman

In 2023, First Mid exemplified the enduring financial stability we have provided to our customers over the past 159 years. The economic environment gave us plenty of challenges with still-rising interest rates and bank failures, yet First Mid continued to thrive. 2023 included several important milestones: substantial investments in our digital infrastructure, further improvement in our already robust credit quality, successful completion of the Blackhawk Bancorp, Inc. acquisition (Beloit, WI), continued improvements in our exceptional employee engagement levels, and development of a new four-year strategic plan. On the financial front, the Blackhawk acquisition provided us the opportunity to reposition our balance sheet to drive a higher net interest margin and earnings going forward. Our insurance business line revenues grew by 15%. This, coupled with our wealth management business line, helped to produce noninterest income diversification of 31% of revenues. The entire First Mid team remains committed to earned independence through hard work and dedication, showcasing our core values of collaboration and teamwork.



Joseph Dively
Chairman and
Chief Executive Officer

After the acquisition and integration of Blackhawk, we welcomed their customers and talented professionals to First Mid. This was a major step forward in our growth strategy, enabling us to expand our presence into northern Illinois and southern Wisconsin with the addition of ten branch locations. Growth through this acquisition also provided us the opportunity to make additional investments in necessary technology, allowing us to remain competitive and achieve greater efficiencies that are critical in our ability to meet customer expectations and continue our strong financial performance. First Mid is now stronger, more resilient, and better prepared to meet the requirements of a larger organization.

Early in the year, the second and third largest bank failures in U.S. banking history occurred, causing negative press on the financial services industry. We assured both our employees and customers that First Mid had no exposure to the failed banks, nor any similarities. As the oldest nationally chartered bank in Illinois, First Mid has a history of navigating through economic cycles and we pride ourselves on our diversification. We continually monitor our loan and deposit concentration levels to ensure we have an appropriately managed balance sheet. First Mid is financially stable as reflected in the strength of our capital, liquidity, and operations. We were again recognized by BauerFinancial as a 5-Star Superior Bank, reflecting our strong financial standing.

As the timeline on our previous strategic plan draws to a close, we look back at all the accomplishments made since the end of 2019 when we initiated the plan:

- Increased annual net income by 44%
- Grew total Company assets from $3.8B to $7.6B
- Grew annual insurance revenues by 55% and wealth management by 42% to $6.1B assets under management
- Advanced employee engagement results significantly
- Launched First Connect, our Customer Relationship Management (CRM) system, for tracking customer needs and referral opportunities

Looking ahead, our recently adopted strategic plan, Elevate 2027, will provide a roadmap for the next four years. It reflects our collective vision for growth, innovation, and sustained success. The plan will enhance our collaboration and focus our efforts on five key priorities: Employee Experience, Customer Experience, Growth, Commitment to Community, and Financial Performance.

New Addition to Board of Directors

We were pleased to add Todd J. James to the company's Board of Directors, effective August 2023. Todd served as Chairman & Chief Executive Officer of Blackhawk Bancorp, Inc. from 2019-2023 before their Board of Directors elected to merge with First Mid in 2023. Previously, he served as Chief Financial Officer from 2002-2018. He has three decades of financial services experience, including eight years at a regional banking company where he held several financial management and corporate administration positions. A Certified Public Accountant, he previously practiced at a national CPA firm. Todd's industry expertise and proven leadership make him a valuable addition to our board.



Todd James

Strategic Highlights

Before we turn our attention to the year's financial performance, below you will find important 2023 initiatives that tie directly to our strategic priorities:

M&A Execution

- In addition to the Blackhawk acquisition, our insurance group completed the successful acquisition of Purdum Gray Ingledue Beck (PGIB) Insurance and Investments Agency (Macomb, IL), a prominent insurance agency known for its exceptional client service and comprehensive coverage solutions. The acquisition aligns with First Mid Insurance Group's commitment to expanding its market presence and increasing industry niche expertise, positioning us to serve a wider range of clients throughout the Midwest and in verticals such as healthcare and hospitality.

Relationship Development

- With the launch of First Connect, our CRM system, we now have a complete view of customer relationships across all First Mid entities, and can create, view, and track cross-selling opportunities, referrals, and communications in one centralized hub. Transforming the way we manage relationships and create exceptional experiences, First Connect enables us to better understand our customers, build stronger relationships, and drive business growth. The strength of First Mid is the diverse range of services we bring our customers through our different lines of business. First Connect brings together our entire suite of offerings into a single, accessible repository that spans across our various business lines.

Digital Solutions

- To better serve the evolving needs of our customers, we are investing in several new and enhanced digital platforms, including a new retail online banking and mobile app vendor and a new loan and credit processing system. In addition, we have deployed a new mortgage origination and operations platform and upgraded our Health Savings Account provider. Employing advanced digital solutions enables us to deliver unparalleled customer service by seamlessly integrating innovative technologies, streamlining processes, and enhancing overall user experience.

Empowering Employer

- Empowered and engaged employees are essential to our culture of ownership. This year's annual employee engagement survey was particularly inspiring, showcasing the most significant year-over-year improvement since we began our partnership with Gallup in 2018. Not only did our overall engagement score increase from last year to an impressive **4.31 on a 5.0 scale** for 2023, but we showed year over year improvement in every question on the survey. In addition, our participation rate once again exceeded our goal, reaching an impressive **98%.** Our participation metrics are a testament to the genuine investment and commitment that permeates through our teams. Their feedback is pivotal in identifying our strengths and areas for improvement, driving our ongoing efforts to enrich the workplace, enhancing the employee experience, and elevating overall company performance.

- First Mid was the honored recipient of a 2023 Top Workplaces Financial Services Industry award from Energage. This award celebrates organizations that have built people-first workplace cultures. The recognition reflects the collaborative efforts of our entire team and was generated from employee opinions on our workplace. In addition, we earned two Top Workplaces Culture Excellence awards: Employee Well-Being, which celebrates organizations who put the health and wellness of their employees at the center of their workplace culture, and Professional Development, which celebrates organizations who focus on developing their employees' careers and enabling them to grow professionally. These awards reinforce our belief that our people are our most valued asset, and we are unwavering in our commitment to cultivating a workplace where we can all thrive and contribute to the Company's ongoing success.



- We established our Diversity, Equity, and Inclusion (DEI) Committee, comprised of dedicated individuals united by a shared goal—to champion equity, embrace diversity, and cultivate an inclusive environment within our organization. This committee will actively pursue our commitment to celebrate diverse perspectives, foster an equitable environment, and guide us on the path toward a more inclusive future.

Commitment to Community

- Our steadfast commitment to community engagement remains at the forefront of our strategic priorities as a community bank. Throughout the year, we continued to strengthen our ties with local communities through impactful initiatives, volunteer programs, and strategic partnerships. Our unwavering dedication to community involvement underscores our belief in making a positive and lasting impact, ensuring we contribute meaningfully to the well-being and prosperity of the communities we serve. In 2023, our employees collectively dedicated over 19,000 hours to impactful volunteer initiatives within our communities, showcasing our active engagement in fostering positive change. In addition to volunteer efforts, we also added strategic partnerships to bring First Mid's financial expertise and resources to historically underserved communities. This includes financial education across our products and services, access to capital for small businesses, and flexible homebuying products, among others.

Financial Highlights

2023 was an eventful year with many industry challenges. We successfully managed through these industry headwinds to deliver solid financial results, while improving the overall financial profile for next year and beyond. The net income and diluted earnings per share for 2023 were $68.9 million and $3.15, respectively. These results include nonrecurring items related to the Blackhawk acquisition. Excluding those items, diluted EPS on an adjusted basis was $3.50.

Our balance sheet grew by $842.6 million, or 12.5%, and total assets ended the year at $7.6 billion. This increase was primarily driven by the Blackhawk acquisition. The Federal Reserve continued to increase interest rates in 2023, resulting in additional pressure on funding costs. With the Blackhawk acquisition, we were able to increase our liquidity position with the sale of bonds in the investment portfolio. This resulted in an improved net interest margin, which hit a high point for the year in the fourth quarter at 3.33%.

Our revenue diversification continues to be a key differentiator for our company. In a period when many financial institutions saw a decline in noninterest income, we delivered a record high of $86.8 million, an increase of 16.2% for the year. This increase was the result of strong growth in our insurance business line and the acquisition of Blackhawk.



Year-End Assets (Dollars in Thousands)

● First Mid Bancshares, Inc. Assets   ■ Trust & Wealth Management Assets Under Management

Operating expenses for 2023 were $185.7 million, which included $8.5 million of acquisition and integration related nonrecurring costs. Excluding these nonrecurring items, expenses were higher by 8.8%, primarily driven by the addition of Blackhawk. We took aggressive steps throughout the year to manage our operating expenses to help offset the inflationary pressures. Our full-time equivalent employees ended the year at 1,187 versus 1,043 at the end of 2022, and we added 230 employees with the Blackhawk acquisition.

Our asset quality ratios continued to be very strong. Nonperforming loans to total loans declined to 0.36% from 0.40% at the end of the prior year. The allowance for credit losses to nonperforming loans ratio increased to 341% from 308% and the reserve to total loans ended the year at 1.23%.

The strength of our balance sheet and overall financial performance allowed us to continue to deliver a competitive dividend to our shareholders at $0.23 per quarter. The dividend for the year increased as we paid $0.92 per share, or $19.6 million, for the full year 2023 compared to $0.90 per share, or $17.8 million in 2022.



Year-End Market Price of Stock



Earnings Per Share (Diluted) **and Dividends Per Share** (●)

2023 Summary

Looking back on the year, we faced challenges head-on and turned them into opportunities. The ability of the First Mid team to adapt, innovate, and collaborate has been inspiring. Together, we have navigated through dynamic market conditions, emerging stronger and more resilient. We remain steadfast in our pursuit of providing unparalleled financial services. As we look to 2024 and beyond, we are excited about the opportunities and challenges the future holds. We will continue to leverage our expertise, embrace technological advancements, and uphold the highest standards of integrity to create enduring value for our stakeholders. I am proud to be part of such a dedicated and capable organization and remain enthusiastic about the prospects that lie ahead. I truly believe the best days for First Mid are before us.

Sincerely,

Joseph R. Dively
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to

Commission file number 001-36434

FIRST MID BANCSHARES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**37-1103704**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)
1421 Charleston Avenue, Mattoon, Illinois	**61938**
(Address of principal executive offices)	(Zip code)

(217) 234-7454

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	**FMBH**	**NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days .Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.D.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Yes ☒ No

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐

The aggregate market value of the outstanding common stock, other than shares held by persons who may be deemed affiliates of the Registrant, as of the last business day of the Registrant's most recently completed second fiscal quarter was approximately $469,083,216. Determination of stock ownership by non-affiliates was made solely for the purpose of responding to this requirement and the Registrant is not bound by this determination for any other purpose.

As of March 6, 2024, 23,889,515 shares of the Registrant's common stock, $4.00par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Into Form 10-K Part:
Portions of the Proxy Statement for 2024 Annual Meeting of Shareholders to be held on April 24, 2024	III

First Mid Bancshares, Inc.
Form 10-K Table of Contents

ITEM 1. BUSINESS

Company and Subsidiaries

First Mid Bancshares, Inc. (the "Company"), is a financial holding company. The Company is engaged in the business of banking through its wholly owned subsidiary, First Mid Bank & Trust, N.A. ("First Mid Bank"). The Company offers insurance products and services to customers through its wholly owned subsidiary, First Mid Insurance Group, Inc. ("First Mid Insurance"). The Company offers trust, farm services, investment services, and retirement planning through its wholly owned subsidiary, First Mid Wealth Management Company. The Company also wholly owns a captive insurance company, First Mid Captive, Inc. through First Mid Bank, the Company owns an investment subsidiary, First Mid Investments, Inc. In addition, the Company wholly owns five statutory business trusts, First Mid-Illinois Statutory Trust II ("First Mid Trust II"), Clover Leaf Statutory Trust I ("CLST Trust"), FBTC Statutory Trust I ("FBTCST I"), Blackhawk Statutory Trust I (BHST I), and Blackhawk Statutory Trust II (BHST II) all of which are unconsolidated subsidiaries of the Company. On August 15, 2023, the Company acquired Blackhawk Bank, which was merged into First Mid Bank on December 1, 2023.

The Company, a Delaware corporation, was incorporated on September 8, 1981, and pursuant to the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") became the holding company owning all of the outstanding stock of First National Bank, Mattoon ("First National") on June 1, 1982. First National changed its name to First Mid-Illinois Bank & Trust, N.A. in 1992, and subsequently changed its name to First Mid Bank & Trust, N.A. in 2019. The Company has also acquired all the outstanding stock of a number of community banks or thrift institutions, and subsequently combined their operations with those of the Company and First Mid Bank.

Human Capital

The Company seeks to provide a work environment that attracts, develops, and retains top talent. The Company's culture is derived from its core values: Integrity, Motivation, Professionalism, Accountability, Commitment, and Teamwork. These values are the framework for providing employees an engaging work experience that allows for career fulfillment and growth.

Diversity and Inclusion

The Company's commitment to diversity starts with its Board of Directors, which oversees the culture and holds management accountable to build and maintain a diverse and inclusive environment. Management believes a diverse workforce is critical to sustainable success. To improve results and increase accountability, the Company named its first Diversity, Equity and Inclusion ("DEI") officer in 2022. The DEI officer reports directly to the CEO. As of December 31, 2023, the Company employed 1219 employees with 95% of those full-time and 5% part-time. The Company's current employee base include 70% females, 11% minorities, and 2% veterans. The Company's commitment to diversity resulted in a year over year increase in minorities within its workforce from 8% to 11%. The increased diversity within the Company's team is due to its emphasis on partnering with organizations that enable job postings to reach a greater percentage of diverse applicants. The Company is proud of its workforce and the opportunity to further diversify its team going forward.

Maintaining a work environment where every employee is treated with dignity and respect is essential to ensuring that employees can devote their full attention to performing their jobs to the best of their ability. The Company understands that its success is dependent on continuing to strengthen its culture of inclusion.

Talent Engagement

During the last six years, the Company has partnered with a trusted industry leader to conduct an annual employee engagement survey. Employee participation in the engagement survey was 98.4% for 2023. The high level of participation in the survey provides the Company confidence that the results are meaningful and that the areas identified as needing improvement are genuine. The ability to target areas for improvement has resulted in the overall engagement score increasing each year.

The Company's CEO has an annual award called the Chairman's Award for Excellence which allows employees to nominate peers who have gone above and beyond. This award recognizes individuals in the organization who have consistently performed above expectations or achieved extraordinary results while exemplifying the Company's core values.

The CEO hosts an all employee call each quarter to share Company information and ongoing initiatives with Company employees. In addition to sharing important updates, employees are encouraged to submit questions in advance or during the call to be answered by management. Finally, a tradition of the quarterly call is to recognize the Company's top performers, both at work and in the communities we serve.

Talent Development

The Company supports the personal and professional development of its employees in a variety of ways. First, the Company offers tuition reimbursement to support employee's continued education and development by providing employees up to $3,500 annually for eligible educational courses. All employees also receive annual regulatory training, and, by partnering with a 3rd party, the Company can tailor the training to fit the job functions of its employees. In addition, employees can access a variety of career development content within the online learning management system to expand their skills.

The Company provides for development opportunities through a program that allows employees the opportunity to shadow other roles. This gives the employee the chance to observe and experience a new role and determine what positions might be an ideal fit for advancement opportunities. In addition, those that participate develop a broader knowledge of the Company as a whole.

Professional development training is provided to support job function, leadership, and compliance. The Banker Basics Mentor Program is an example of the Company's efforts to develop its frontline employees. Frontline employees are chosen by management to mentor and train new hires on core systems, customer service and processing customer transactions. The new employee spends the first ten days of employment working one on one with a peer learning on the job. In addition, the implementation of Leadership Development Training in 2023 provided all managers with information to enhance their skills with the hiring process, coaching, crucial conversations, and employee engagement.

The Company also provides leadership training based on the book *The Leadership Pipeline*. This training is provided for executive, upper and mid-level management employees and is highly interactive. The purpose of this engaging program is to educate leaders that their role is to coach and mentor their team members. Regular one-on-one meetings with purposeful conversations is an expectation because it leads to better results and engagement of their team. After the formal training, the participants continue to expand their learning by participating in follow up cohort groups for the following six months. In 2023, the Company provided leadership training to 22 managers through our Leader of Leaders and Leader of Others programs.

Lastly, succession planning is conducted annually for the Company's most senior leaders and high impact roles. The process includes identifying potential successors for different positions and assessing their readiness level to fill the role should it become vacant. Management focuses on intentional development with activities needed to prepare the employee for the next level.

Total Rewards

The Company is committed to offering a competitive total rewards package for its employees which includes compensation and benefits. The Company invested in its workforce during 2023 by increasing merit raises and increasing the employer's portion of group insurance expense.

In 2022, the Company addressed inflation by awarding employees making $70,000 or less a 3% wage increase outside of the normal annual wage review, so the Company is well positioned to retain its workforce. The Company continually reviews its benefits compared to peers in the market and makes changes as needed to ensure it remains competitive.

In 2023, the Company made several enhancements to compensation and benefits. For compensation, the Company increased the starting rate of pay by $0.50 per hour which impacted several of our entry level employees. In addition, the Company provided more than 50 hourly and salaried employees with spot bonuses in recognition of significant projects, as well as provided over 100 employees with a bonus for the extra work during an acquisition.

For benefits, the Company provided a third medical plan option with lower deductibles for employees. The employee premiums for the dependant/family coverage tiers were significantly lowered for one of the high deductible medical plans. The third medical plan employee premiums increased with an extremely small 0.01% increase. Two other enhancements were provided: employee's vacation time was amended to allow for a year-end rollover option and the Company increased the monetary gift level for employee's service anniversaries. The Company continually reviews its benefits compared to peers in the market and makes changes as needed to ensure it remains competitive.

The Company offers a wide array of benefits for its employees including:

- Medical, Dental, and Vision Insurance Plans

- Flexible Spending Accounts

- Health Savings Accounts with a Company Matching Contribution

- Company provided Life Insurance

- Company provided Long Term Disability

- Company provided Premier Checking Account

- 401(k) Plan including a Company Match

- Profit Sharing Contribution

- Employee Stock Purchase Plan with an Employee Discount

- Voluntary Ancillary Insurance Plans

- Paid Time Off (Vacation, Sick, Volunteer and Personal Time)

- Maternity/Paternity Paid Leave

- Tuition Reimbursement

- Computer Purchase Program

- Dress Professional Program

- Service Anniversary/Retirement Recognition & Award

- Chairman's Award – Top Peer Recognition

- Volunteer Time Recognition

- Company Apparel – Company Pays 50%

- Opportunity for Bonus and Stock awards

- Employee Referral Program

Encouraging Volunteerism

The Company invests in and contributes to the growth and development of its communities. The Commitment to the Communities program encourages employees to be engaged in the communities where they live and work. In 2023, the Company's employees volunteered 19,066 hours to organizations in their communities. The Company also encourages employees to serve in leadership roles in these organizations as part of their professional development. Over 50% of the Company's workforce contributed to its annual United Way campaign which resulted in a total contribution to the United Way of over $133,000.

Business Strategies

Vision Statement. The Company's vision statement is to be a nimble, independent, community-focused financial organization committed to quality, growth and earned independence for the benefit of all stakeholders.

Growth Strategy. The Company believes that growth of revenues and its customer base is vital to the goal of increasing the value of its shareholders' investment. The Company strives to create shareholder value by maintaining a strong balance sheet and increasing profits.

Management attempts to grow in two primary ways:

- by organic growth through adding new customers and selling more products and services to existing customers; and
- by strategic acquisitions.

Virtually all of the Company's customer-contact personnel, in each of its business lines, are engaged in organic growth efforts to one degree or another. These personnel attempt to match products and services with the particular financial needs of individual customers and prospective customers. Many senior officers of the organization are required to attend monthly meetings where they report on their business development efforts and results. Executive management uses these meetings as an educational and risk management opportunity as well. Cross-selling opportunities are encouraged and measured between the business lines.

Within the community banking line, the Company has focused on a variety of lending and deposit services products that meet the needs of the communities it serves. The Company has achieved significant growth in these areas. Total commercial real estate loans have increased from $996 million at December 31, 2019 to $2.4 billion at December 31, 2023. Of this increase, approximately $343 million was the result of strategic acquisitions during the period. Approximately 69% of the Company's total revenues were derived from lending activities in the fiscal year ended December 31, 2023. The Company has also focused on growing its commercial and retail deposit base through growth in checking, money markets and customer repurchase agreement balances. The wealth management line has focused its growth efforts on estate planning and investment services for individuals and employee benefit services for businesses as well as, farm management and brokerage services. The insurance brokerage line has focused on increasing property and casualty, senior insurance products and group medical insurance for businesses and personal lines insurance to individuals.

Growth through acquisitions has been an integral part of the Company's strategy for an extended period of time. When reviewing acquisition possibilities, the Company focuses on those organizations where there is a cultural fit with its existing operations and where there is a strong likelihood of building shareholder value.

Customer Strategy. The Company uses its market and customer knowledge to build relationships that provide high-value customer experiences that continually improve customer satisfaction and loyalty.

Employee Strategy. The Company strives for employee engagement at all levels of the organization. The judgments, experiences and capabilities of these employees are used to create an environment where meeting the needs of our customer, communities and stockholders is always a priority.

Strategy for Operations & Infrastructure. Operationally, the Company centralizes most administrative and operational tasks within its home office in Mattoon, Illinois. This allows branches to maintain customer focus, helps assure compliance with banking regulations, keeps fixed administrative costs at as low a level as practicable, and allows for better management of risk inherent in the business. The Company also utilizes technology where practicable in daily banking activities to reduce the potential for human error. While the Company does not employ every new technology that is introduced, it attempts to be competitive with other banking organizations with respect to operational and customer technology.

Shareholder Strategy. The Company strives to provide a competitive dividend as well as the opportunity for stock price appreciation.

Risk Management Strategy. The Company maintains a comprehensive risk management framework. The Company has initiated an Enterprise Risk Management ("ERM") process whereby management assesses the relevant risks inherent in the business, determines internal controls and procedures are in place to address the various risks, develops a structure for monitoring and reporting risk indicators and trends over time, and incorporates action plans to manage risk positions. The ERM process was not undertaken as a result of any weaknesses or deficiencies identified during the Company's control assessments but rather is part of the Company's effort to continually assess and improve by taking a more holistic approach to risk management. The Company's Chief Risk Officer is responsible for facilitating the ERM process. The Company utilizes a comprehensive set of operational policies and procedures that have been developed over time. These policies are continually reviewed by management, the Chief Risk Officer, and the Board of Directors. The Company's internal audit function completes procedures to ensure compliance with these policies. While there are several risks that pertain to the business of banking, three risks that are inherent with most banking companies are credit risk, interest rate risk, and liquidity risk.

In the business of banking, credit risk is an important risk as losses from uncollectible loans can diminish capital, earnings and shareholder value. In order to address this risk, the lending function of First Mid Bank receive significant oversight from executive management and the Board of Directors. An important element of credit risk management is the quality, experience and training of the loan officers. The Company has invested, and will continue to invest, significant resources to ensure the quality, experience and training of our loan officers in order to keep credit losses at a minimum. In addition to the human element of credit risk management, the Company's loan policies address the additional aspects of credit risk. Most lending personnel have signature authority that allows them to lend up to a certain amount based on their own judgment as to the creditworthiness of a borrower. The amount of the signature authority is based on the lending officers' experience and training. The Senior Loan Committee, consisting of the senior management, must approve all underwriting decisions in excess of $10 million and up to $30 million. The Board of Directors must approve all underwriting decisions in excess of $30 million. The legal lending limit for First Mid Bank was $128.1 million at December 31, 2023. While the underlying nature of lending will result in some amount of credit losses, First Mid's credit loss experience has been good with average net charge offs amounting to $3.8 million (0.08% of total loans) over the past five years. Nonperforming loans were $20.1 million (0.36% of total loans) at December 31, 2023. These percentages have historically compared well with peer financial institutions and continue to do so today.

Interest rate and liquidity risk are two other forms of risk embedded in the banking business. The Company's Asset Liability Management Committee, consisting of experienced individuals, from various departments, who monitor all aspects of interest rates and maturities of interest earning assets and interest paying liabilities, manages these risks. The underlying objectives of interest rate and liquidity risk management are to shelter the Company's net interest margin from changes in interest rates while maintaining adequate liquidity reserves to meet unanticipated funding demands. The Company uses financial modeling technology as a tool for evaluating these risks. Despite the tools and methods used to monitor this risk, a sustained unfavorable interest rate environment can lead to some amount of compression in the net interest margin. During 2023, the Company's net interest margin on a tax-effected basis decreased to 3.05% as of December 31, 2023 from 3.13% in December 31, 2022 primarily due to higher interest rates driving increased funding costs at a rate faster than the repricing of earning assets.

Markets and Competition

The Company has active competition in all areas in which First Mid Bank does business. First Mid Bank competes for commercial and individual deposits and loans with many Illinois, Missouri, Wisconsin and Texas banks, savings and loan associations, and credit unions. The principal methods of competition in the banking and financial services industry are quality of services to customers, ease of access to facilities, on-line services and pricing of services, including interest rates paid on deposits, interest rates charged on loans, and fees charged for fiduciary and other banking services.

During 2023, First Mid Bank operated branches in the Illinois counties of Adams, Boone, Champaign, Christian, Clark, Coles, Cumberland, Douglas, Dupage, Edgar, Effingham, Jackson, Jefferson, Knox, Lawrence, Macon, Madison, McHenry, McLean, Moultrie, Peoria, Piatt, Saline, St. Clair, Wabash, White, Williamson, and Winnebago, and in Missouri counties of Boone, Camden, Cole, Lincoln, Saint Charles and Saint Louis, and the Wisconsin county of Rock, and the Texas county of Tarrant. Each branch primarily serves the community in which it is located. First Mid Bank served sixty-four different communities with fifty-nine separate locations in Illinois, eighteen locations in Missouri, three locations in Wisconsin, one location in Texas, and one loan production office in Indiana.

Website

The Company maintains a website at www.firstmid.com. All periodic and current reports of the Company and amendments to these reports filed with the Securities and Exchange Commission ("SEC") can be accessed, free of charge, through this website and at www.sec.gov as soon as reasonably practicable after these materials are filed with the SEC.

Blackhawk Bancorp, Inc.

On March 20, 2023, First Mid Bancshares, Inc. ("First Mid") and Eagle Sub LLC, a newly formed Wisconsin limited liability company and wholly-owned subsidiary of First Mid ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Blackhawk Bancorp, Inc., a Wisconsin corporation ("Blackhawk"), pursuant to which, among other things, First Mid agreed to acquire 100% of the issued and outstanding shares of Blackhawk pursuant to a business combination whereby Blackhawk will merge with and into Merger Sub, whereupon the separate corporate existence of Blackhawk will cease and Merger Sub will continue as the surviving company and a wholly-owned subsidiary of First Mid (the "Blackhawk Merger").

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each share of common stock, par value $0.01 per share, of Blackhawk issued and outstanding immediately prior to the effective time of the Merger (other than shares held in treasury by Blackhawk and dissenting shares) were converted into and become the right to receive 1.15 shares of common stock, par value $4.00 per share, of First Mid and cash in lieu of fractional shares, less any applicable taxes required to be withheld, and subject to certain potential adjustments. On an aggregate basis, the total consideration payable by First Mid at the closing of the Merger to Blackhawk's shareholders and equity award holders was 3,290,222 shares of First Mid common stock valued at $93.51 million and $1,928 of cash in lieu of fractional shares.

The Blackhawk Merger closed August 15, 2023 and Blackhawk Bank was merged into First Mid Bank on December 1, 2023.

Delta Bancshares Company

On July 28, 2021, the Company and Brock Sub LLC, a newly formed Delaware limited liability company and wholly-owned subsidiary of the Company ("Delta Merger Sub"), entered into an Agreement and Plan of Merger (the "Delta Merger Agreement") with Delta Bancshares Company, a Missouri corporation ("Delta"), pursuant to which, among other things, the Company agreed to acquire 100% of the issued and outstanding shares of Delta pursuant to a business combination whereby Delta will merge with and into Merger Sub, whereupon the separate corporate existence of Delta will cease and Merger Sub will continue as the surviving company and a wholly-owned subsidiary of First Mid (the "Delta Merger").

Subject to the terms and conditions of the Delta Merger Agreement, at the effective time of the Delta Merger, each share of common stock, par value $10.00 per share, of Delta issued and outstanding immediately prior to the effective time of the Delta Merger (other than shares held in treasury by Delta) converted into and became the right to receive cash and shares of common stock, par value $4.00 per share, of the Company and cash in lieu of fractional shares, less any applicable taxes required to be withheld, and subject to certain potential adjustments. On an aggregate basis, the total consideration paid by the Company at the closing of the Delta Merger to Delta's shareholders and option holders was approximately $15.2 million in cash and 2,292,270 shares of Company common stock. Delta's outstanding stock vested upon consummation of the Delta Merger, and all outstanding Delta options that are unexercised prior to the effective time of the Delta Merger were cashed out.

The Delta Merger closed February 14, 2022 and Jefferson Bank was merged into First Mid Bank on June 10, 2022.

Supervision and Regulation General

Financial institutions, financial services companies, and their holding companies are extensively regulated under federal and state law. As a result, the growth and earnings performance of the Company can be affected not only by management decisions and general economic conditions, but also by the requirements of applicable state and federal statutes and regulations and the policies of various governmental regulatory authorities including, but not limited to, the Office of the Comptroller of the Currency (the "OCC"), the Federal Reserve Board, the Federal Deposit Insurance Corporation (the "FDIC"), the Missouri Division of Finance ("MDOF"), the Internal Revenue Service and state taxing authorities. Any change in applicable laws, regulations or regulatory policies may have material effects on the business, operations and prospects of the Company and First Mid Bank. The Company is unable to predict the nature or extent of the effects that fiscal or monetary policies, economic controls or new federal or state legislation may have on its business and earnings in the future.

Federal and state laws and regulations generally applicable to financial institutions and financial services companies, such as the Company and its subsidiaries, regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to the Company and its subsidiaries establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance fund and the depositors, rather than the stockholders, of financial institutions.

The following references to material statutes and regulations affecting the Company and its subsidiaries are brief summaries thereof and do not purport to be complete and are qualified in their entirety by reference to such statutes and regulations. Any change in applicable law or regulations may have a material effect on the business of the Company and its subsidiaries.

Financial Modernization Legislation

The 1999 Gramm-Leach-Bliley Act (the "GLB Act") significantly changed financial services regulation by expanding permissible non-banking activities of bank holding companies and removing certain barriers to affiliations among banks, insurance companies, securities firms and other financial services entities. These activities and affiliations can be structured through a holding company structure or, in the case of many of the activities, through a financial subsidiary of a bank. The GLB Act also established a system of federal and state regulation based on functional regulation, meaning that primary regulatory oversight for a particular activity generally resides with the federal or state regulator having the greatest expertise in the area. Banking is supervised by banking regulators, insurance by state insurance regulators and securities activities by the SEC and state securities regulators. The GLB Act also requires the disclosure of agreements reached with community groups that relate to the Community Reinvestment Act, and contains various other provisions designed to improve the delivery of financial services to consumers while maintaining an appropriate level of safety in the financial services industry.

The GLB Act repealed the anti-affiliation provisions of the Glass-Steagall Act and revised the Bank Holding Company Act of 1956 (the "BHCA") to permit qualifying holding companies, called "financial holding companies," to engage in, or to affiliate with companies engaged in, a full range of financial activities, including banking, insurance activities (including insurance portfolio investing), securities activities, merchant banking and additional activities that are "financial in nature," incidental to financial activities or, in certain circumstances, complementary to financial activities. A bank holding company's subsidiary banks must be "well-capitalized" and "well-managed" and have at least a "satisfactory" Community Reinvestment Act rating for the bank holding company to elect and maintain its status as a financial holding company.

A significant component of the GLB Act's focus on functional regulation relates to the application of federal securities laws and SEC oversight of some bank securities activities previously exempt from broker-dealer registration. Among other things, the GLB Act amended the definitions of "broker" and "dealer" under the Securities Exchange Act of 1934, as amended, to remove the blanket exemption for banks. Under the GLB Act, banks may conduct securities activities without broker-dealer registration only if the activities fall within a set of activity-based exemptions designed to allow banks to conduct only those activities traditionally considered to be primarily banking or trust activities.

Securities activities outside these exemptions, as a practical matter, need to be conducted by a registered broker-dealer affiliate. The GLB Act also amended the Investment Advisers Act of 1940 to require the registration of banks that act as investment advisers for mutual funds. The Company believes that it has taken the necessary actions to comply with these requirements of the GLB Act and the regulations adopted under them.

Anti-Terrorism Legislation

The USA PATRIOT Act of 2001 included the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 (the "IMLAFA"). The IMLAFA contains anti-money laundering measures affecting insured depository institutions, broker-dealers, and certain other financial institutions. The IMLAFA requires U.S. financial institutions to adopt policies and procedures to combat money laundering and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on financial institutions' operations. The Company has established policies and procedures for compliance with the IMLAFA and the related regulations. The Company has designated an officer solely responsible for ensuring compliance with existing regulations and monitoring changes to the regulations as they occur.

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") was signed into law on July 21, 2010. Generally, the Act is effective the day after it was signed into law, but different effective dates apply to specific sections of the law. The Act, among other things:

- Resulted in the Federal Reserve issuing rules limiting debit-card interchange fees.

- After a three-year phase-in period which began January 1, 2013, existing trust preferred securities for holding companies with consolidated assets greater than $15 billion and all new issuances of trust preferred securities are removed as a permitted component of a holding company's Tier 1 capital. Trust preferred securities outstanding as of May 19, 2010 that were issued by bank holding companies with total consolidated assets of less than $15 billion, such as the Company, will continue to count as Tier 1 capital.

- Provides for new disclosure and other requirements relating to executive compensation and corporate governance.

- Changes standards for Federal preemption of state laws related to federally chartered institutions and their subsidiaries.

- Provides mortgage reform provisions including (i) a customer's ability to repay, (ii) restricting variable-rate lending by requiring the ability to repay to be determined for variable-rate loans by requiring lenders to evaluate using the maximum rate that will apply during the first five years of a variable-rate loan term, and (iii) making more loans subject to provisions for higher cost loans and new disclosures.

- Creates a financial stability oversight council that will recommend to the Federal Reserve increasingly strict rules for capital, leverage, liquidity, risk management and other requirements as companies grow in size and complexity.

- Permanently increases the deposit insurance coverage to $250 thousand and allows depository institutions to pay interest on checking accounts.

- Requires publicly traded bank holding companies with assets of $10 billion or more to establish a risk committee responsible for enterprise-wide risk management practices.

- Limits and regulates, under the provisions of the Act known as the Volker Rule, a financial institution's ability to engage in proprietary trading or to own or invest in certain private equity and hedge funds.

Basel III

In September 2010, the Basel Committee on Banking Supervision proposed higher global minimum capital standards, including a minimum Tier 1 common capital ratio and additional capital and liquidity requirements. On July 2, 2013, the Federal Reserve Board approved a final rule to implement these reforms and changes required by the Dodd-Frank Act. This final rule was subsequently adopted by the OCC and the FDIC.

The final rule includes revised risk-based capital and leverage ratios. The minimum capital level requirements applicable to the Company and First Mid Bank are: (i) a common equity Tier 1 capital ratio of 4.5%, plus a 2.5% "capital conservation buffer", for effectively a minimum requirement of 7%; (ii) a Tier 1 capital ratio of 6%, plus a 2.5% "capital conservation buffer", for effectively a minimum requirement of 8.5%; (iii) a total capital ratio of 8%, plus a 2.5% "capital conservation buffer", for effectively a minimum requirement of 10.5%; and (iv) a Tier 1 leverage ratio of 4%. An institution is subject to limitations on paying dividends, engaging in share repurchases and paying discretionary bonuses if its capital level falls below the buffer amount.

Relevant to the Company, the final rule permanently grandfathered into Tier 1 capital of depository institution holding companies with total consolidated assets of less than $15 billion as of December 31, 2009 any trust preferred securities or cumulative perpetual preferred stock issued before May 19, 2010.

The Company

General. As a registered financial holding company under the BHCA that has elected to become a financial holding company under the GLB Act, the Company is subject to regulation by the Federal Reserve Board. In accordance with Federal Reserve Board policy, the Company is expected to act as a source of financial strength to First Mid Bank and to commit resources to support First Mid Bank in circumstances where the Company might not do so absent such policy. The Company is subject to inspection, examination, and supervision by the Federal Reserve Board.

Activities. As a financial holding company, the Company may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or incidental or complementary to activities that are financial in nature. A bank holding company that is not also a financial holding company is limited to engaging in banking and such other activities as determined by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

No Federal Reserve Board approval is required for the Company to acquire a company (other than a bank holding company, bank, or savings association) engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board. However, the Company generally must give the Federal Reserve Board after-the-fact notice of these activities. Prior Federal Reserve Board approval is required before the Company may acquire beneficial ownership or control of more than 5% of the voting shares or substantially all of the assets of a bank holding company, bank, or savings association.

If any subsidiary bank of the Company ceases to be "well-capitalized" or "well-managed" under applicable regulatory standards, the Federal Reserve Board may, among other actions, order the Company to divest its depository institution. Alternatively, the Company may elect to conform its activities to those permissible for a bank holding company that is not also a financial holding company.

If any subsidiary bank of the Company receives a rating under the Community Reinvestment Act of less than "satisfactory", the Company will be prohibited, until the rating is raised to "satisfactory" or better, from engaging in new activities or acquiring companies other than bank holding companies, banks, or savings associations.

Capital Requirements. Bank holding companies are required to maintain minimum levels of capital in accordance with Federal Reserve Board capital adequacy guidelines. The Federal Reserve Board's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies, which include the full phase in of the "capital conservation buffer": a total capital to total risk-based capital ratio of not less than 10.5%, a Tier 1 risk-based ratio of not less than 8.5%, a common equity Tier 1 capital ratio of not less than 7%, and a Tier 1 leverage ratio of not less than 4%. For purposes of these capital standards, Tier 1 capital consists primarily of permanent stockholders' equity, less intangible assets (other than certain mortgage servicing rights and purchased credit card relationships), and total capital means Tier 1 capital plus certain other debt and equity instruments which do not qualify as Tier 1 capital, limited amounts of unrealized gains on equity securities and a portion of the Company's allowance for credit losses.

The risk-based and leverage standards described above are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. For example, the Federal Reserve Board's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels.

As of December 31, 2023, the Company had regulatory capital, calculated on a consolidated basis, in excess of the Federal Reserve Board's minimum requirements, and its capital ratios exceeded those required for categorization as well-capitalized under the capital adequacy guidelines established by bank regulatory agencies with a total risk-based capital ratio of 14.84%, a Tier 1 risk-based ratio of 12.02%, a common equity Tier 1 capital ratio of 11.62% and a leverage ratio of 9.33%.

Control Acquisitions. The Change in Bank Control Act prohibits a person or group of people from acquiring "control" of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the Company. In addition, any company is required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of the outstanding common of the Company, or otherwise obtaining control of a "controlling influence" over the Company or First Mid Bank.

Interstate Banking and Branching. The Dodd-Frank Act expands the authority of banks to engage in interstate branching. The Dodd-Frank Act allows a state or national bank to open a de novo branch in another state if the law of the state where the branch is to be located would permit a state bank chartered by that state to open the branch.

Privacy and Security. The GLB Act establishes a minimum federal standard of financial privacy by, among other provisions, requiring banks to adopt and disclose privacy policies with respect to consumer information and setting forth certain rules with respect to the disclosure to third parties of consumer information. The Company has adopted and disseminated its privacy policies pursuant to the GLB Act. Regulations adopted under the GLB Act set standards for protecting the security, confidentiality, and integrity of customer information, and require notice to regulators, and in some cases, to customers, in the event of security breaches. A number of states have adopted their own statutes requiring notification of security breaches. In addition, the GLB Act requires the disclosure of agreements reached with community groups that relate to the CRA, and contains various other provisions designed to improve the delivery of financial services to consumers while maintaining an appropriate level of safety in the financial services industry.

First Mid Bank

General. First Mid Bank is a national bank, chartered under the National Bank Act. The FDIC insures the deposit accounts of the banks. The Bank is a member of the Federal Reserve System and is subject to the examination, supervision, reporting and enforcement requirements of the OCC, as the primary federal regulator of national banks, and the FDIC, as administrator of the deposit insurance fund.

Deposit Insurance. As an FDIC-insured institution, banks are required to pay deposit insurance premium assessments to the FDIC. A number of requirements with respect to the FDIC insurance system have affected results, including insurance assessment rates.

The Company expensed $3,339,000, $1,805,000 and $1,604,000 for its insurance assessment during 2023, 2022, and 2021 respectively.

OCC Assessments. All national banks are required to pay supervisory fees to the OCC to fund the operations of the OCC. The amount of such supervisory fees is based upon each institution's total assets, including consolidated subsidiaries, as reported to the OCC. During the years ended December 31, 2023, 2022, and 2021 the Company expensed supervisory fees totaling $703,000, $868,000, and $745,000, respectively. Changes in total expense are due to changes in assessment rates and increases in total assets of First Mid Bank.

Capital Requirements. The banking regulators established the following minimum capital standards for banks, which include the full phase in of the "capital conservation buffer": a total capital to total risk-based capital ratio of not less than 10.5%, a Tier 1 risk-based ratio of not less than 8.5%, a common equity Tier 1 capital ratio of not less than 7%, and a Tier 1 leverage ratio of not less than 4%. For purposes of these capital standards, Tier 1 capital and total capital consists of substantially the same components as Tier 1 capital and total capital under the Federal Reserve Board's capital guidelines for bank holding companies (See "The Company—Capital Requirements").

The capital requirements described above are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. For example, the banking regulators provide that additional capital may be required to take adequate account of, among other things, interest rate risk or the risks posed by concentrations of credit, nontraditional activities, or securities trading activities.

During the year ended December 31, 2023, First Mid Bank was not required to increase capital to an amount in excess of the minimum regulatory requirements, and capital ratios exceeded those required for categorization as well-capitalized under the capital adequacy guidelines established by bank regulatory agencies. First Mid Bank's total risk-based capital ratio was 14.22%, Tier 1 risk-based ratio was 13.17%, common equity Tier 1 ratio was 13.17% and leverage ratio was 10.23%.

Prompt Corrective Action. Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "well-capitalized," "adequately- capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and in the most severe cases, appointing a conservator or receiver for the institution.

Dividends. The National Bank Act impose limitations on the amount of dividends that may be paid by a bank. Generally, a bank may pay dividends out of its undivided profits, in such amounts and at such times as the bank's board of directors deems prudent. Without prior OCC approval, however, a national bank may not pay dividends in any calendar year which, in the aggregate, exceed the bank's year-to-date net income plus the bank's adjusted retained net income for the two preceding years.

The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, First Mid Bank exceeded minimum capital requirements under applicable guidelines as of December 31, 2023. As of December 31, 2023, approximately $82.1 million was available to be paid as dividends to the Company by First Mid Bank. Notwithstanding the availability of funds for dividends, however, the OCC may prohibit the payment of any dividends if the OCC, as applicable, determines that such payment would constitute an unsafe or unsound practice.

Affiliate and Insider Transactions. First Mid Bank is subject to certain restrictions under federal law, including Regulation W of the Federal Reserve Board, on extensions of credit to the Company and its subsidiaries, on investments in the stock or other securities of the Company and its subsidiaries and the acceptance of the stock or other securities of the Company or its subsidiaries as collateral for loans. Certain limitations and reporting requirements are also placed on extensions of credit by First Mid Bank to its directors and officers, to directors and officers of the Company and its subsidiaries, to principal stockholders of the Company, and to "related interests" of such directors, officers, and principal stockholders.

First Mid Bank is subject to restrictions under federal law that limits certain transactions with the Company, including loans, other extensions of credit, investments, or asset purchases. Such transactions by a banking subsidiary with any one affiliate are limited in amount to 10% of the bank's capital and surplus and, with all affiliates together, to an aggregate of 20% of the bank's capital and surplus. Furthermore, such loans and extensions of credit, as well as certain other transactions, are required to be secured in specified amounts. These and certain other transactions, including any payment of money to the Company, must be on terms and conditions that are or in good faith would be offered to nonaffiliated companies.

In addition, federal law and regulations may affect the terms upon which any person becoming a director or officer of the Company or one of its subsidiaries or a principal stockholder of the Company may obtain credit from banks with which First Mid Bank maintains a correspondent relationship.

Safety and Soundness Standards. The federal banking agencies have adopted guidelines that establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings. In general, the guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. The preamble to the guidelines states that the agencies expect to require a compliance plan from an institution whose failure to meet one or more of the guidelines are of such severity that it could threaten the safety and soundness of the institution. Failure to submit an acceptable plan, or failure to comply with a plan that has been accepted by the appropriate federal regulator, would constitute grounds for further enforcement action.

Community Reinvestment Act. First Mid Bank is subject to the Community Reinvestment Act (CRA). The CRA and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service areas, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance record of its bank subsidiaries is reviewed by federal banking agencies in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or thrift or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction. First Mid Bank received satisfactory CRA ratings from its regulator in its most recent CRA examination.

Consumer Laws and Regulations. In addition to the laws and regulations discussed above, First Mid Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transactions Act and the Real Estate Settlement Procedures Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans to or marketing to or engaging in other types of transactions with such customers. Failure to comply with these laws and regulations could lead to substantial penalties, operating restrictions, and reputational damage to the financial institution.

Supplemental Item – Executive Officers of the Registrant

The executive officers of the Company are elected annually by the Company's Board of Directors and are identified below.

Name (Age)	Position With Company
Joseph R. Dively (64)	Chairman of the Board of Directors, President and Chief Executive Officer
Michael L. Taylor (55)	Senior Executive Vice President and Chief Operating Officer
Matthew K. Smith (49)	Executive Vice President and Chief Financial Officer
Eric S. McRae (58)	Executive Vice President
Bradley L. Beesley (52)	Executive Vice President
Clay M. Dean (49)	Executive Vice President
Amanda D. Lewis (44)	Executive Vice President
Rhonda Gatons (52)	Executive Vice President
Stas R. Wolak (48)	Executive Vice President
David Hiden (61)	Senior Vice President
Jason Crowder (53)	Senior Vice President
Jordan Read (34)	Senior Vice President
Megan McElwee (36)	Senior Vice President
Anya Schuetz (49)	Senior Vice President
Jeremy R. Frieburg (43)	Senior Vice President

Joseph R. Dively, age 64, is the Chairman of the Board of Directors, President and Chief Executive Officer of the Company since January 1, 2014 and the President of First Mid Bank since May 2011. Prior to assuming these positions in the Company, he was the Senior Executive Vice President of the Company beginning in May 2011. He was with Consolidated Communications Holdings, Inc. in Mattoon, Illinois from 2003 to May 2011.

Michael L. Taylor, age 55, has been Senior Executive Vice President since 2014 and Chief Operating Officer since July 2017. He served as Chief Financial Officer of the Company from 2000 to 2017. He served as Executive Vice President from 2007 to 2014 and as Vice President from 2000 to 2007. He was with AMCORE Bank in Rockford, Illinois from 1996 to 2000.

Matthew K. Smith, age 49, has been Executive Vice President of the Company since November 2016 and Chief Financial Officer since July 2017. He served as Director of Finance from November 2016 to July 2017. He was Treasurer and Vice President of Finance and Investor Relations with Consolidated Communications, Inc from 1997 to 2016 and with Marine Bank in Springfield, Illinois prior.

Eric S. McRae, age 58, has been Executive Vice President of the Company and Executive Vice President, Chief Lending Officer of First Mid Bank since January 2022. He was Chief Credit Officer from January 2017 to December 2021. He served as Senior Lender of First Mid Bank from December 2008 to December 2016 and he served as President of the Decatur region from 2001 to December 2008.

Bradley L. Beesley, age 52, has been Executive Vice President of the Company and Chief Trust & Wealth Management Officer of First Mid Bank since March 2015 and First Mid Wealth Management Company since July 2018. He served as Senior Vice President from May 2007 to March 2015.

Clay M. Dean, age 49, has been Executive Vice President of the Company since January 2019 and Senior Vice President of the Company since 2010 and Senior Vice President and Chief Insurance Services Officer of the First Mid Bank and Chief Executive Officer of First Mid Insurance since September 2014. He served as Senior Vice President, Chief Deposit Services Officer of First Mid Bank from November 2012 to September 2014 and as Senior Vice President, Director of Treasury Management of First Mid Bank from 2010 to 2012.

Amanda D. Lewis, age 44, has been Executive Vice President of the Company since January 2019 and Senior Vice President of the Company and Senior Vice President, Retail Banking Officer of First Mid Bank since September 2014. She served as Vice President, Director of Marketing from 2001 until September 2014.

Rhonda Gatons, age 52, has been Executive Vice President of the Company since April of 2022 and Director of Human Resources since March 2016. Prior to joining the Company, she was the Director of Human Resources at Midland States Bank.

Stas R. Wolak, age 48, has been Executive Vice President and the Chief Retail Banking Officer since February 2024. Prior to joining the Company, he was the Sales and Client Experience Director at PNC Bank from 2013 to 2023.

David Hiden, age 61, has been Senior Vice President since July 2018. He was Chief Information Officer until February 2024.

Jason Crowder, age 53 has been Senior Vice President and General Counsel of the Company since August 2019. Prior to joining the Company, he was the Corporate Counsel of Petersen Health Care, Inc., from 2008 to July 2019, and an attorney at Heller, Holmes & Associates from 1996 to 2008.

Jordan Read, age 34, has been Senior Vice President and Chief Risk Officer of First Mid Bank since August 2021. He was Director of Internal Audit of Enterprise Bank and Trust from 2018 to 2021.

Megan McElwee, age 36, has been Senior Vice President and Chief Credit Officer since January 2022. She served as Vice President and Director of Credit Administration from 2021 to 2022, Credit Administration Manager from 2017 to 2021, and Credit Officer from 2011 to 2017.

Anya Schuetz, age 49, has been Vice President and Director of Project Management since 2013.

Jeremy R. Frieburg, age 43, has been Senior Vice President and the Chief Information Officer since February 2024. Prior to joining the Company, he was a Chief Information Officer for INB, N.A. from 2021 to 2024.

ITEM 1A. RISK FACTORS

Various risks and uncertainties, some of which are difficult to predict and beyond the Company's control, could negatively impact the Company. As a financial institution, the Company is exposed to credit risk, interest rate and liquidity risk, operational risk, risks from economic and market conditions, and general business risks among others. Adverse experience with these or other risks could have a material impact on the Company's financial condition and results of operations, as well as the value of its common stock.

Credit Risks

Loan customers or other counterparties may not be able to perform their contractual obligations resulting in a negative impact on the Company's earnings. Overall economic conditions affecting businesses and consumers, including the current difficult economic conditions and market disruptions, could impact the Company's credit losses. In addition, real estate valuations could also impact the Company's credit losses as the Company maintains $3.8 billion in loans secured by commercial, agricultural, and residential real estate. A significant decline in real estate values could have a negative effect on the Company's financial condition and results of operations. In addition, the Company's total loan balances by industry exceeded 25% of total risk-based capital for each of four industries as of December 31, 2023. A listing of these industries is contained in under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Loans" herein. A significant change in one of these industries such as a significant decline in agricultural crop prices, could adversely impact the Company's credit losses.

Deterioration in the real estate market could lead to losses, which could have a material adverse effect on the business, financial condition and results of operations or the Company. Commercial and commercial real estate loans generally involve higher credit risks than residential real estate and consumer loans. Because payments on loans secured by commercial real estate or equipment are often dependent upon the successful operation and management of the underlying assets, repayment of such loans may be influenced to a great extent by conditions in the market or the economy. Increases in commercial and consumer delinquency levels or declines in real estate market values would require increased net charge-offs and increases in the allowance for credit losses, which could have a material adverse effect on our business, financial condition and results of operations and prospects.

The allowance for credit losses may prove inadequate or be negatively affected by credit risk exposures. The Company's business depends on the creditworthiness of its customers. Management periodically reviews the allowance for loan and lease losses for adequacy considering economic conditions and trends, collateral values, and credit quality indicators, including past charge-off experience and levels of past due loans and nonperforming assets. There is no certainty that the allowance for credit losses will be adequate over time to cover credit losses in the portfolio because of unanticipated adverse changes in the economy, market conditions or events adversely affecting specific customers, industries, or markets. If the credit quality of the customer base materially decreases, if the risk profile of a market, industry or group of customers changes materially, or if the allowance for credit losses is not adequate, the Company's business, financial condition, liquidity, capital, and results of operations could be materially adversely affected.

The Company depends on the accuracy and completeness of information furnished by and on behalf of our customers and counterparties. In deciding whether to extend credit or enter into other transactions, the Company may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports, and other financial information. The Company may also rely on representations of those customers, counterparties, or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports, or other financial information could cause the Company to enter into unfavorable transactions, which could have a material adverse effect on financial condition and results of operations.

Interest Rate and Liquidity Risks

Changes in interest rates may negatively affect our earnings. Changes in market interest rates and prices may adversely affect the Company's financial condition or results of operations. The Company's net interest income, its largest source of revenue, is highly dependent on achieving a positive spread between the interest earned on loans and investments and the interest paid on deposits and borrowings. Changes in interest rates could negatively impact the Company's ability to attract deposits, make loans, and achieve a positive spread resulting in compression of the net interest margin.

Declines in the value of securities held in the investment portfolio may negatively affect the Company's earnings and capital. The value of an investment in the portfolio could decrease due to changes in market factors. The market value of certain investment securities is volatile and future declines or other-than-temporary impairments could materially adversely affect the Company's future earnings and capital. Continued volatility in the market value of certain of the investment securities, whether caused by changes in market perceptions of credit risk, as reflected in the expected market yield of the security, or actual defaults in the portfolio could result in significant fluctuations in the value of the securities. This could have a material adverse impact on the Company's accumulated other comprehensive loss and shareholders' equity depending upon the direction of the fluctuations.

Furthermore, future downgrades or defaults in these securities could result in future classifications as other-than-temporarily impaired. The Company has invested in trust preferred securities issued by financial institutions and insurance companies, corporate securities of financial institutions, and stock in the Federal Home Loan Bank of Chicago and Federal Reserve Bank of Chicago. Deterioration of the financial stability of the underlying financial institutions for these investments could result in other-than-temporary impairment charges to the Company and could have a material impact on future earnings. For further discussion of the Company's investments, see Note 4 – "Investment Securities."

The Company may not have sufficient cash or access to cash to satisfy current and future financial obligations, including demands for loans and deposit withdrawals, funding operating costs and for other corporate purposes. This type of liquidity risk arises whenever the maturities of financial instruments included in assets and liabilities differ. The Company's liquidity can be affected by a variety of factors, including general economic conditions, market disruption, operational problems affecting third parties or the Company, unfavorable pricing, competition, the Company's credit rating and regulatory restrictions. (See "Liquidity" herein for management's actions to mitigate this risk.)

If the Company were unable to borrow funds through access to capital markets, it may not be able to meet the cash flow requirements of its depositors, creditors, and borrowers, or the operating cash needed to fund corporate expansion and other corporate activities. As seen starting in the middle of 2007, significant turmoil and volatility in worldwide financial markets can result in a disruption in the liquidity of financial markets and could directly impact the Company to the extent it needs to access capital markets to raise funds to support its business and overall liquidity position. These types of situations could affect the cost of such funds or the Company's ability to raise such funds. If the Company were unable to access any of these funding sources when needed, it might be unable to meet customers' needs, which could adversely impact its financial condition, results of operations, cash flows, and level of regulatory-qualifying capital. For further discussion, see the "Liquidity" section.

Operational Risks

A failure in or breach of the Company's operational or security systems, or those of its third-party service providers, including as a result of cyber-attacks, could disrupt the Company's business, result in unintentional disclosure or misuse of confidential or proprietary information, damage the Company's reputation, increase our costs, and cause losses. As a financial institution, the Company's operations rely heavily on the secure processing, storage, and transmission of confidential and other information on its computer systems and networks. Any failure, interruption or breach in security or operational integrity of these systems could result in failures or disruptions in the Company's online banking system, customer relationship management, general ledger, deposit and loan servicing and other systems. The security and integrity of these systems could be threatened by a variety of interruptions or information security breaches, including those caused by computer hacking, cyber-attacks, electronic fraudulent activity, or attempted theft of financial assets. Management cannot assert that any such failures, interruption or security breaches will not occur, or if they do occur that they will be adequately addressed. While certain protective policies and procedures are in place, the nature and sophistication of the threats continue to evolve. The Company may be required to expend significant additional resources in the future to modify and enhance these protective measures.

Additionally, the Company faces the risk of operational disruption, failure, termination, or capacity constraints of any of the third parties that facilitate its business activities, including exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties could also be the source of an attack on, or breach of, its operational systems. Any failures, interruptions or security breaches in the Company's information systems could damage its reputation, result in a loss of customer business, result in a violation of privacy or other laws, or expose us to civil litigation, regulatory fines or losses not covered by insurance.

If the Company's stock price declines from levels at December 31, 2023, management will evaluate the goodwill balance for impairment, and if the values of the business has declined, the Company could recognize an impairment charge for its goodwill. Management performed its annual goodwill impairment assessment as of September 30, 2023. Based on these analyses, management concluded that the fair value of the Company's reporting units exceeded the fair value of its assets and liabilities and, therefore, goodwill was not considered impaired. It is possible that management's assumptions and conclusions regarding the valuation of the Company's lines of business could change adversely, which could result in the recognition of impairment for goodwill, which could have a material effect on the Company's financial position and future results of operations.

Human error, inadequate or failed internal processes and systems, and external events may have adverse effects on the Company. Operational risk includes compliance or legal risk, which is the risk of loss from violations of, or noncompliance with, laws, rules, regulations, prescribed practices, or ethical standards. Operational risk also encompasses transaction risk, which includes losses from fraud, error, the inability to deliver products or services, and loss or theft of information. Losses resulting from operational risk could take the form of explicit charges, increased operational costs, harm to the Company's reputation or forgone opportunities. Any of these could potentially have a material adverse effect on the Company's reputation, financial condition, and results of operations.

The Company is exposed to various business risks that could have a negative effect on the financial performance of the Company. These risks include changes in customer behavior, changes in competition, new litigation or changes to existing litigation, claims and assessments, environmental liabilities, real or threatened acts of war or terrorist activity, adverse weather, changes in accounting standards, legislative or regulatory changes, taxing authority interpretations, and an inability on the Company's part to retain and attract skilled employees.

In addition to these risks identified by the Company, investments in the Company's common stock involve risk. The market price of the Company's common stock may fluctuate significantly in response to a number of factors including volatility of stock market prices and volumes, rumors or erroneous information, changes in market valuations of similar companies, changes in securities analysts' estimates of financial performance, and variations in quarterly or annual operating results.

Economic and Market Conditions Risks

Difficult economic conditions and market disruption have adversely impacted the banking industry and financial markets generally and may again significantly affect the business, financial condition, or results of operations of the Company. The Company's success depends, to a certain extent, upon economic and political conditions, local and national, as well as governmental monetary policies. Conditions such as inflation, recession, unemployment, changes in interest rates, money supply and other factors beyond the Company's control may adversely affect its asset quality, deposit levels and loan demand and, therefore, its earnings.

The Company's profitability depends significantly on economic conditions in the geographic region in which it operates. A large percentage of the Company's loans are to individuals and businesses in Illinois, consequently, any decline in the economy of this market area could have a materially adverse effect on the Company's financial condition and results of operations.

Decline in the strength and stability of other financial institutions may adversely affect the Company's business. The actions and commercial soundness of other financial institutions could affect the Company's ability to engage in routine funding transactions. Financial services institutions are interrelated as a result of clearing, counterparty or other relationships. The Company has exposure to different counterparties and executes transactions with various counterparties in the financial industry. Recent defaults by financial services institutions, and even rumors or questions about one or more financial services institutions or the financial services industry in general, led to market-wide liquidity problems in recent years and could lead to losses or defaults by the Company or by other institutions. Many of these transactions expose the Company to credit risk in the event of default of its counterparty or client. Any such losses could materially and adversely affect the Company's results of operations.

The Company is subject to Environmental, Social and Governance ("ESG") risks that could adversely affect its reputation and the market price of its securities. The Company is subject to a variety of risks arising from ESG matters. ESG matters include climate risk, hiring practices, the diversity of the work force, and racial and social justice issues involving the Company's personnel, customers and third parties with whom it otherwise does business. Risks arising from ESG matters may adversely affect, among other things, reputation and the market price of the Company's securities. Further, the Company may be exposed to negative publicity based on the identity and activities of those to whom it lends and with which it otherwise does business and the public's view of the approach and performance of its customers and business partners with respect to ESG matters. Any such negative publicity could arise from adverse news coverage in traditional media and could also spread through the use of social media platforms. The Company's relationships and reputation with its existing and prospective customers and third parties with which it does business could be damaged if it were to become the subject of any such negative publicity. This, in turn, could have an adverse effect on the Company's ability to attract and retain customers and employees and could have a negative impact on the market price for securities. Investors have begun to consider the steps taken and resources allocated by financial institutions and other commercial organizations to address ESG matters when making investment and operational decisions. Certain investors are beginning to incorporate the business risks of climate change and the adequacy of companies' responses to the risks posed by climate change and other ESG matters into their investment theses. These shifts in investing priorities may result in adverse effects on the market price of the Company's securities to the extent that investors determine that the Company has not made sufficient progress on ESG matters.

The Company's business could suffer if it fails to attract and retain skilled people. The Company's success depends, in large part, on its ability to attract and retain key people. Competition for the best employees in most of the activities the Company engages in can be intense. The Company may not be able to hire the best people for key roles or retain them. In addition, increased work-from-home arrangements, may exacerbate the challenges of attracting and retaining talented and diverse employees as job markets may be less constrained by physical geography. Our current or future approach to in-office and work-from-home arrangements may not meet the needs or expectations of current or prospective employees or may not be perceived as favorable compared to the arrangements offered by competitors, which could adversely affect the Company's ability to attract and retain employees. The loss of any key personnel or an inability to continue to attract, retain, and motivate key personnel could adversely affect the Company's business.

Climate change could have a material negative impact on the Company and customers. The Company's business, as well as the operations and activities of its customers, could be negatively impacted by climate change. Climate change presents both immediate and long-term risks to the Company and its customers, and these risks are expected to increase over time. Climate change presents multi-faceted risks, including: operational risk from the physical effects of climate events on the Company and its customers' facilities and other assets; credit risk from borrowers with significant exposure to climate risk; transition risks associated with the transition to a less carbon-dependent economy; and reputational risk from stakeholder concerns about the Company's practices related to climate change, the Company's carbon footprint, and the Company's business relationships with clients who operate in carbon-intensive industries. Federal and state banking regulators and supervisory authorities, investors, and other stakeholders have increasingly viewed financial institutions as important in helping to address the risks related to climate change both directly and with respect to their customers, which may result in financial institutions coming under increased pressure regarding the disclosure and management of their climate risks and related lending and investment activities Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit, and reputational risks and costs. The risks associated with climate change are changing and evolving in an escalating fashion, making them difficult to assess due to limited data and other uncertainties. The Company could experience increased expenses resulting from strategic planning, litigation, and technology and market changes, and reputational harm as a result of negative public sentiment, regulatory scrutiny, and reduced investor and stakeholder confidence due to the Company's response to climate change and its climate change strategy, which, in turn, could have a material negative impact on business, results of operations, and financial condition.

Other Business Risks

The COVID-19 pandemic had a negative impact on the economy and the Company, it's workforce, and the operations of our borrowers, customers, and business partners. In particular, we experienced financial losses due to various operational factors impacting us or our borrowers, customers, or business partners, including but not limited to:

- declines in collateral values;

- third party disruptions, including outages at network providers and other suppliers;

- increased cyber and payment fraud risk, as cybercriminals attempt to profit from the disruption, given increased online and remote activity; and

Even though the COVID 19 impact has lessened, the Company may continue to experience adverse impacts to our business as a result of the virus's global economic impact, including the availability of credit, adverse impacts on our liquidity and any recession that has occurred or may occur in the future. The ongoing recovery or a resurgence of COVID 19 could have a material impact on the Company's results of operations and heighten other of our known risks.

The Company may issue additional common stock or other equity securities in the future which could dilute the ownership interest of existing stockholders. To maintain capital at desired or regulatory-required levels, to replace existing capital, or to complete acquisitions the Company may be required to issue additional shares of common stock, or securities convertible into, exchangeable for or representing rights to acquire shares of common stock. The Company may sell these shares at prices below the current market price of shares, and the sale of these shares may significantly dilute stockholder ownership. The Company could also issue additional shares in connection with acquisitions of other financial institutions.

If the Company is unable to make favorable acquisitions or successfully integrate our acquisitions, the Company's growth could be impacted. In the past several years, the Company has completed acquisitions of banks, bank branches and other businesses. We may continue to make such acquisitions in the future. When the Company evaluates acquisition opportunities, the Company evaluates whether the target institution has a culture similar to the Company, experienced management, and the potential to improve the financial performance of the Company. If the Company fails to successfully identify, complete, and integrate favorable acquisitions, the Company could experience slower growth. Acquiring other banks, bank branches or businesses involves various risks commonly associated with acquisitions, including, among other things: potential exposure to unknown or contingent liabilities or asset quality issues of the target institution, difficulty and expense of integrating the operations and personnel of the target institution, potential disruption to the Company (including diversion of management's time and attention), difficulty in estimating the value of the target institution, and potential changes in banking or tax laws or regulations that may affect the target institution.

The Company and the banking industry are subject to government regulation, legislation, and policy. Government regulation, legislation and policy affect the Company and the banking industry as a whole, including the Company's business and results of operations. The Company's results of operations could be adversely affected by changes in how existing regulations are interpreted or applied by government agencies, or by the adoption of new government regulation, legislation, and policy. These changes may require the Company to invest significant funds and management attention and resources in order to reach compliance. In addition, any enforcement matters could impact supervisory and CRA ratings, which may restrict or limit the Company's activities.

The Company operates in a highly competitive industry and market area. The Company faces substantial competition in all areas of its operations from a variety of different competitors, both within and beyond its principal markets, many of which are larger and may have more financial resources. Such competitors primarily include national, regional, and internet banks within the various markets in which the Company operates. The Company also faces competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative and regulatory changes and continued consolidation.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk management and strategy

The Company's Information Security strategy prioritizes detection, analysis and response to known, anticipated or unexpected threats; effective management of security risks; and resiliency against incidents. The Company's cybersecurity risk management processes include technical security controls, policy enforcement mechanisms, monitoring systems, employee training, contractual arrangements, tools and related services from third-party providers, and management oversight to assess, identify and manage material risks from cybersecurity threats. The Company implements risk-based controls to protect the Company's information, information systems, business operations, products and related services, and the information of the Company's customers. The Company has adopted security-control principles based on the Federal Financial Institutions Examination Council (FFIEC) Cyber Security Assessment Tool (CAT), and other industry-recognized standards, and contractual requirements, as applicable. The Company also leverages industry associations, third-party benchmarking, the results from regular internal and third-party audits, threat intelligence feeds, and other similar resources to inform the Company's cybersecurity processes and allocate resources.

The Company maintains security programs that include physical, administrative and technical safeguards, and the Company maintains plans and procedures whose objective is to help the Company prevent and timely and effectively respond to cybersecurity threats or incidents. Through the Company's cybersecurity risk management process, the Company continuously monitors cybersecurity vulnerabilities and potential attack vectors to Company systems, and the Company evaluates the potential operational and financial effects of any threat and of cybersecurity countermeasures made to defend against such threats. The Company continues to integrate the Company's cyber practice within the Company's Risk Oversight Committee, and Enterprise Risk Management program, both of which are overseen by the Company's Board of Directors and provide frameworks for identifying and tracking cyber-related business and compliance risks across the Organization. The Company periodically engages third-party consultants to assist us in assessing, enhancing, implementing, and monitoring the Company's cybersecurity risk management programs and responding to any incidents.

As part of the Company's cybersecurity risk management process, the Company conducts an annual "tabletop" exercise during which the Company simulates cybersecurity incidents to ensure that the Company is prepared to respond to such an incident and to highlight any areas for potential improvement in the Company's cyber incident preparedness. This exercise is conducted at both the technical level and senior management level. In addition, all employees are required to pass mandatory cybersecurity training courses on an annual basis and receive bi-weekly phishing simulations to provide "experiential learning" on how to recognize phishing attempts.

The Company has established a cybersecurity vendor risk management program, which is a cross-functional program that forms part of the Company's Enterprise Risk Management program and is supported by the Company's security, compliance, and third-party partners. Through this evolving program, the Company assesses the risks from cybersecurity threats that impact the Company's third-party service providers with whom the Company shares personal identifying and confidential information. The Company continues to evolve the oversight processes to mature how the Company identifies and manages cybersecurity risks associated with the products or services the Company procures from third parties.

The Company has experienced, and may in the future experience, whether directly or through the Company's third-party partners, cybersecurity incidents. While prior incidents have not materially affected the Company's business strategy, results of operations or financial condition, and although the Company's processes are designed to help prevent, detect, respond to, and mitigate the impact of such incidents, there is no guarantee that a future cyber incident would not materially affect the Company's business strategy, results of operations or financial condition.

Governance

The Company's Board of Directors has overall responsibility for risk oversight, with its committees assisting the Board in performing this function. The Company's Board of Directors has delegated oversight of risks related to cybersecurity to two Board committees, the Risk Oversight Committee and Audit Committee, and each committee reports on its activities and findings to the Board on a quarterly cadence. The Audit Committee is charged with reviewing the Company's cybersecurity processes for assessing key strategic, operational, and compliance risks. The Company's Information Security Officer provides presentations to the Risk Oversight Committee and the Board, on cybersecurity risks quarterly. These briefings may include assessments of cyber risks, the threat landscape, updates on incidents, and reports on the Company's investments in cybersecurity risk mitigation and governance. In the event of a potentially material cybersecurity event, the Incident Response Team (IRT) is notified and briefed, and meetings with that team and/or Executive Committee members are held, with the Board of Directors being briefed, as appropriate.

The Company's Information Security Officer (ISO), James Hinks, leads our cybersecurity program and oversees the Company's Security Operations Team (SOC), supporting our security functions of identifying, preventing, detecting, responding, and recovering. The SOC team comprises personnel with extensive experience in information technology across the private and public sectors. Mr. Hinks holds multiple security accreditations and 24 years of experience in cybersecurity, software development, systems, networking, and other technology-related roles within public and private industries, with 14 years in IT leadership roles. Mr. Hinks has been employed with the Company since 2019, overseeing information security, disaster recovery, vendor management, and physical security.

ITEM 2.   PROPERTIES

The Company's headquarters is located at 1421 Charleston Avenue, Mattoon Illinois. This location is also used by the deposit operations department of First Mid Bank. In addition, the Company owns facilities located at 1500 Wabash Avenue, Mattoon, Illinois, and 1420 Wabash Avenue, Mattoon, Illinois, which are used by branch support operations, and 1100 Broadway Avenue, Mattoon, Illinois which is used by loan operations, and a facility located at 1321 Charleston Avenue, Mattoon, Illinois which is used by First Mid Wealth Management Company.

The main office of First Mid Bank is located at 1515 Charleston Avenue, Mattoon, Illinois and is owned by First Mid Bank. First Mid Bank also owns a building located at 1520 Charleston Avenue, which is used by First Mid Insurance, and by First Mid Bank for back room operations. First Mid Bank also conducts business through numerous facilities, owned and leased, located in twenty-eight counties throughout Illinois, six throughout Missouri, one county in Wisconsin, and one county in Texas. Of the eighty-one other banking offices operated by First Mid Bank, sixty-three are owned and eighteen are leased from non-affiliated third parties. First Mid Bank also has a loan production office and an agency finance office in metro Indianapolis.

None of the properties owned by the Company are subject to any major encumbrances. The Company believes these facilities are suitable and adequate to operate its banking and related business. The net investment of the Company and subsidiaries in real estate and equipment at December 31, 2023 was $101.4 million.

ITEM 3.   LEGAL PROCEEDINGS

From time to time the Company and its subsidiaries may be involved in litigation that the Company believes is a type common to our industry. None of any such existing claims are believed to be individually material at this time to the Company, although the outcome of any such existing claims cannot be predicted with certainty.

ITEM 4.   MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER OF PURCHASES OF EQUITY SECURITIES

The Company's common stock is included for quotation on the NASDAQ Stock Market, LLC under the trading symbol "FMBH".

The Company's shareholders are entitled to receive dividends as are declared by the Board of Directors, which considered quarterly payment of dividends during 2023. The ability of the Company to pay dividends, as well as fund its operations, is dependent upon receipt of dividends from First Mid Bank. Regulatory authorities limit the amount of dividends that can be paid by First Mid Bank without prior approval from such authorities. For further discussion of the Bank's dividend restrictions, see Item1 – "Business" – "First Mid Bank" – "Dividends" and Note 16 – "Dividend Restrictions" herein.

The following table summarizes share repurchase activity for the fourth quarter of 2023:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs at End of Period
October 1, 2023 – October 31, 2023	—	$ —	—	$ 4,061,000
November 1, 2023 – November 30, 2023	—	—	—	4,061,000
December 1, 2023 – December 31, 2023	13,311	34.65	13,311	3,600,000
Total	13,311	$ 34.65	13,311	$ 3,600,000

All of the repurchase activity that occurred during 2023 resulted from shares withheld to cover taxes on employee stock vesting. There were no other shares repurchased during 2023. Since August 5, 1998, the Board of Directors has approved repurchase programs pursuant to which the Company may repurchase a total of approximately $76.7 million of the Company's common stock.

ITEM 6. [Reserved]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis are intended to provide a better understanding of the consolidated financial condition and results of operations of the Company and its subsidiaries for the years ended December 31, 2023, 2022, and 2021. This discussion and analysis should be read in conjunction with the consolidated financial statements, related notes and selected financial data appearing elsewhere in this report.

Forward-Looking Statements

This report may contain certain forward-looking statements, such as discussions of the Company's pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses, and planned schedules. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1955. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including those described in Item 1A. "Risk Factors" and other sections of the Company's Annual Report on Form 10-K and the Company's other filings with the SEC, and changes in interest rates, general economic conditions and those in the Company's market area, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios and the valuation of the investment portfolio, the Company's success in raising capital, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles, policies and guidelines. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

For the Years Ended December 31, 2023, 2022, and 2021 Overview

This overview of management's discussion and analysis highlights selected information in this document and may not contain all the information that is important to you. For a more complete understanding of trends, events, commitments, uncertainties, liquidity, capital resources, and critical accounting estimates, you should carefully read this entire document. These have an impact on the Company's consolidated financial condition and results of consolidated operations.

Net income was $68.9 million, $73.0 million, and $51.5 million and diluted earnings per share were $3.15, $3.60, and $2.87 for the years ended December 31, 2023, 2022, and 2021, respectively. The following table shows the Company's annualized performance ratios for the years ended December 31, 2023, 2022, and 2021:

	2023	2022	2021
Return on average assets	0.97%	1.11%	0.90%
Return on average common equity	10.10%	11.38%	8.38%
Average common equity to average assets (non-GAAP)	9.61%	9.77%	10.72%

Total assets at December 31, 2023, 2022, and 2021 were $7.59 billion, $6.74 billion, and $5.99 billion, respectively. Net loan balances increased to $5.51 billion at December 31, 2023, from $4.77 billion at December 31, 2022, and from $3.94 billion at December 31, 2021. The increase in 2023 was primarily due to approximately $730.2 million of gross loans acquired, after purchase accounting adjustments, from Blackhawk Bank. The increase in 2022 was primarily due to approximately $418.5

million of loans acquired from Jefferson Bank. The increase in 2021 was primarily due to approximately $829 million of loans acquired from Providence Bank and $208 million of loans purchased from Stifel Bank.

Total deposit balances increased to $6.12 billion at December 31, 2023 from $5.26 billion at December 31, 2022 and from $4.96 billion at December 31, 2021. The increase in 2023 was primarily due to $1.19 billion acquired from Blackhawk Bank. The increase in 2022 was primarily due to $560 million of deposits acquired from Jefferson Bank. The increase in 2021 was primarily due to $990 million of deposits acquired from Providence Bank and $219 million of deposits acquired in association with loans purchased from Stifel Bank.

Net interest margin (tax effected), defined as net interest income divided by average interest-earning assets, was 3.05% for 2023, 3.13% for 2022 and 3.21% for 2021. The decrease in 2022 and 2023 was primarily due to an increase in rates on interest-bearing deposits and borrowings.

Net interest income increased to $193.5 million in 2023 from $184.3 million in 2022 and $167.8 million in 2021. During 2023, the increase in net interest income was primarily due to the acquisition of Blackhawk Bank. During 2022, the increase in net interest income was primarily due to the acquisition of Jefferson Bank.

Non-interest income increased to $86.8 million in 2023 compared to $74.7 million in 2022 and $69.8 million in 2021. The increase in 2023 was primarily due to the acquisition of Blackhawk Bank and an increase in insurance revenues. The increase in 2022 was primarily due to growth in wealth management and insurance revenues and the acquisition of Jefferson Bank.

Non-interest expenses increased to $185.7 million in 2023 compared to $162.9 million in 2022, and $155.6 million in 2021. The increase in 2023 was primarily due to the acquisition of Blackhawk Bank and nonrecurring costs tied to the acquisition and integration. The increase in 2022 was primarily due to the acquisition of Jefferson Bank.

Following is a summary of the factors that contributed to the changes in net income (in thousands):

	2023 vs 2022	2022 vs 2021
Net interest income	$ 9,186	$ 16,526
Provision for credit losses	(1,298)	10,345
Other income, including securities transactions	12,104	4,915
Other expenses	(22,879)	(7,282)
Income taxes	(1,130)	(3,042)
Increase (decrease) in net income	$ (4,017)	$ 21,462

Credit quality is an area of importance to the Company. Year-end total nonperforming loans were $20.1 million at December 31, 2023 compared to $19.2 million at December 31, 2022, and $22.0 million at December 31, 2021. Repossessed Assets balances totaled $1.2 million at December 31, 2023 compared to $4.4 million at December 31, 2022, and $5.0 million at December 31, 2021. The Company's provision for credit losses was $6.1 million for 2023, compared to $4.8 million for 2022, and $15.2 million for 2021. The increase in provision expense for 2023 was primarily due to the acquisition of Blackhawk Bank. The decrease of provision expense in 2022 was primarily due to the provision requirements in 2021 for the acquisition of Providence Bank.

The Company's capital position remains strong and the Company has consistently maintained regulatory capital ratios above the "well-capitalized" standards. The Company's Tier 1 capital ratio to risk weighted assets ratio at December 31, 2023, 2022, and 2021 was 12.02%, 12.40%, and 12.51%, respectively. The Company's total capital to risk weighted assets ratio at December 31, 2023, 2022, and 2021 was 14.84%, 15.20% and 15.79%, respectively. The decrease in 2023 was primarily due to the acquisition of Blackhawk Bank. The decrease in 2022 was primarily due to the acquisition of Jefferson Bank.

The Company's liquidity position remains sufficient to fund operations and meet the requirements of borrowers, depositors, and creditors. The Company maintains various sources of liquidity to fund its cash needs. See "Liquidity" herein for a full listing of its sources and anticipated significant contractual obligations.

The Company enters into financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include lines of credit, letters of credit and other commitments to extend credit. The total outstanding commitments at December 31, 2023, 2022, and 2021 were $1.3 billion, $1.2 billion, and $1.0 billion, respectively. See Note 17 – "Commitments and Contingent Liabilities" herein for further information.

Critical Accounting Policies and Use of Significant Estimates

The Company has established various accounting policies that govern the application of U.S. generally accepted accounting principles in the preparation of the Company's consolidated financial statements. The significant accounting policies of the Company are described in the footnotes to the consolidated financial statements. Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and assumptions, which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

Investment in Debt and Equity Securities. The Company classifies its investments in debt securities as either held-to-maturity or available-for-sale. Securities classified as held-to-maturity are recorded at amortized cost. Available-for-sale and equity securities are carried at fair value. Fair value calculations are based on quoted market prices when such prices are available. If quoted market prices are not available, estimates of fair value are computed using a variety of techniques, including extrapolation from the quoted prices of similar instruments or recent trades for thinly traded securities, fundamental analysis, or through obtaining purchase quotes. Due to the subjective nature of the valuation process, it is possible that the actual fair values of these investments could differ from the estimated amounts, thereby affecting the financial position, results of operations and cash flows of the Company. If the estimated value of investments is less than the cost or amortized cost, the Company evaluates whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment. If such an event or change has occurred and the Company determines that the impairment is other-than-temporary, a further determination is made as to the portion of impairment that is related to credit loss. The impairment of the investment that is related to the credit loss is expensed in the period in which the event or change occurred. The remainder of the impairment is recorded in other comprehensive income.

Allowance for Credit Losses - Held-to-Maturity Securities. Currently all the Company's held-to-maturity securities are government agency-backed securities for which the risk of loss is minimal. Accordingly, the Company does not record an allowance for credit losses on held-to-maturity securities.

Loans. Loans are reported at amortized cost. Amortized cost is the principal balance outstanding, net of purchase discounts and premiums, fair value hedge accounting adjustments and deferred loan fees and costs. Accrued interest is reported separately and is included in interest receivable in the consolidated balance sheets.

Allowance for Credit Losses - Loans. The Company believes the allowance for credit losses for loans is the critical accounting policy that requires the most significant judgments and assumptions used in the preparation of its consolidated financial statements. The allowance for credit losses for loans represents the best estimate of losses inherent in the existing loan portfolio. An estimate of potential losses inherent in the loan portfolio are determined and an allowance for those losses is established by considering factors including historical loss rates, expected cash flows and estimated collateral values. In assessing these factors, the Company uses relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts.

The allowance for credit losses is measured on a collective (pool) basis for non-impaired loans with similar risk characteristics. Historical credit loss experience provides the basis for the estimate of expected credit losses. Adjustments to historical loss information are made for relevant factors to each pool including merger & acquisition activity, economic conditions, changes in policies, procedures & underwriting, and concentrations. The Company estimates the appropriate level of allowance for credit losses for impaired loans by evaluating them separately. A specific allowance is assigned to an impaired loan when expected cash flows or collateral are less than the carrying amount of the loan.

Allowance for Credit Losses - Off-Balance Sheet Credit Exposures. The Company estimates expected credit losses over the contractual period that the Company is exposed to credit risk via a contractual obligation to extend credit unless the obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is included in other liabilities in the consolidated balance sheets.

Other Real Estate Owned. Other real estate owned acquired through loan foreclosure is initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. The adjustment at the time of foreclosure is recorded through the allowance for credit losses. Due to the subjective nature of establishing the fair value when the asset is acquired, the actual fair value of the other real estate owned or foreclosed asset could differ from the original estimate. If it is determined that fair value temporarily declines subsequent to foreclosure, a valuation allowance is recorded through noninterest expense. Operating costs associated with the assets after acquisition are also recorded as noninterest expense. Gains and losses on the disposition of other real estate owned and foreclosed assets are netted and posted to other noninterest expense.

Mortgage Servicing Rights. The Company has elected to measure mortgage servicing rights under the amortization method. Using this method, servicing rights are amortized in proportion to and over the period of estimated net servicing income. The amortized assets are assessed for impairment based on fair value at each reporting date. Impairment is determined by stratifying rights into tranches based on predominant characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation reserve, to the extent that fair value is less than the carrying amount of servicing assets. Fair value in excess of the carrying amount of servicing assets is not recognized.

Deferred Income Tax Assets/Liabilities. The Company's net deferred income tax asset arises from differences in the dates that items of income and expense enter into our reported income and taxable income. Deferred tax assets and liabilities are established for these items as they arise. From an accounting standpoint, deferred tax assets are reviewed to determine if they are realizable based on the historical level of taxable income, estimates of future taxable income and the reversals of deferred tax liabilities. In most cases, the realization of the deferred tax asset is based on future profitability. If the Company were to experience net operating losses for tax purposes in a future period, the realization of deferred tax assets would be evaluated for a potential valuation reserve.

Additionally, the Company reviews its uncertain tax positions annually. An uncertain tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be recognized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. A significant amount of judgment is applied to determine both whether the tax position meets the "more likely than not" test as well as to determine the largest amount of tax benefit that is greater than 50% likely to be recognized. Differences between the position taken by management and that of taxing authorities could result in a reduction of a tax benefit or increase to tax liability, which could adversely affect future income tax expense.

Impairment of Goodwill and Intangible Assets. Core deposit and customer relationships, which are intangible assets with a finite life, are recorded on the Company's consolidated balance sheets. These intangible assets were capitalized as a result of past acquisitions and are being amortized over their estimated useful lives of up to 15 years. Core deposit intangible assets, with finite lives will be tested for impairment when changes in events or circumstances indicate that its carrying amount may not be recoverable. Core deposit intangible assets were tested for impairment during 2023 as part of the goodwill impairment test and no impairment was deemed necessary.

As a result of the Company's acquisition activity, goodwill, an intangible asset with an indefinite life, is reflected on the balance sheets. Goodwill is evaluated for impairment annually, unless there are factors present that indicate a potential impairment, in which case, the goodwill impairment test is performed more frequently than annually.

Fair Value Measurements. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company estimates the fair value of a financial instrument using a variety of valuation methods. Where financial instruments are actively traded and have quoted market prices, quoted market prices are used for fair value. When the financial instruments are not actively traded, other observable market inputs, such as quoted prices of securities with similar characteristics, may be used, if available, to determine fair value. When observable market prices do not exist, the Company estimates fair value. The Company's valuation methods consider factors such as liquidity and concentration concerns. Other factors such as model assumptions, market dislocations, and unexpected correlations can affect estimates of fair value. Imprecision in estimating these factors can impact the amount of revenue or loss recorded.

ASC 820 establishes a framework for measuring the fair value of financial instruments that considers the attributes specific to particular assets or liabilities and establishes a three-level hierarchy for determining fair value based on the transparency of inputs to each valuation as of the fair value measurement date. The three levels are defined as follows:

- Level 1 — quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 — inputs include quoted prices for similar assets and liabilities in active markets, quoted prices of identical or similar assets or liabilities in markets that are not active, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 — inputs that are unobservable and significant to the fair value measurement.

At the end of each quarter, the Company assesses the valuation hierarchy for each asset or liability measured. From time to time, assets or liabilities may be transferred within hierarchy levels due to changes in availability of observable market inputs to measure fair value at the measurement date. Transfers into or out of hierarchy levels are based upon the fair value at the beginning of the reporting period. A more detailed description of the fair values measured at each level of the fair value hierarchy can be found in Note 11 – "Disclosures of Fair Values of Financial Instruments."

Results of Operations

Net Interest Income

The largest source of operating revenue for the Company is net interest income. Net interest income represents the difference between total interest income earned on earning assets and total interest expense paid on interest-bearing liabilities. The amount of interest income is dependent upon many factors, including the volume and mix of earning assets, the general level of interest rates and the dynamics of changes in interest rates. The cost of funds necessary to support earning assets varies with the volume and mix of interest-bearing liabilities and the rates paid to attract and retain such funds.

Net interest income is the excess of interest received from earning assets over interest paid on interest-bearing liabilities. For analytical purposes, net interest income is presented on a full tax equivalent (TE) basis in the table that follows. The federal statutory rate in effect of 21% was used for all years. The TE analysis portrays the income tax benefits associated with the tax-exempt assets. The year-to-date net yield on interest-earning assets excluding the TE adjustments of $3,060,000, $3,164,000, and $2,624,000 for 2023, 2022, and 2021, respectively, were 3.00%, 3.08%, and 3.17% at December 31, 2023, 2022, and 2021, respectively. The

Company's average balances, fully tax equivalent interest income and interest expense, and rates earned or paid for major balance sheet categories are set forth in the following table (dollars in thousands):

	Year Ended December 31, 2023			Year Ended December 31, 2022			Year Ended December 31, 2021		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets									
Interest-bearing deposits	$ 82,640	$ 5,107	6.18%	$ 56,517	$ 492	0.87%	$ 268,523	$ 357	0.13%
Federal funds sold	8,299	419	5.05%	5,772	113	1.96%	1,335	—	0.03%
Certificates of deposit investments	1,822	98	5.37%	1,756	37	2.10%	2,606	56	2.13%
Investment securities									
Taxable	964,898	24,307	2.52%	1,053,511	20,595	1.95%	923,600	15,598	1.69%
Tax-exempt (Municipals)(TE)(1)	276,417	9,889	3.58%	328,832	11,121	3.38%	299,833	9,264	3.09%
Loans (TE)(1)(2)(3)	5,079,949	263,406	5.19%	4,518,566	186,697	4.13%	3,778,174	160,362	4.24%
Total earning assets	6,414,025	303,226	4.73%	5,964,954	219,055	3.67%	5,274,071	185,637	3.51%
Cash and due from banks	133,237			123,306			95,902		
Premises and equipment	94,897			88,744			79,913		
Other assets	520,944			439,545			333,115		
Allowance for credit losses	(62,878)			(58,876)			(53,188)		
Total assets	$ 7,100,225			$ 6,557,673			$ 5,729,813		
Liabilities and stockholders' equity									
Deposits:									
Demand deposits, interest-bearing	$ 2,618,452	47,939	1.83%	$ 2,598,480	13,709	0.53%	$ 2,217,281	4,258	0.19%
Savings deposits	663,760	739	0.11%	666,334	570	0.09%	611,379	487	0.08%
Time deposits	961,162	28,616	2.98%	655,240	4,534	0.69%	671,056	4,292	0.64%
Total interest-bearing deposits	4,243,374	77,294	1.82%	3,920,054	18,813	0.48%	3,499,716	9,037	0.26%
Securities sold under agreements to repurchase	225,307	6,565	2.91%	202,242	1,795	0.89%	173,762	231	0.13%
FHLB advances	462,197	16,779	3.63%	276,401	6,184	2.24%	107,518	1,514	1.41%
Federal funds purchased	192	10	5.21%	481	9	2%	—	—	—
Subordinated debt	99,638	4,196	4.18%	94,471	3,945	4.18%	94,321	3,939	4.18%
Junior subordinated debentures	21,337	1,859	8.87%	19,275	868	4.50%	19,105	541	2.83%
Other debt	—	—	—%		14	—%	—	—	—%
Total borrowings	808,671	29,409	3.64%	592,884	12,801	2.16%	394,706	6,225	1.58%
Total interest-bearing liabilities	5,052,045	106,703	2.11%	4,512,938	31,614	0.70%	3,894,422	15,262	0.39%
Demand deposits	1,312,023			1,356,912			1,164,877		
Other liabilities	53,838			46,811			56,388		
Stockholders' equity	682,319			641,012			614,126		
Total liabilities and stockholders' equity	$ 7,100,225			$ 6,557,673			$ 5,729,813		
Net interest income		$ 196,523			$ 187,441			$ 170,375	
Net interest spread			2.62%			2.97%			3.12%
Impact of non-interest-bearing funds			0.43%			0.16%			0.09%
TE net yield on interest-earning assets			3.05%			3.13%			3.21%

(1) Tax-exempt income is shown on a fully tax equivalent basis.
(2) Nonaccrual loans have been included in the average balances. Balances are net of unaccreted discount related to loans acquired.
(3) Includes loans held for sale

Changes in net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. The following table summarizes the approximate relative contribution of changes in average volume and interest rates to changes in net interest income for the past two years (in thousands):

	2023 Compared to 2022 Increase (Decrease)			2022 Compared to 2021 Increase (Decrease)		
	Total Change	Volume (1)	Rate (1)	Total Change	Volume (1)	Rate (1)
Earning assets:						
Interest-bearing deposits	$ 4,615	$ 325	$ 4,290	$ 135	$ (468)	$ 603
Federal funds sold	306	67	239	113	4	109
Certificates of deposit investments	61	1	60	(19)	(18)	(1)
Investment securities:						
Taxable	3,712	(1,854)	5,566	4,997	2,387	2,610
Tax-exempt	(1,232)	(1,848)	616	1,857	939	918
Loans (2)	76,709	25,020	51,689	26,335	30,596	(4,261)
Total interest income	84,171	21,711	62,460	33,418	33,440	(22)
Interest-bearing liabilities:						
Deposits:						
Demand deposits, interest-bearing	34,230	107	34,123	9,451	828	8,623
Savings deposits	169	(1)	170	83	35	48
Time deposits	24,082	2,970	21,112	242	(99)	341
Total interest-bearing deposits	58,481	3,076	55,405	9,776	764	9,012
Securities sold under agreements to repurchase	4,770	228	4,542	1,564	43	1,521
FHLB advances	10,595	5,509	5,086	4,670	3,397	1,273
Federal funds purchased	1	(7)	8	9	6	3
Subordinated debt	251	251	—	6	6	—
Junior subordinated debentures	991	82	909	327	5	322
Other debt	—	—	—	—	—	—
Total borrowings	16,608	6,063	10,545	6,576	3,457	3,119
Total interest expense	75,089	9,139	65,950	16,352	4,221	12,131
Net interest income	$ 9,082	$ 12,572	$ (3,490)	$ 17,066	$ 29,219	$ (12,153)

(1) Changes attributable to the combined impact of volume and rate have been allocated proportionately to the change due to volume and the change due to rate.
(2) Nonaccrual loans have been included in the average balances. Balances are net of unaccreted discount related to loans acquired.

Net interest income on a tax-effected basis increased $9.1 million or 4.8% in 2023 compared to an increase of $17.1 million or 10.0% in 2022. Net interest income on a tax-effected basis increased primarily due to the growth in average earnings assets including loans and interest-bearing deposits. The tax-effected net interest margin decreased primarily due to higher interest-bearing liability costs.

In 2023, average earning assets increased by $449.1 million, or 7.5%, and average interest-bearing liabilities increased by $539.4 million or 12.0%. These increases were primarily due to assets and liabilities acquired from Blackhawk Bank. Changes in average balances are shown below:

- Average interest-bearing cash deposits held by the Company increased $26.1 million or 46.2% in 2023 compared to 2022. In 2022, average interest-bearing cash deposits held by the Company decreased $212.0 million or 79.0% compared to 2021.

- Average federal funds sold increased $2.5 million or 43.8% in 2023 compared to 2022. In 2022, average federal funds sold increased $4.4 million or 332.4% compared to 2021.

- Average certificates of deposit investments increased $0.1 million or 3.8% in 2023 compared to 2022. In 2022, average certificates of deposit investments decreased $0.9 million or 32.6% compared to 2021.

- Average loans increased by $561.4 million or 12.4% in 2023 compared to 2022. In 2022, average loans increased by $740.4 million or 19.6% compared to 2021.

- Average securities decreased by $141.0 million or 10.2% in 2023 compared to 2022. In 2022, average securities increased by $158.9 million or 13.0% compared to 2021.

- Average interest-bearing deposits increased by $323.3 million or 8.2% in 2023 compared to 2022. In 2022, average deposits increased by $420.3 million or 12.0% compared to 2021.

- Average securities sold under agreements to repurchase increased by $23.1 million or 11.40% in 2023 compared to 2022. In 2022, average securities sold under agreements to repurchase increased by $28.5 million or 16.4% compared to 2021.

- Average borrowings and other debt increased by $193.0 million or 49.4% in 2023 compared to 2022. In 2022, average borrowings and other debt increased by $169.7 million or 76.8% compared to 2021.

- Net interest margin decreased to 3.05% compared to 3.13% in 2022 and 3.21% in 2021. Asset yields increased by 106 basis points in 2023, and interest-bearing liabilities increased by 141 basis points.

Provision for Credit Losses

The provision for credit losses in 2023 was $6.1 million compared to $4.8 million in 2022 and $15.2 million in 2021. Nonperforming loans increased to $20.1 million at December 31, 2023 from $19.2 million at December 31, 2022 and $22.0 million at December 31, 2021. The increase in provision expense in 2023 was primarily related to the acquisition of Blackhawk Bank. The decrease in provision expense in 2022 was primarily due to the required provision in 2021 tied to the Providence Bank acquisition. Net charge-offs were $0.3 million during 2023, $1.2 million during 2022 and $4.5 million during 2021. For information on credit loss experience and nonperforming loans, see "Nonperforming Loans and Repossessed Assets" and "Loan Quality and Allowance for credit losses" herein.

Other Income

An important source of the Company's revenue is derived from other income. The following table sets forth the major components of other income for the last three years (in thousands):

| | | | | Change From Prior Year | | | | |
| | | | | 2023 | | 2022 | |
	2023	2022	2021	$	%	$	%
Wealth management revenues	$ 20,793	$ 22,492	$ 20,407	$ (1,699)	-7.6%	$ 2,085	10.2%
Insurance commissions	24,814	21,622	18,927	3,192	14.8%	2,695	14.2%
Service charges	10,881	9,112	6,808	1,769	19.4%	2,304	33.8%
Securities gains, net	3,383	33	124	3,350	10,151.5%	(91)	-73.4%
Mortgage banking, net	2,282	1,190	4,718	1,092	91.8%	(3,528)	-74.8%
ATM / debit card revenue	14,347	12,422	11,974	1,925	15.5%	448	3.7%
Bank owned life insurance	4,957	3,559	3,039	1,398	39.3%	520	17.1%
Other income	5,329	4,252	3,770	1,077	25.3%	482	12.8%
Total other income	$ 86,786	$ 74,682	$ 69,767	$ 12,104	16.2%	$ 4,915	7.0%

Total non-interest income increased to $86.8 million in 2023 compared to $74.7 million in 2022 and $69.8 million in 2021. The primary reasons for the more significant year-to-year changes in other income components are as follows:

- Wealth management revenues decreased in 2023 primarily due to lower commodity prices and higher interest rates resulting in less farm management income. The increase in 2022 was primarily due to growth in customer accounts and assets under management as well as rising commodity prices. Total assets under management were $6.1 billion at December 31, 2023 compared to $5.3 billion at December 31, 2022 and $5.1 billion at December 31, 2021.

- Insurance commissions increased in 2023 primarily due to higher commission and contingency income and the acquisition of PGIB Insurance. The increase in 2022 was primarily due to an increase in commission and contingency income.

- Fees from service charges increased in 2023 primarily due to the acquisition of Blackhawk Bank. The increase in 2022 was primarily due to the acquisition of Jefferson Bank.

- Net securities gains in 2023 were $3,383,000 compared to $33,000 in 2022 and $124,000 in 2021. The increase in 2023 was primarily due to securities sold soon after the close of the acquisition of Blackhawk Bank.

- The increase in mortgage banking income during 2023 was primarily due to the acquisition of Blackhawk Bank. Loans sold balances were as follows:

    - $57.5 million (representing 413 loans) in 2023
    - $62.3 million (representing 422 loans) in 2022
    - $149.0 million (representing 1,011 loans) in 2021

    First Mid Bank generally releases the servicing rights on loans sold into the secondary market.

- Revenue from ATMs and debit cards increased in 2023 primarily due to the acquisition of Blackhawk Bank and in 2022 primarily due to the acquisition of Jefferson Bank.

- Bank owned life insurance increased during 2023 due to the addition of Blackhawk Bank and higher interest rates. The increase in 2022 was due to the acquisition of Jefferson Bank.

- Other income increased during 2023 primarily due to the acquisition of Blackhawk Bank. Other income increased during 2022 primarily due to the acquisition of Jefferson Bank.

Other Expense

The major categories of other expense include salaries and employee benefits, occupancy and equipment expenses and other operating expenses associated with day-to-day operations. The following table sets forth the major components of other expense for the last three years (dollars in thousands):

| | | | | Change From Prior Year | | | |
| | | | | 2023 | | 2022 | |
	2023	2022	2021	$	%	$	%
Salaries and employee benefits	$ 104,962	$ 98,594	$ 89,660	$ 6,368	6.5%	$ 8,934	10.0%
Net occupancy and equipment expense	26,946	24,257	21,546	2,689	11.1%	2,711	12.6%
Net other real estate owned expense	1,862	330	3,866	1,532	464.2%	(3,536)	-91.5%
FDIC insurance expense	3,339	1,805	1,604	1,534	85.0%	201	12.5%
Amortization of other intangible assets	9,127	6,290	5,391	2,837	45.1%	899	16.7%
Stationery and supplies	1,346	1,295	1,161	51	3.9%	134	11.5%
Legal and professional	7,379	6,996	6,730	383	5.5%	266	4.0%
Marketing and donations	3,005	2,999	3,603	6	0.2%	(604)	-16.8%
ATM / debit card expense	5,322	4,300	3,116	1,022	23.8%	1,184	38.0%
Other expense	22,452	15,995	18,902	6,457	40.4%	(2,907)	-15.4%
Total other expense	$ 185,740	$ 162,861	$ 155,579	$ 22,879	14.0%	$ 7,282	4.7%

Total non-interest expense increased to $185.7 million in 2023 from $162.9 million in 2022 and $155.6 million in 2021. The primary reasons for the more significant year-to-year changes in other expense components are as follows:

- Salaries and employee benefits, the largest component of other expense, increased primarily due to the acquisition of Blackhawk Bank an increase in incentive compensation and commission, increases for merit raises and applicable payroll taxes, and an increase in employee group insurance expense, partially offset by a decline in bonus accrual expense. The increase in 2022 was due to the acquisition of Jefferson Bank and merit increases and applicable payroll taxes. There were 1,187 full-time equivalent employees at December 31, 2023, compared to 1,043 at December 31, 2022, and 965 at December 31, 2021.

- Occupancy and equipment expense increased primarily due to increases in depreciation, equipment and other property related expenses from the acquisition of Blackhawk Bank. The increase in 2022 was primarily due to additional properties added in the acquisition of Jefferson Bank and increases in expense for software and data processing.

- Net other real estate owned expense increased in 2023 primarily due to properties sold or written down during the period. The decrease in 2022 was primarily due to more properties sold at a net gain compared to properties sold at a net loss or written down.

- FDIC insurance expense increased due to the acquisition of Blackhawk Bank and an increase in the assessment rate. The increase in 2022 was due to the additional assets added with the acquisition of Jefferson Bank.

- Amortization of other intangibles increased during 2023 and 2022 were primarily due to additional core deposit intangibles added from the acquisitions of Blackhawk Bank and Jefferson Bank, respectively.

- ATM and debit card expenses increased primarily due to an increase in electronic transactions following the acquisition of Blackhawk Bank. The increase during 2022 was primarily due to an increase in electronic transactions following the acquisition of Jefferson Bank.

- Other operating expenses increased in 2023 primarily due to the acquisition of Blackhawk Bank and nonrecurring costs associated with the closing and integration. The decrease during 2022 was due to less costs to acquire Delta compared to costs to acquire LINCO offset by additional expenses from the operation of Jefferson Bank.

Income Taxes

Income tax expense amounted to $19.5 million in 2023 compared to $18.3 million in 2022, and $15.3 million in 2021. Effective tax rates were 22.0% for 2023, 20.1% for 2022, and 22.9% for 2021. The Company files U.S. federal and state of Illinois, Indiana, Missouri, and Wisconsin income tax returns. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2020.

Analysis of Balance Sheets

Securities

The Company's overall investment objectives are to insulate the investment portfolio from undue credit risk, maintain adequate liquidity, insulate capital against changes in market value and control excessive changes in earnings while optimizing investment performance. The types and maturities of securities purchased are primarily based on the Company's current and projected liquidity and interest rate sensitivity positions. The following table sets forth the amortized cost of the available-for-sale and held-to-maturity securities for the last three years (dollars in thousands):

	December 31,					
	2023		2022		2021	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 237,875	1.28%	$ 252,934	1.28%	$ 213,599	1.22%
Obligations of states and political subdivisions	337,835	2.31%	347,409	2.31%	383,991	2.40%
Mortgage-backed securities: GSE residential	714,216	1.91%	744,636	1.69%	799,456	1.58%
Other securities	76,081	3.65%	90,347	3.41%	32,575	4.30%
Total securities	$ 1,366,007	2.00%	$ 1,435,326	1.87%	$ 1,429,621	1.80%

At December 31, 2023, the amortized cost of the Company's investment portfolio decreased by $69.3 million from December 31, 2022 primarily due to amortization of the portfolio and securities sold after the acquisition of Blackhawk Bank. The increase in 2022 was primarily due to the acquisition of Jefferson Bank. When purchasing investment securities, the Company considers its overall liquidity and interest rate risk profile, as well as the adequacy of expected returns relative to the risks assumed.

The table below presents the credit ratings as of December 31, 2023 for certain investment securities (in thousands):

	Amortized Cost	Estimated Fair Value	Average Credit Rating of Fair Value at December 31, 2023 (1)					
			AAA	AA +/-	A +/-	BBB +/-	< BBB -	Not Rated
Available-for-sale:								
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 237,875	$ 211,656	$ 26,217	$ 185,439	$ —	$ —	$ —	$ —
Obligations of state and political subdivisions	337,835	288,616	37,530	203,197	45,093	—	—	2,796
Mortgage-backed securities (2)	714,216	602,300	—	—	—	—	—	602,300
Other securities	73,795	69,000	—	7,939	22,395	6,456	—	32,210
Total available-for-sale	$ 1,363,721	$ 1,171,572	$ 63,747	$ 396,575	$ 67,488	$ 6,456	$ —	$ 637,306
Held-to-maturity:								
Other securities	$ 2,286	$ 2,286	$ —	$ —	$ —	$ —	$ —	$ 2,286
Equity securities:								
Federal Agricultural Mtg Corp	85	529						529
Equalized Community Development Fund	3,545	3,545						3,545
Total Equity	$ 3,630	$ 4,074	$ —	$ —	$ —	$ —	$ —	$ 4,074

(1) Credit ratings reflect the lowest current rating assigned by a nationally recognized credit rating agency.
(2) Mortgage-backed securities include mortgage-backed securities (MBS) and collateralized mortgage obligation (CMO) issues from the following government sponsored enterprises: FHLMC, FNMA, GNMA and FHLB. While MBS and CMOs are no longer explicitly rated by credit rating agencies, the industry recognizes that they are backed by agencies which have an implied government guarantee.

Loans

The loan portfolio (net of unearned interest) is the largest category of the Company's earning assets. The following table summarizes the composition of the loan portfolio, including loans held for sale, for the last five years (dollars in thousands):

	2023	Outstanding Loans	2022	2021	2020	2019
Construction and land development	$ 205,077	3.7%	$ 144,264	$ 145,118	$ 122,479	$ 94,142
Agricultural real estate	391,132	7.0%	410,327	279,272	254,341	240,241
1-4 family residential properties	542,469	9.7%	440,180	400,313	325,762	336,427
Multifamily residential properties	319,129	5.7%	294,346	298,942	189,632	153,948
Commercial real estate	2,384,704	42.8%	2,030,011	1,666,198	1,174,300	995,702
Loans secured by real estate	3,842,511	68.9%	3,319,128	2,789,843	2,066,514	1,820,460
Agricultural loans	196,272	3.5%	166,838	151,484	137,352	136,124
Commercial and industrial loans	1,266,159	22.7%	1,082,960	832,008	738,313	528,973
Consumer loans	91,014	1.6%	97,775	78,442	78,002	83,183
All other loans	184,609	3.3%	159,511	143,746	118,238	126,607
Total loans	$ 5,580,565	100.0%	$ 4,826,212	$ 3,995,523	$ 3,138,419	$ 2,695,347

Loan balances increased by $754.4 million or 15.6% from December 31, 2022 to December 31, 2023 which included approximately $730.2 million of gross loans acquired, after purchase accounting adjustments, from Blackhawk Bank. Loan balances increased by $830.7 million or 20.8% from December 31, 2021 to December 31, 2022 of which approximately $418.5 million were loans, after purchase accounting adjustments, acquired from Jefferson Bank. The balances of loans sold into the secondary market were $62.2 million in 2023 compared to $62.3 million in 2022. The balance of real estate loans held for sale, included in the balances shown above, amounted to $5.0 million and $0.3 million as of December 31, 2023 and 2022, respectively.

Commercial and commercial real estate loans generally involve higher credit risks than residential real estate and consumer loans. Because payments on loans secured by commercial real estate or equipment are often dependent upon the successful operation and management of the underlying assets, repayment of such loans may be influenced to a great extent by conditions in the market or the economy. The Company does not have any sub-prime mortgages or credit card loans outstanding which are also generally considered to be higher credit risk.

First Mid Bank does not have a concentration, as defined by the regulatory agencies, in construction and land development loans or commercial real estate loans as a percentage of total risk-based capital for the periods shown above. At December 31, 2023 and 2022, First Mid Bank did have industry loan concentrations in excess of 25% of total risk-based capital in the following industries (dollars in thousands):

	December 31, 2023		December 31, 2022	
	Principal balance	% Outstanding Loans	Principal balance	% Outstanding Loans
Other grain farming	$ 472,456	8.47%	$ 445,241	9.23%
Lessors of non-residential buildings	1,086,152	19.46%	956,120	19.81%
Lessors of residential buildings and dwellings	541,858	9.71%	453,219	9.39%
Hotels and motels	215,386	3.86%	209,837	4.35%

The Company had no further industry loan concentrations in excess of 25% of total risk-based capital.

The following table presents the balance of loans outstanding as of December 31, 2023, by contractual maturities (in thousands):

	Maturity (1)			
	One year or less(2)	Over 1 through 5 years	Over 5 years	Total
Construction and land development	$ 37,099	$ 86,213	$ 81,765	$ 205,077
Agricultural real estate	11,921	141,141	238,070	391,132
1-4 family residential properties	24,761	137,354	380,354	542,469
Multifamily residential properties	18,331	234,489	66,309	319,129
Commercial real estate	177,059	1,317,162	890,483	2,384,704
Loans secured by real estate	269,171	1,916,359	1,656,981	3,842,511
Agricultural loans	161,752	30,186	4,334	196,272
Commercial and industrial loans	360,896	628,749	276,514	1,266,159
Consumer loans	5,295	79,075	6,644	91,014
All other loans	29,419	25,006	130,184	184,609
Total loans	$ 826,533	$ 2,679,375	$ 2,074,657	$ 5,580,565

(1) Based upon remaining contractual maturity.
(2) Includes demand loans, past due loans and overdrafts.

As of December 31, 2023, loans with maturities over one year consisted of approximately $3.1 billion in fixed rate loans and approximately $1.7 billion in variable rate loans. The loan maturities noted above are based on the contractual provisions of the individual loans. The Company has no general policy regarding renewals and borrower requests, which are handled on a case-by-case basis.

Nonperforming Loans and Nonperforming Other Assets

Nonperforming loans include: (a) loans accounted for on a nonaccrual basis; (b) accruing loans contractually past due ninety days or more as to interest or principal payments; and (c) loans not included in (a) and (b) above which are defined as "troubled debt restructurings". Repossessed assets include primarily repossessed real estate and automobiles.

The Company's policy is to discontinue the accrual of interest income on any loan for which principal or interest is ninety days past due. The accrual of interest is discontinued earlier when, in the opinion of management, there is reasonable doubt as to the timely collection of interest or principal. Once interest accruals are discontinued, accrued but uncollected interest is charged against current year income. Subsequent receipts on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal.

Troubled debt restructurings are loans on which, due to deterioration in the borrower's financial condition, the original terms have been modified in favor of the borrower or either principal or interest has been forgiven. Repossessed assets represent property acquired as the result of borrower defaults on loans. These assets are recorded at estimated fair value, less estimated selling costs, at the time of foreclosure or repossession. Write-downs occurring at foreclosure are charged against the allowance for credit losses. On an ongoing basis, properties are appraised as required by market indications and applicable regulations. Write-downs for subsequent declines in value are recorded in non-interest expense in other real estate owned along with other expenses related to maintaining the properties.

The following table presents information concerning the aggregate amount of nonperforming loans and repossessed assets (in thousands):

	December 31,				
	2023	2022	2021	2020	2019
Nonaccrual loans	$ 18,832	$ 15,956	$ 18,105	$ 23,750	$ 25,118
Troubled debt restructurings which are performing in accordance with revised terms	1,296	3,214	3,931	4,373	2,700
Total nonperforming loans	20,128	19,170	22,036	28,123	27,818
Repossessed assets	1,164	4,369	5,019	2,493	3,720
Total nonperforming loans and repossessed assets	$ 21,292	$ 23,539	$ 27,055	$ 30,616	$ 31,538
Nonperforming loans to loans, before allowance for credit losses	0.36%	0.40%	0.55%	0.90%	1.03%
Nonperforming loans and repossessed assets to loans, before allowance for credit losses	0.38%	0.49%	0.68%	0.98%	1.17%

The $2.9 million increase in nonaccrual loans during 2023 resulted from the net of $18.9 million of loans put on nonaccrual status, offset by $0.7 million of loans transferred to other real estate owned, $0.2 million of loans charged off and $15.1 million of loans becoming current or paid-off.

The following table summarizes the composition of nonaccrual loans (dollars in thousands):

	December 31, 2023		December 31, 2022	
	Balance	% of Total	Balance	% of Total
Construction and land development	$ —	—%	$ 14	0.1%
Agricultural real estate	1,146	6.1%	1,258	7.9%
1-4 family residential properties	4,940	26.2%	4,943	31.0%
Multifamily residential properties	—	—%	672	4.2%
Commercial real estate	10,237	54.3%	7,640	47.8%
Loans secured by real estate	16,323	86.6%	14,527	91.0%
Agricultural loans	—	—%	57	0.4%
Commercial and industrial loans	1,931	10.3%	1,098	6.9%
Consumer loans	578	3.1%	274	1.7%
Total loans	$ 18,832	100.0%	$ 15,956	100.0%

Interest income that would have been reported if nonaccrual and restructured loans had been performing totaled $412,000, $103,000 and $308,000 for the years ended December 31, 2023, 2022, and 2021, respectively.

The $3.2 million decrease in repossessed assets during 2023 resulted from the net of $0.7 million of additional assets repossessed, $2.6 million of repossessed assets sold, $1.9 million of writedowns on existing assets, and $0.6 million of deferred fair value marks were recognized. The following table summarizes the composition of repossessed assets (dollars in thousands):

	December 31, 2023		December 31, 2022	
	Balance	% of Total	Balance	% of Total
Construction and land development	$ 1,130	97.1%	$ 2,763	63.2%
1-4 family residential properties	33	2.8%	108	2.5%
Commercial real estate	—	—	1,390	31.8%
Total real estate	1,163	99.9%	4,261	97.5%
Consumer loans	1	0.1%	108	2.5%
Total repossessed collateral	$ 1,164	100.0%	$ 4,369	100.0%

Repossessed assets sold during 2023 resulted in net gains of $148,000 related to real estate asset sales and $21,000 of net losses related to other assets sales. The Company also recognized $0 of deferred gains, recorded $1.9 million of write downs on seven real estate properties owned, and recorded a $2.3 million decrease fair market value discount.

Loan Quality and Allowance for Credit Losses

The allowance for credit losses represents management's estimate of the reserve necessary to adequately account for probable losses existing in the current portfolio. The provision for credit losses is the charge against current earnings that is determined by management as the amount needed to maintain an adequate allowance for credit losses. In determining the adequacy of the allowance for credit losses, and therefore the provision to be charged to current earnings, management relies predominantly on a disciplined credit review and approval process that extends to the full range of the Company's credit exposure. The review process is directed by overall lending policy and is intended to identify, at the earliest possible stage, borrowers who might be facing financial difficulty. Once identified, the magnitude of exposure to individual borrowers is quantified in the form of specific allocations of the allowance for credit losses. Management considers collateral values and guarantees in the determination of such specific allocations. Additional factors considered by management in evaluating the overall adequacy of the allowance include historical net credit losses, the level and composition of nonaccrual, past due and renegotiated loans, trends in volumes and terms of loans, effects of changes in risk selection and underwriting standards or lending practices, lending staff changes, concentrations of credit, industry conditions and the current economic conditions in the region where the Company operates.

Management reviews economic factors including the potential for reduced cash flow for commercial operating loans from reduction in sales or increased operating costs, decreased occupancy rates for commercial buildings, reduced levels of home sales for commercial land developments, the uncertainty regarding grain prices, increased operating costs for farmers, and increased levels of unemployment and bankruptcy impacting consumers' ability to pay. Each of these economic uncertainties was taken into consideration in developing the level of the reserve. Management considers the allowance for credit losses a critical accounting policy.

Management recognizes there are risk factors that are inherent in the Company's loan portfolio. All financial institutions face risk factors in their loan portfolios because risk exposure is a function of the business. The Company's operations (and therefore its loans) are concentrated in east central Illinois, an area where agriculture is the dominant industry. Accordingly, lending and other business relationships with agriculture-based businesses are critical to the Company's success. At December 31, 2023, the Company's loan portfolio included $588.5 million of loans to borrowers whose businesses are directly related to agriculture. Of this amount, $472.5 million was concentrated in other grain farming. Total loans to borrowers whose businesses are directly related to agriculture increased $11.3 million from $577.2 million at December 31, 2022 while loans concentrated in other grain farming increased $27.2 million from $445.2 million at December 31, 2022. While the Company adheres to sound underwriting practices, including collateralization of loans, any extended period of low commodity prices, drought conditions, significantly reduced yields on crops and/or reduced levels of government assistance to the agricultural industry could result in an increase in the level of problem agriculture loans and potentially result in credit losses within the agricultural portfolio. In addition, the Company has $215.4 million of loans to motels and hotels. The performance of these loans is dependent on borrower specific issues as well as the general level of business and personal travel within the region. While the Company adheres to sound underwriting standards, a prolonged period of reduced business or personal travel could result in an increase in nonperforming loans to this business segment and potentially in credit losses. The Company also has $1.09 billion of loans to lessors of non-residential buildings and $541.9 million of loans to lessors of residential buildings and dwellings.

The structure of the Company's loan approval process is based on progressively larger lending authorities granted to individual loan officers, loan committees, and ultimately the Board of Directors. Outstanding balances to one borrower or affiliated borrowers are limited by federal regulation; however, limits well below the regulatory thresholds are generally observed. Most of the Company's loans are to businesses located in the geographic market areas served by the Company's branch bank system. Additionally, a significant portion of the collateral securing the loans in the portfolio is located within the Company's primary geographic footprint. In general, the Company adheres to loan underwriting standards consistent with industry guidelines for all loan segments.

The Company minimizes credit risk by adhering to sound underwriting and credit review policies. Management and the Board of Directors of the Company review these policies at least annually. Senior management is actively involved in business development efforts and the maintenance and monitoring of credit underwriting and approval. The loan review system and controls are designed to identify, monitor, and address asset quality problems in an accurate and timely manner. On a quarterly basis, the Board of Directors and management review the status of problem loans and determine a best estimate of the allowance. In addition to internal policies and controls, regulatory authorities periodically review asset quality and the overall adequacy of the allowance for credit losses.

Analysis of the allowance for credit losses for the past five years and of changes in the allowance for these periods is summarized as follows (dollars in thousands):

	2023	2022	2021	2020	2019
Average loans outstanding, net of unearned income	$ 5,079,949	$ 4,518,566	$ 3,778,142	$ 3,003,488	$ 2,598,718
Adjustment for adoption of ASU 2016-13	—	—	—	1,672	—
Allowance-beginning of period	59,093	54,655	41,910	28,583	26,189
Initial allowance on loans purchased with credit deterioration	3,791	863	2,074	—	—
Charge-offs:					
Construction and land development	14	2	205	13	—
1-4 family residential properties	87	191	371	393	1,477
Commercial real estate	25	414	535	830	1,743
Agricultural loans	408	93	—	—	24
Commercial and industrial loans	529	870	3,118	1,991	1,828
Consumer loans	1,568	1,380	1,405	617	1,254
Total charge-offs	2,631	2,950	5,634	3,844	6,326
Recoveries:					
Construction and land development	—	100	—	—	—
1-4 family residential properties	216	359	211	299	91
Commercial real estate	805	385	60	169	12
Agricultural loans	38	54	1	—	—
Commercial and industrial loans	576	208	139	179	155
Consumer loans	683	613	743	421	357
Total recoveries	2,318	1,719	1,154	1,068	615
Net charge-offs	313	1,231	4,480	2,776	5,711
Provision for credit losses	6,104	4,806	15,151	16,103	6,433
Allowance-end of period	$ 68,675	$ 59,093	$ 54,655	$ 41,910	$ 26,911
Ratio of annualized net charge-offs to average loans	0.01%	0.03%	0.12%	0.09%	0.22%
Ratio of allowance for credit losses to loans outstanding (less unearned interest at end of period)	1.23%	1.22%	1.37%	1.34%	1.00%
Ratio of allowance for credit losses to nonperforming loans	341.2%	308.3%	248.0%	149.0%	96.7%

The ratio of the allowance for credit losses to nonperforming loans was 341.2% as of December 31, 2023 compared to 308.3% as of December 31, 2022. The increase in this ratio is primarily due to an increase in the allowance. Management believes that the overall estimate of the allowance for credit losses appropriately accounts for probable losses attributable to current exposures.

During 2023, the Company had net charge-offs of $313,000 compared to $1,231,000 in 2022. During 2023, there were significant charge-offs of one ag operating loan to one borrower of $181,000 and significant charge-off of one commercial operating loan to one borrower of $353,000. During 2022, there were significant charge-offs of two commercial real estate loans to one borrower of $271,000 and significant charge-offs of two commercial operating loans to two borrowers of $739,000.

At December 31, 2023, the allowance for credit losses amounted to $68.7 million or 1.23% of total loans. At December 31, 2022, the allowance for credit losses amounted to $59.1 million or 1.22% of total loans. The allowance is allocated to the individual loan categories by a specific allocation for all classified loans plus a percentage of loans not classified based on historical losses and other factors.

The allowance for credit losses, in management's judgment, was allocated as follows to cover probable credit losses (dollars in thousands):

	December 31, 2023		December 31, 2022		December 31, 2021	
	Allowance for credit losses	% of loans to total loans	Allowance for credit losses	% of loans to total loans	Allowance for credit losses	% of loans to total loans
Construction and land development	$ 2,918	3.7%	$ 2,250	3.0%	$ 1,743	3.6%
Agriculture real estate	1,366	7.0%	1,433	8.5%	1,257	7.0%
1-4 family residential	4,220	9.7%	3,742	9.1%	2,330	10.0%
Commercial real estate	31,758	48.5%	28,157	48.2%	26,246	49.2%
Agricultural loans	705	3.5%	585	3.5%	983	3.8%
Commercial and industrial	25,450	26.0%	20,808	25.7%	19,241	24.4%
Consumer	2,258	1.6%	2,118	2.0%	2,855	2.0%
Total allocated	68,675	100.0%	59,093	100.0%	54,655	100.0%
Allowance at end of year	$ 68,675	100.0%	$ 59,093	100.0%	$ 54,655	100.0%

| | December 31, 2020 | | December 31, 2019 | |
	Allowance for credit losses	% of loans to total loans	Allowance for credit losses	% of loans to total loans
Construction and land development	$ 1,666	3.9%	$ 1,146	3.5%
Agriculture real estate	1,084	8.1%	1,093	8.9%
1-4 family residential	2,322	10.4%	1,386	12.5%
Commercial real estate	19,660	43.4%	11,198	42.6%
Agricultural loans	1,526	4.4%	1,386	5.1%
Commercial and industrial	13,485	27.3%	9,273	24.3%
Consumer	2,167	2.5%	1,429	3.1%
Total allocated	41,910	100.0%	26,911	100.0%
Allowance at end of year	$ 41,910	100.0%	$ 26,911	100.0%

Deposits

Funding of the Company's earning assets is substantially provided by a combination of consumer, commercial and public fund deposits. The Company continues to focus its strategies and emphasis on retail core deposits, the major component of funding sources. The following table sets forth the average deposits and weighted average rates for the years ended December 31, 2023, 2022, and 2021 (dollars in thousands):

| | 2023 | | 2022 | | 2021 | |
	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate
Demand deposits:						
Non-interest-bearing	$ 1,312,023	—%	$ 1,356,912	—%	$ 1,164,877	—%
Interest-bearing	2,618,452	1.83%	2,598,480	0.53%	2,217,281	0.19%
Savings	663,760	0.11%	666,334	0.09%	611,379	0.08%
Time deposits	961,162	2.98%	655,240	0.69%	671,056	0.64%
Total average deposits	$ 5,555,397	1.40%	$ 5,276,966	0.36%	$ 4,664,593	0.19%

The following table sets forth the high and low month-end balances for the years ended December 31, 2023, 2022, and 2021 (in thousands):

	2023	2022	2021
High month-end balances of total deposits	$ 6,346,324	$ 5,487,305	$ 5,000,084
Low month-end balances of total deposits	5,030,778	4,904,973	3,725,741

In 2023, the average balance of deposits increased by $278.4 million from 2022. The increase in 2023 was primarily due to the acquisition of Blackhawk Bank, partially offset by higher rates driving outflows. The increase in 2022 was primarily due to deposits added in the acquisition of Jefferson Bank offset by maturing time deposits.

Balances of time deposits of $100,000 or more include time deposits maintained for public fund entities and consumer time deposits. The following table sets forth the maturity of time deposits of $100,000 or more (in thousands):

| | December 31, | | |
	2023	2022	2021
3 months or less	$ 183,619	$ 80,856	$ 86,790
Over 3 through 6 months	231,187	31,771	57,777
Over 6 through 12 months	170,641	127,405	82,644
Over 12 months	117,657	183,597	75,568
Total	$ 703,104	$ 423,629	$ 302,779

The balance of time deposits of $100,000 or more increased $279.5 million from December 31, 2022 to December 31, 2023. The increase was primarily due to time deposits acquired from Blackhawk Bank. The balance of time deposits of $100,000 or more increased $120.9 million from December 31, 2021 to December 31, 2022. The increase in 2022 was primarily due to time deposits acquired from Jefferson Bank.

In 2023 the Company maintained account relationships with various public entities throughout its market areas. These public entities had total balances of $381.3 million and $319.4 million in various checking accounts and time deposits as of December 31, 2023 and 2022, respectively. These balances are subject to change depending upon the cash flow needs of the public entity.

Repurchase Agreements and Other Borrowings

Securities sold under agreements to repurchase are short-term obligations of First Mid Bank. These obligations are collateralized with certain government securities that are direct obligations of the United States or one of its agencies. These retail repurchase agreements are a cash management service to its corporate customers. Other borrowings consist of Federal Home Loan Bank ("FHLB") advances, federal funds purchased, loans (short-term or long-term debt) that the Company has outstanding, subordinated debt and junior subordinated debentures.

Information relating to securities sold under agreements to repurchase and other borrowings as December 31, 2023, 2022, and 2021 is presented below (dollars in thousands):

	2023	2022	2021
Securities sold under agreements to repurchase	$ 213,721	$ 221,414	$ 146,268
Federal Home Loan Bank advances:			
FHLB-overnite	—	65,000	—
Fixed term – due in one year or less	60,000	110,040	25,113
Fixed term – due after one year	203,787	290,031	61,333
Subordinated debt	106,755	94,553	94,400
Junior subordinated debentures	24,058	19,364	19,195
Total	$ 608,321	$ 800,402	$ 346,309
Average interest rate at end of period	4.41%	2.52%	1.78%
Maximum outstanding at any month-end:			
Securities sold under agreements to repurchase	$ 231,650	$ 257,061	$ 212,503
Federal funds purchased	—	10,000	—
Federal Home Loan Bank advances:			
FHLB-overnite	150,000	310,000	—
Fixed term – due in one year or less	105,024	160,048	30,180
Fixed term – due after one year	415,005	290,031	97,877
Subordinated debt	106,755	94,553	94,400
Junior subordinated debentures	24,058	19,364	19,195
Debt:			
Debt due in one year or less	—	—	—
Averages for the period (YTD):			
Securities sold under agreements to repurchase	$ 225,307	$ 202,242	$ 173,762
Federal funds purchased	192	481	—
Federal Home Loan Bank advances:			
FHLB-overnite	55,104	100,084	—
Fixed term – due in one year or less	95,669	94,247	22,751
Fixed term – due after one year	311,424	82,070	84,766
Subordinated debt	99,638	94,471	94,321
Junior subordinated debentures	21,337	19,275	19,105
Debt:			
Loans due in one year or less	—	14	—
Total	$ 808,671	$ 592,884	$ 394,705
Average interest rate during the period	2.16%	2.16%	1.58%

Securities sold under agreements to repurchase decreased $7.7 million during 2023 primarily due to the seasonal demands in balances and change in cash flow needs of various customers. FHLB advances represent borrowings by the First Mid Bank to economically fund loan demand. At December 31, 2023 FHLB advances totaled $264 million with a weighted-average interest rate of 3.58% and maturities from May 2024 to December 2029. At December 31, 2022 FHLB advances totaled $465 million with a weighted-average interest rate of 3.48% and maturities from January 2023 to December 2032.

The Company is party to a revolving credit agreement with The Northern Trust Company in the amount of $15 million. The balance on this line of credit was $0 as of December 31, 2023. This loan was renewed on April 7, 2023 for one year as a revolving credit agreement with a maximum available balance of $15 million. The interest rate is floating at 2.25% over the federal funds rate. The Company and its subsidiary banks were in compliance with the existing covenants at December 31, 2023 and 2022.

On October 6, 2020, the Company issued and sold $96.0 million in aggregate principal amount of its 3.95% Fixed-to-Floating Rate Subordinated Notes due 2030 (the "Notes"). The Notes were issued pursuant to the Indenture, dated as of October 6, 2020 (the "Base Indenture"), between the Company and U.S. Bank National Association, as trustee (the "Trustee"), as supplemented by the First Supplemental Indenture, dated as of October 6, 2020 (the "Supplemental Indenture"), between the Company and the Trustee. The Base Indenture, as amended and supplemented by the Supplemental Indenture, governs the terms of the Notes and provides that the Notes are unsecured, subordinated debt obligations of the Company and will mature on October 15, 2030. From and including the date of issuance to, but excluding October 15, 2025, the Notes will bear interest at an initial rate of 3.95% per annum. From and including October 15, 2025 to, but excluding the maturity date or earlier redemption, the Notes will bear interest at a floating rate equal to three-month Term SOFR plus a spread of 383 basis points, or such other rate as determined pursuant to the Supplemental Indenture, provided that in no event shall the applicable floating interest rate be less than zero per annum.

The Company may, beginning with the interest payment date of October 15, 2025, and on any interest payment date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. The Company may also redeem the Notes at any time, including prior to October 15, 2025, at the Company's option, in whole but not in part, if: (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes; (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 capital for regulatory capital purposes; or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended; in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date. At December 31, 2023, the recorded balance of the subordinated notes was $106,755,000.

On August 15, 2023, the Company assumed, as part of the Blackhawk Bancorp, Inc. acquisition, $7.5 million principal amount of 3.5% Fixed-to-Floating Rate Subordinated Notes due 2031 ("Blackhawk Subordinated Debt I"). Blackhawk Subordinated Debt I was issued pursuant to Indenture between the Company and UMB Bank, as trustee. This Indenture governs the terms of the Blackhawk Subordinated Debt I and provides that such notes are unsecured, subordinated debt obligations of the Company and will mature on May 14, 2031. From and including the date of issuance to, but excluding May 14, 2026, the notes will bear interest at an initial rate of 3.5% per annum. From and including May 14, 2026 to, but excluding the maturity date, the notes will bear interest at a floating rate equal to three-month Term SOFR plus a spread of 285 basis points.

On August 15, 2023, the Company assumed, as part of the Blackhawk Bancorp, Inc. acquisition, $7.5 million principal amount of 3.875% Fixed-to-Floating Rate Subordinated Notes due 2036 ("Blackhawk Subordinated Debt II"). Blackhawk Subordinated Debt II was issued pursuant to Indenture between the Company and UMB Bank, as trustee. This Indenture governs the terms of the Blackhawk Subordinated Debt II and provides that such notes are unsecured, subordinated debt obligations of the Company and will mature on May 14, 2036. From and including the date of issuance to, but excluding May 14, 2031, the notes will bear interest at an initial rate of 3.875% per annum. From and including May 14, 2031 to, but excluding the maturity date, the notes will bear interest at a floating rate equal to three-month Term SOFR plus a spread of 255 basis points.

On April 26, 2006, the Company completed the issuance and sale of $10 million of fixed/floating rate trust preferred securities through First Mid-Illinois Statutory Trust II ("Trust II"), a statutory business trust and wholly owned unconsolidated subsidiary of the Company, as part of a pooled offering. The Company established Trust II for the purpose of issuing the trust preferred securities. The $10 million in proceeds from the trust preferred issuance and an additional $310,000 for the Company's investment in common equity of Trust II, a total of $10,310,000, was invested in junior subordinated debentures of the Company. The underlying junior subordinated debentures issued by the Company to Trust II mature in 2036, bore interest at a fixed rate of 6.98% paid quarterly until June 15, 2011 and then converted to floating rate (LIBOR plus 160 basis points) after June 15, 2011 (7.25% and 6.37% at December 31, 2023 and 2022, respectively). The net proceeds to the Company were used for general corporate purposes, including the Company's acquisition of Mansfield Bancorp, Inc. in 2006.

On September 8, 2016, the Company assumed the trust preferred securities of Clover Leaf Statutory Trust I ("CLST I"), a statutory business trust that was a wholly owned unconsolidated subsidiary of First Clover Financial. The $4,000,000 of trust preferred securities and an additional $124,000 additional investment in common equity of CLST I, is invested in junior subordinated debentures issued to CLST I. The subordinated debentures mature in 2025, bear interest at three-month LIBOR plus 185 basis points (7.50% and 6.47% at December 31, 2023 and 2022, respectively) and resets quarterly.

On May 1, 2018, the Company assumed the trust preferred securities of FBTC Statutory Trust I ("FBTCST I"), a statutory business trust that was a wholly owned unconsolidated subsidiary of First BancTrust Corporation. The $6,000,000 of trust preferred securities and an additional $186,000 additional investment in common equity of FBTCST I is invested in junior subordinated debentures issued to FBTCST I. The subordinated debentures mature in 2035, bear interest at three-month LIBOR plus 170 basis points (7.35% and 6.62% at December 31, 2023 and 2022, respectively) and resets quarterly.

On August 15, 2023, the Company assumed the trust preferred securities of Blackhawk Statutory Trust I ("BHST I"), a statutory business trust that was a wholly owned unconsolidated subsidiary of Blackhawk Bancorp, Inc. The $1,000,000 of trust preferred securities and an additional $31,000 investment in common equity of BHST I is invested in junior subordinated debentures issued to BHST I. The subordinated debentures mature in 2032, bear interest at three-month LIBOR plus 325 basis points (8.87% at December 31, 2023) and resets quarterly.

On August 15, 2023, the Company assumed the trust preferred securities of Blackhawk Statutory Trust II ("BHST II"), a statutory business trust that was a wholly owned unconsolidated subsidiary of Blackhawk Bancorp, Inc. The $4,000,000 of trust preferred securities and an additional $124,000 investment in common equity of BHST II is invested in junior subordinated debentures issued to BHST II. The subordinated debentures mature in 2035, bear interest at three-month LIBOR plus 205 basis points (7.69% at December 31, 2023) and resets quarterly.

The trust preferred securities issued by Trust II, CLST I, FBTCST I, BHST I, and BHST II are included as Tier 1 capital of the Company for regulatory capital purposes. On March 1, 2005, the Federal Reserve Board adopted a final rule that allows the continued limited inclusion of trust preferred securities in the calculation of Tier 1 capital for regulatory purposes. The final rule provided a five-year transition period, ending September 30, 2010, for application of the revised quantitative limits. On March 17, 2009, the Federal Reserve Board adopted an additional final rule that delayed the effective date of the new limits on inclusion of trust preferred securities in the calculation of Tier 1 capital until March 31, 2012. The application of the revised quantitative limits did not and is not expected to have a significant impact on its calculation of Tier 1 capital for regulatory purposes or its classification as well-capitalized. The Dodd-Frank Act, signed into law July 21, 2010, removes trust preferred securities as a permitted component of a holding company's Tier 1 capital after a three-year phase-in period beginning January 1, 2013 for larger holding companies. For holding companies with less than $15 billion in consolidated assets, existing issues of trust preferred securities are grandfathered and not subject to this new restriction. New issuances of trust preferred securities, however, would not count as Tier 1 regulatory capital.

In addition to requirements of the Dodd-Frank Act discussed above, the act also required the federal banking agencies to adopt rules that prohibit banks and their affiliates from engaging in proprietary trading and investing in and sponsoring certain unregistered investment companies (defined as hedge funds and private equity funds). This rule is generally referred to as the "Volcker Rule." On December 10, 2013, the federal banking agencies issued final rules to implement the prohibitions required by the Volcker Rule. Following the publication of the final rule, and in reaction to concerns in the banking industry regarding the adverse impact the final rule's treatment of certain collateralized debt instruments has on community banks, the federal banking agencies approved a final rule to permit banking entities to retain interests in certain collateralized debt obligations backed primarily by trust preferred securities. Under the final rule, the agencies permit the retention of an interest in or sponsorship of covered funds by banking entities under $15 billion in assets if (1) the collateralized debt obligation was established and issued prior to May 19, 2010, (2) the banking entity reasonably believes that the offering proceeds received by the collateralized debt obligation were invested primarily in qualifying trust preferred collateral, and (3) the banking entity's interests in the collateralized debt obligation was acquired on or prior to December 10, 2013. Although the Volcker Rule impacts many large banking entities, the Company does not currently anticipate that the Volcker Rule will have a material effect on the operations of the Company or First Mid Bank.

Interest Rate Sensitivity

The Company seeks to maximize its net interest margin while maintaining an acceptable level of interest rate risk. Interest rate risk can be defined as the amount of forecasted net interest income that may be gained or lost due to changes in the interest rate environment, a variable over which management has no control. Interest rate risk, or sensitivity, arises when the maturity or repricing characteristics of interest-bearing assets differ significantly from the maturity or repricing characteristics of interest-bearing liabilities. The Company monitors its interest rate sensitivity position to maintain a balance between rate sensitive assets and rate sensitive liabilities. This balance serves to limit the adverse effects of changes in interest rates. The Company's asset liability management committee (ALCO) oversees the interest rate sensitivity position and directs the overall allocation of funds.

In the banking industry, a traditional way to measure potential net interest income exposure to changes in interest rates is through a technique known as "static GAP" analysis which measures the cumulative differences between the amounts of assets and liabilities maturing or repricing at various intervals. By comparing the volumes of interest-bearing assets and liabilities that have contractual maturities and repricing points at various times in the future, management can gain insight into the amount of interest rate risk embedded in the balance sheet.

The following table sets forth the Company's interest rate repricing GAP for selected maturity periods at December 31, 2023 (dollars in thousands):

	1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter	Total	Fair Value
				Rate Sensitive Within				
Interest-earning assets:								
Federal funds sold and other interest-bearing deposits	$ 20,193	$ —	$ —	$ —	$ —	$ —	$ 20,193	$ 20,193
Certificates of deposit investments	735	490	245	—	—	—	1,470	1,470
Taxable investment securities	184,129	96,489	82,010	106,195	144,101	280,283	893,207	893,207
Nontaxable investment securities	8,904	2,918	4,678	9,886	9,705	248,634	284,725	284,725
Loans	2,174,251	859,277	1,124,599	996,250	168,521	257,667	5,580,565	5,309,179
Total	$ 2,388,212	$ 959,174	$ 1,211,532	$ 1,112,331	$ 322,327	$ 786,584	$ 6,780,160	$ 6,508,774
Interest-bearing liabilities:								
Savings and NOW accounts	$ 636,965	$ 216,101	$ 216,101	$ 216,101	$ 216,101	$ 1,046,513	$ 2,547,882	$ 2,547,882
Money market accounts	658,208	74,498	74,498	74,498	74,498	173,750	1,129,950	1,129,950
Other time deposits	872,385	93,316	24,669	46,962	9,916	345	1,047,593	966,211
Short-term borrowings/debt	213,721	—	—	—	—	—	213,721	213,714
Long-term borrowings/debt	84,069	8,776	131,755	50,000	100,000	20,000	394,600	384,748
Total	$ 2,465,348	$ 392,691	$ 447,023	$ 387,561	$ 400,515	$ 1,240,608	$ 5,333,746	$ 5,242,505
Rate sensitive assets – rate sensitive liabilities	$ (77,136)	$ 566,483	$ 764,509	$ 724,770	$ (78,188)	$ (454,024)	$ 1,446,414	
Cumulative GAP	$ (77,136)	$ 489,347	$ 1,253,856	$ 1,978,626	$ 1,900,438	$ 1,446,414		
Cumulative amounts as % of total rate sensitive assets	(1.1)%	8.4%	11.3%	10.7%	(1.2)%	(6.7)%		
Cumulative ratio	(1.1)%	7.2%	18.5%	29.2%	28.0%	21.3%		

The static GAP analysis shows that at December 31, 2023, the Company was liability sensitive, on a cumulative basis, through the twelve-month time horizon. This indicates that future increases in interest rates could have an adverse effect on net interest income. There are several ways the Company measures and manages the exposure to interest rate sensitivity, including static GAP analysis. The Company's ALCO also uses other financial models to project interest income under various rate scenarios and prepayment/extension assumptions consistent with First Mid Bank's historical experience and with known industry trends. ALCO meets at least monthly to review the Company's exposure to interest rate changes as indicated by the various techniques and to make necessary changes in the composition terms and/or rates of the assets and liabilities.

Capital Resources

At December 31, 2023, the Company's stockholders' equity had increased approximately $160.0 million, or 25.3%, to $793.2 million from $633.2 million as of December 31, 2022. During 2023, net income contributed $68.9 million to equity before the payment of dividends to stockholders of $19.6 million. The change in market value of available-for-sale investment securities decreased stockholders' equity by $15.1 million, net of tax.

Stock Plans

Deferred Compensation Plan. The Company follows the provisions of the Emerging Issues Task Force Issue No. 97-14, "*Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested*" ("EITF 97-14"), which was codified into ASC 710-10, for purposes of the First Mid Bancshares, Inc. Amended and Restated Deferred Compensation Plan ("DCP"). At December 31, 2023, the Company classified the cost basis of its common stock issued and held in trust in connection with the DCP of approximately $5.2 million as treasury stock. The Company also classified the cost basis of its related deferred compensation obligation of approximately $5.2 million as an equity instrument (deferred compensation).

The DCP was effective as of June 1984. The purpose of the DCP is to enable directors, advisory directors, and key employees the opportunity to defer a portion of the fees and cash compensation paid by the Company as a means of maximizing the effectiveness and flexibility of compensation arrangements. The Company invests all participants' deferrals in shares of common stock. Dividends paid on the shares are credited to participants' DCP accounts and invested in additional shares. Beginning in 2023, shares for the DCP were purchased on the open market instead of being issued by the Company. The Company issued, pursuant to DCP:

- 0 common shares during 2023
- 8,378 common shares during 2022, and
- 9,513 common shares during 2021

First Retirement and Savings Plan. The First Retirement Savings Plan ("401(k) plan") was effective beginning in 1985. Employees are eligible to participate in the 401(k) plan after three months of service with the Company.

Dividend Reinvestment Plan. The Dividend Reinvestment Plan ("DRIP") was effective as of October 1994. The purpose of the DRIP is to provide participating stockholders with a simple and convenient method of investing cash dividends paid by the Company on its common and preferred shares into newly issued common shares of the Company. All holders of record of the Company's common or preferred stock are eligible to voluntarily participate in the DRIP. The DRIP is administered by Computershare Investor Services, LLC and offers a way to increase one's investment in the Company. Of the $19,557,000 in common stock dividends paid during 2023, $0 or 0.0% was reinvested into shares of common stock of the Company through the DRIP. Approximately $0, $0 and $333,000 of common stock was issued through reinvestment of dividends during 2023, 2022, and 2021, respectively. Beginning in mid-2021, shares for dividend reinvestment were purchased in the open market instead of being issued by the Company.

Stock Incentive Plan. At the Annual Meeting of Stockholders held April 26, 2017, the stockholders approved the 2017 Stock Incentive Plan ("SI Plan"). The SI Plan was implemented to succeed the Company's 2007 Stock Incentive Plan, which had a ten-year term. The SI Plan is intended to provide a means whereby directors, employees, consultants and advisors of the Company and its Subsidiaries may sustain a sense of proprietorship and personal involvement in the continued development and financial success of the Company and its Subsidiaries, thereby advancing the interests of the Company and its stockholders. Accordingly, directors and selected employees, consultants and advisors may be provided the opportunity to acquire shares of Common Stock of the Company on the terms and conditions established in the SI Plan.

A maximum of 149,983 shares of common stock may be issued under the SI Plan. During 2023, 2022, and 2021, the Company awarded 45,986 and 63,150, and 48,575 shares as stock and stock unit awards, respectively. This SI Plan is more fully described in Note 13 - Stock Incentive Plan.

Stock Repurchase Program. Since August 5, 1998, the Board of Directors has approved repurchase programs pursuant to which the Company may repurchase a total of approximately $76.7 million of the Company's common stock.

During 2023, the Company repurchased 13,481 shares (0.06% of common shares) at a total price of approximately $465,000. During 2022, the Company repurchased 10,647 (0.05% of common shares) at a total price of approximately $341,000. All of these shares were a result of shares withheld for taxes on vested employee stock incentives. As of December 31, 2023, approximately $3.6 million remains available for purchase under the repurchase programs. Treasury stock is further affected by activity in the DCP.

Employee Stock Purchase Plan. At the Annual Meeting of Stockholders held April 25, 2018, the stockholders approved the First Mid Bancshares, Inc. Employee Stock Purchase Plan ("ESPP"). The ESPP provides eligible employees with the opportunity to purchase shares of common stock of the Company at a 15% discount through payroll deductions. The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. A maximum of

600,000 shares of common stock may be issued under the ESPP. As of December 31, 2023, 2022, and 2021, 38,989, 23,055, and 11,748 shares, respectively were issued pursuant to ESPP. As of December 31, 2023, there were 506,272 shares unassigned but available to be issued under the ESPP.

Capital Ratios

For 2023, the minimum regulatory ratios required for minimum capital adequacy purposes plus the capital buffer are 10.5% for the Total Risk-based capital ratio, 8.5% for the Tier 1 Risk-based capital ratio, 7.0% for the Common Equity Tier 1 capital ratio, and 4.0% for the Tier 1 Leverage ratio. The Company and First Mid Bank have capital ratios above the minimum regulatory capital requirements and, as of December 31, 2023, the Company and First Mid Bank had capital ratios above the levels required for categorization as well-capitalized under the capital adequacy guidelines established by the bank regulatory agencies. A tabulation of the Company and First Mid Bank's capital ratios as of December 31, 2023 follows:

	Total Risk-based Capital Ratio	Tier One Risk-based Capital Ratio	Common Equity Tier 1 Capital Ratio	Tier One Leverage Ratio (Capital to Average Assets)
First Mid Bancshares, Inc. (Consolidated)	14.84%	12.02%	11.62%	9.33%
First Mid Bank	14.22%	13.17%	13.17%	10.23%

Liquidity

Liquidity represents the ability of the Company and its subsidiaries to meet all present and future financial obligations arising in the daily operations of the business. Financial obligations consist of the need for funds to meet extensions of credit, deposit withdrawals and debt servicing. The Company's liquidity management focuses on the ability to obtain funds economically through assets that may be converted into cash at minimal costs or through other sources. The Company's other sources of cash include overnight federal fund lines, Federal Home Loan Bank advances, the ability to borrow at the Federal Reserve Bank of Chicago, and the Company's operating line of credit with The Northern Trust Company. Details for these sources include:

- First Mid Bank has $120 million available in overnight federal fund lines, including $30 million from First Horizon Bank, $20 million from U.S. Bank, N.A., $20 million from BMO Bank, N.A., $10 million from Wells Fargo Bank, N.A., $15 million from The Northern Trust Company and $25 million from Zions Bank. Availability of the funds is subject to First Mid Bank meeting minimum regulatory capital requirements for total capital to risk-weighted assets and Tier 1 capital to total average assets. As of December 31, 2023, First Mid Bank met these regulatory requirements.

- First Mid Bank can borrow from the Federal Home Loan Bank as a source of liquidity. Availability of the funds is subject to the pledging of collateral to the Federal Home Loan Bank. At December 31, 2023, the excess collateral at the FHLB would support approximately $856.2 million of additional advances for First Mid Bank.

- First Mid Bank is a member of the Federal Reserve System and can borrow funds provided that sufficient collateral is pledged.

- In addition, as of December 31, 2023, the Company had a revolving credit agreement in the amount of $15 million with The Northern Trust Company with an outstanding balance of $0 and $15 million in available funds. This loan was renewed on April 7, 2023 for one year as a revolving credit agreement. The interest rate is floating at 2.25% over the federal funds rate. The loan includes requirements for operating and capital ratios. The Company and its subsidiary banks were in compliance with the existing covenants at December 31, 2023 and 2022.

Management continues to monitor its expected liquidity requirements carefully, focusing primarily on cash flows from:

- lending activities, including loan commitments, letters of credit and mortgage prepayment assumptions;

- deposit activities, including seasonal demand of private and public funds;

- investing activities, including prepayments of mortgage-backed securities and call provisions on U.S. Treasury and government agency securities; and

- operating activities, including scheduled debt repayments and dividends to stockholders.

The following table summarizes significant contractual obligations and other commitments at December 31, 2023 (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Time deposits	$ 1,047,593	$ 872,385	$ 117,985	$ 56,878	$ 345
Debt	130,813	—	4,006	—	126,807
Other borrowings	477,508	273,732	83,776	100,000	20,000
Operating leases	16,478	3,001	4,908	3,697	4,872
Supplemental retirement	1,872	50	100	150	1,572
	$ 1,674,264	$ 1,149,168	$ 210,775	$ 160,725	$ 153,596

For the year ended December 31, 2023, net cash of $72.4 million was provided from operating activities, $474.4 million was provided from investing activities, and $556.2 million was used in financing activities. In total cash and cash equivalents decreased by $9.4 million from year-end 2022.

For the year ended December 31, 2022, net cash of $65.8 million was provided from operating activities, $178.7 million was used in investing activities, and $96.7 million was provided by financing activities. In total cash and cash equivalents decreased by $16.2 million from year-end 2021.

For the year ended December 31, 2021, net cash of $69.6 million was provided from operating activities, $482.5 million was used in investing activities, and $164.2 million was provided by financing activities. In total cash and cash equivalents decreased by $248.7 million from year-end 2020.

For the year ended December 31, 2022, the Company had $10 million of floating rate trust preferred securities outstanding through Trust II, and in September 2016, the Company acquired $4 million of floating rate trust preferred securities from First Clover Leaf under Clover Leaf Statutory Trust I and on May 1, 2018, the Company acquired $6 million of floating rate trust preferred securities from First BancTrust Corporation. In addition to the above, on August 15, 2023, for the year ended December 31, 2023, the Company also acquired $5.2 million of floating rate trust preferred securities from Blackhawk Bancorp, Inc. See Note 9 – "Borrowings" for a more detailed description.

Effects of Inflation

Unlike industrial companies, virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or experience the same magnitude of changes as goods and services, since such prices are affected by inflation. In the current economic environment, liquidity and interest rate adjustments are features of the Company's assets and liabilities that are important to the maintenance of acceptable performance levels. The Company attempts to maintain a balance between monetary assets and monetary liabilities, over time, to offset these potential effects.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's market risk arises primarily from interest rate risk inherent in its lending, investing and deposit taking activities, which are restricted to First Mid Bank. For a discussion of how management of the Company addresses and evaluates interest rate risk see also "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Interest Rate Sensitivity."

Based on the financial analysis performed as of December 31, 2023, which considers how the specific interest rate scenario would be expected to impact each interest-earning asset and each interest-bearing liability, the Company estimates that changes in the prime interest rate would impact First Mid Bank's performance, on a consolidated basis, as follows:

	Increase (Decrease) In		
December 31, 2023	Net Interest Income		Return On Average Equity 2023=10.10%
	($000)	(%)	
Prime rate is 8.50%			
Prime rate increase of:			
200 basis points to 10.50%	$ (4,473)	(2.32)%	(0.59)%
100 basis points to 9.50%	(1,640)	(0.85)%	(0.22)%
Prime rate decrease of:			
100 basis points to 7.50%	1,781	0.92%	0.23%
200 basis points to 6.50%	1,366	0.71%	0.18%

The following table shows the same analysis for First Mid Bank performance as of December 31, 2022:

	Increase (Decrease) In		
December 31, 2022	Net Interest Income		Return On Average Equity 2022=11.38%
	($000)	(%)	
Prime rate is 7.50%			
Prime rate increase of:			
200 basis points to 9.50%	$ (331)	(0.21)%	(0.05)%
100 basis points to 8.50%	36	0.02%	0.01%
Prime rate decrease of:			
100 basis points to 6.50%	1,863	1.17%	0.26%
200 basis points to 5.50%	2,044	1.29%	0.28%

The Company's Board of Directors has adopted an interest rate risk policy that establishes maximum decreases in the percentage change in net interest income of 5% in a 100 basis point rate shift and 10% in a 200 basis point rate shift. No assurance can be given that the actual net interest income would increase or decrease by such amounts in response to a 100 or 200 basis point increase or decrease in the prime rate because it is also affected by many other factors. The results above are based on one-time "shock" moves and ramped rate increases and do not take into account any management response or mitigating action.

Interest rate sensitivity analysis is also used to measure the Company's interest risk by computing estimated changes in the Economic Value of Equity ("EVE") of the First Mid Bank under various interest rate shocks. EVE is determined by calculating the net present value of each asset and liability category by rate shock. The net differential between assets and liabilities is the EVE. EVE is an expression of the long-term interest rate risk in the balance sheet as a whole.

The following table presents the Company's projected change in EVE, on a consolidated basis, for the various rate shock levels at December 31, 2023 and 2022 (in thousands). All market risk sensitive instruments presented in the tables are held-to-maturity or available-for-sale. The Bank has no trading securities.

		Changes In	
		Economic Value of Equity	
	Interest Rates (basis points)	Amount of Change ($000)	Percent of Change (%)
December 31, 2023	+200 bp	$ (75,500)	(6.6)%
	+100 bp	(28,249)	(2.5)%
	-200 bp	11,597	1.0%
	-100 bp	21,499	1.9%
December 31, 2022	+200 bp	$ (30,992)	(3.0)%
	+100 bp	(13,333)	(1.3)%
	-200 bp	16,153	1.6%
	-100 bp	17,371	1.7%

As indicated above, at December 31, 2023, in the event of a sudden and sustained increase in prevailing market interest rates, the EVE would be expected to decrease if rates increased 100 or 200 basis points. In the event of a sudden and sustained decrease in prevailing market interest rates, the Company's EVE would be expected to increase. At December 31, 2023, the estimated changes in EVE were inside the Company's policy guidelines that normally allow for a change in capital of +/-10% from the base case scenario under a 100 basis point shock and within the guidelines of +/- 20% from the base case scenario under a 200 basis point shock. The general level of interest rates are at historically low levels and the bank is monitoring its position and the likelihood of further rate changes.

Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and declines in deposit balances, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in the computation of EVE. Actual values may differ from those projections set forth in the table, should market conditions vary from assumptions used in the preparation of the table. Certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable-rate loans in First Mid Bank's portfolio change in future periods as market rates change. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to repay their adjustable-rate debt may decrease in the event of an interest rate increase.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Consolidated Balance Sheets
December 31, 2023 and 2022

(In thousands, except share data)		2023		2022
Assets				
Cash and due from banks:				
Non-interest bearing	$	122,871	$	138,412
Interest bearing		11,211		6,394
Federal funds sold		8,982		7,627
Cash and cash equivalents		143,064		152,433
Certificates of deposit investments		1,470		1,470
Investment securities:				
Available-for-sale, at fair value (amortized cost of $1,363,721 and $1,432,372 at December 31, 2023 and 2022, respectively)		1,171,572		1,218,985
Held-to-maturity, at amortized cost (estimated fair value of $2,286 and $2,954 at December 31, 2023 and 2022, respectively)		2,286		2,954
Equity securities, at fair value		4,074		311
Loans held for sale		4,980		338
Loans		5,575,585		4,825,874
Less allowance for credit losses		(68,675)		(59,093)
Net loans		5,506,910		4,766,781
Interest receivable		35,082		28,357
Other real estate owned, net		1,163		4,261
Premises and equipment, net		101,396		90,473
Goodwill, net		196,461		140,412
Intangible assets, net		67,770		29,485
Bank owned life insurance		166,125		151,756
Right of use asset		14,306		15,774
Deferred tax asset, net		70,067		72,254
Other assets		100,068		68,171
Total assets	$	7,586,794	$	6,744,215
Liabilities and stockholders' equity				
Deposits:				
Non-interest bearing	$	1,398,234	$	1,256,514
Interest bearing		4,725,425		4,000,487
Total deposits		6,123,659		5,257,001
Repurchase agreements with customers		213,721		221,414
Interest payable		5,437		3,346
FHLB borrowings		263,787		465,071
Junior subordinated debentures, net		24,058		19,364
Subordinated debt, net		106,755		94,553
Lease liability		14,615		16,035
Other liabilities		41,558		34,276
Total liabilities		6,793,590		6,111,060
Stockholders' equity:				
Common stock, $4 par value; authorized 30,000,000 shares; issued 24,479,708 and 21,091,466 shares in 2023 and 2022, respectively; outstanding 23,827,137 and 20,452,376 shares in 2023 and 2022, respectively		99,919		86,366
Additional paid-in capital		509,314		427,001
Retained earnings		338,662		289,284
Deferred compensation		2,629		2,064
Accumulated other comprehensive loss		(136,427)		(151,507)
Less treasury stock at cost, 652,571 and 639,090 shares in 2023 and 2022, respectively		(20,893)		(20,053)
Total stockholders' equity		793,204		633,155
Total liabilities and stockholders' equity	$	7,586,794	$	6,744,215

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
For the years ended December 31, 2023, 2022, and 2021

(In thousands, except per share data)	2023	2022	2021
Interest income:			
Interest and fees on loans	$ 262,423	$ 185,869	$ 159,684
Interest on investment securities			
Taxable	24,949	20,595	15,598
Exempt from federal income tax	7,170	8,785	7,318
Interest on certificates of deposit investments	98	37	56
Interest on federal funds sold	419	113	—
Interest on deposits with other financial institutions	5,107	492	357
Total interest income	300,166	215,891	183,013
Interest expense:			
Interest on deposits	77,294	18,813	9,037
Interest on securities sold under agreements to repurchase	6,565	1,795	231
Interest on FHLB borrowings	16,779	6,184	1,514
Interest on other borrowings	10	9	—
Interest on junior subordinated debentures	1,859	868	541
Interest on subordinated debt	4,196	3,945	3,939
Total interest expense	106,703	31,614	15,262
Net interest income	193,463	184,277	167,751
Provision for credit losses	6,104	4,806	15,151
Net interest income after provision for credit losses	187,359	179,471	152,600
Other income:			
Wealth management revenues	20,793	22,492	20,407
Insurance commissions	24,814	21,622	18,927
Service charges	10,881	9,112	6,808
Securities gains, net	3,383	33	124
Mortgage banking revenue, net	2,282	1,190	4,718
ATM / debit card revenue	14,347	12,422	11,974
Bank owned life insurance	4,957	3,559	3,039
Other income	5,329	4,252	3,770
Total other income	86,786	74,682	69,767
Other expense:			
Salaries and employee benefits	104,962	98,594	89,660
Net occupancy and equipment expense	26,946	24,257	21,546
Net other real estate owned expense	1,862	330	3,866
FDIC insurance expense	3,339	1,805	1,604
Amortization of intangible assets	9,127	6,290	5,391
Stationery and supplies	1,346	1,295	1,161
Legal and professional	7,379	6,996	6,730
ATM / debit card expense	5,322	4,300	3,116
Marketing and donations	3,005	2,999	3,603
Other expense	22,452	15,995	18,902
Total other expense	185,740	162,861	155,579
Income before income taxes	88,405	91,292	66,788
Income taxes	19,470	18,340	15,298
Net income	$ 68,935	$ 72,952	$ 51,490
Per share data:			
Basic net income per common share	$ 3.17	$ 3.62	$ 2.88
Diluted net income per common share	3.15	3.60	2.87
Cash dividends declared per common share	0.92	0.90	0.85

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2023, 2022, and 2021

(In thousands)		2023		2022		2021
Net income	$	68,935	$	72,952	$	51,490
Other comprehensive income (loss)						
Unrealized gains (losses) on available-for-sale securities, net of taxes of ($7,140), $61,534, and $7,285 for the years ended December 31, 2023, 2022 and 2021, respectively		17,482		(150,653)		(17,838)
Less: reclassification adjustment for realized gains included in net income net of taxes of $981, $10, and $36 for the years ended December 31, 2023, 2022 and 2021, respectively		(2,402)		(23)		(88)
Other comprehensive income (loss), net of taxes		15,080		(150,676)		(17,926)
Comprehensive income (loss)	$	84,015	$	(77,724)	$	33,564

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2023, 2022, and 2021
(In thousands, except share and per share data)

	Common Stock	Additional Paid-In-Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Loss	Treasury Stock	Total
December 31, 2022	$ 86,366	$ 427,001	$ 289,284	$ 2,064	$ (151,507)	$ (20,053)	$ 633,155
Net income	—	—	68,935	—	—	—	68,935
Other comprehensive income, net of tax	—	—	—	—	15,080	—	15,080
Dividends on common stock ($.92 per share)	—	—	(19,557)	—	—	—	(19,557)
Issuance of 54,431 restricted common shares pursuant to the 2017 stock incentive plan	218	1,402	—	—	—	—	1,620
Issuance of 4,600 common shares pursuant to the 2017 stock incentive plan	18	109	—	—	—	—	127
Issuance of 38,989 common shares pursuant to employee stock purchase plan	156	721	—	—	—	—	877
Issuance of 3,290,222 common shares pursuant to acquisition of Blackhawk Bancorp, Inc., net proceeds	13,161	80,347	—	—	—	—	93,508
Purchase of 13,481 treasury shares	—	—	—	—	—	(465)	(465)
Deferred compensation	—	—	—	(765)	—	(375)	(1,140)
Grant of restricted stock units pursuant to the 2017 stock incentive plan	—	1,048	—	—	—	—	1,048
Release of restricted stock units pursuant to the 2017 stock incentive plan	—	(1,529)	—	—	—	—	(1,529)
Vested restricted shares/units compensation expense	—	215	—	1,330	—	—	1,545
December 31, 2023	$ 99,919	$ 509,314	$ 338,662	$ 2,629	$ (136,427)	$ (20,893)	$ 793,204

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2023, 2022, and 2021
(In thousands, except share and per share data)

	Common Stock	Additional Paid-In-Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
December 31, 2021	$ 76,835	$ 340,419	$ 234,162	$ 2,517	$ (831)	$ (19,208)	$ 633,894
Net income	—	—	72,952	—	—	—	72,952
Other comprehensive loss, net of tax	—	—	—	—	(150,676)	—	(150,676)
Dividends on common stock ($.90 per share)	—	—	(17,830)	—	—	—	(17,830)
Issuance of 8,378 common shares pursuant to the deferred compensation plan	34	297	—	—	—	—	331
Issuance of 54,067 restricted common shares pursuant to the 2017 stock incentive plan	216	2,013	—	—	—	—	2,229
Issuance of 4,950 common shares pursuant to the 2017 stock incentive plan	20	179	—	—	—	—	199
Issuance of 23,055 common shares pursuant to employee stock purchase plan	92	621	—	—	—	—	713
Issuance of 2,292,270 common shares pursuant to acquisition of Delta Banshares, Co., net proceeds	9,169	83,003	—	—	—	—	92,172
Issuance costs pursuant to acquisition of Delta Bancshares Company	—	(29)	—	—	—	—	(29)
Purchase of 10,647 treasury shares	—	—	—	—	—	(340)	(340)
Deferred compensation	—	—	—	(2,037)	—	(505)	(2,542)
Grant of restricted stock units pursuant to the 2017 stock incentive plan	—	1,529	—	—	—	—	1,529
Release of restricted stock units pursuant to the 2017 stock incentive plan	—	(1,216)	—	—	—	—	(1,216)
Vested restricted shares/units compensation expense	—	185	—	1,584	—	—	1,769
December 31, 2022	$ 86,366	$ 427,001	$ 289,284	$ 2,064	$ (151,507)	$ (20,053)	$ 633,155

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2023, 2022, and 2021
(In thousands, except share and per share data)

	Common Stock	Additional Paid-In-Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income	Treasury Stock	Total
December 31, 2020	$ 71,449	$ 297,806	$ 197,726	$ 2,980	$ 17,095	$ (18,828)	$ 568,228
Net income	—	—	51,490	—	—	—	51,490
Other comprehensive loss, net of tax	—	—	—	—	(17,926)	—	(17,926)
Dividends on common stock ($.850 per share)	—	—	(15,054)	—	—	—	(15,054)
Issuance of 8,616 common shares pursuant to the dividend reinvestment plan	32	301	—	—	—	—	333
Issuance of 9,513 common shares pursuant to the deferred compensation plan	38	313	—	—	—	—	351
Issuance of 27,750 restricted common shares pursuant to the 2017 stock incentive plan	111	817	—	—	—	—	928
Issuance of 2,375 common shares pursuant to the 2017 stock incentive plan	10	75	—	—	—	—	85
Issuance of 1,262,246 common shares pursuant to acquisition of LINCO Bancshares, Inc., net proceeds	5,049	39,142	—	—	—	—	44,191
Issuance of 25,000 common shares pursuant to acquisition of BBM & Associates, Inc., net proceeds	100	1,009	—	—	—	—	1,109
Issuance costs pursuant to acquisition of Delta Bancshares Company	—	(206)	—	—	—	—	(206)
Issuance of 11,748 common shares pursuant to employee stock purchase plan	46	345	—	—	—	—	391
Purchase of 7,752 treasury shares	—	—	—	—	—	(326)	(326)
Deferred compensation	—	—	—	54	—	(54)	—
Grant of restricted stock units pursuant to the 2017 stock incentive plan	—	1216	—	—	—	—	1,216
Release of restricted stock units pursuant to the 2017 stock incentive plan	—	(584)	—	—	—	—	(584)
Vested restricted shares/units compensation expense	—	185	—	(517)	—	—	(332)
December 31, 2021	$ 76,835	$ 340,419	$ 234,162	$ 2,517	$ (831)	$ (19,208)	$ 633,894

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
For the years ended December 31, 2023, 2022, and 2021

(In thousands)		2023		2022		2021
Cash flows from operating activities:						
Net income	$	68,935	$	72,952	$	51,490
Adjustments to reconcile net income to net cash provided by operating activities:						
Provision for credit losses		6,104		4,806		15,151
Depreciation, amortization and accretion, net		14,904		15,060		14,449
Change in cash surrender value of bank owned life insurance		(3,981)		(3,559)		(3,039)
Gain on cash surrender value of bank owned life insurance		(976)		—		—
Stock-based compensation expense		1,656		1,802		1,304
Operating lease payments		(3,263)		(3,061)		(2,872)
Gains on investment securities, net		(3,383)		(33)		(124)
Losses on sales of other real property owned, net		4,080		97		5,725
Loss on write down of premises and equipment		131		—		—
Loss (gain) on sale of other assets		—		125		(126)
Gains on sale of loans held for sale, net		(1,200)		(1,159)		(4,256)
Deferred income taxes		16,739		(2,232)		(3,355)
Decrease (increase) in accrued interest receivable		(2,696)		(6,717)		2,384
Increase (decrease) in accrued interest payable		1,045		1,538		(1,812)
Origination of loans held for sale		(62,168)		(59,893)		(149,807)
Proceeds from sale of loans held for sale		58,726		63,462		153,239
Gains on equity securities		—		(1,145)		(499)
Increase in other assets		(20,562)		(19,537)		(13,719)
Increase (decrease) in other liabilities		(1,674)		3,318		5,463
Net cash provided by operating activities		72,417		65,824		69,596
Cash flows from investing activities:						
Proceeds from maturities of certificates of deposit investments		1,180		1,225		490
Purchase of certificates of deposit investments		(245)		(245)		(245)
Proceeds from sales of securities available-for-sale		343,610		36,257		611
Proceeds from maturities of securities available-for-sale		105,964		144,734		238,049
Proceeds from maturities of securities held-to-maturity		668		5,000		—
Purchases of securities available-for-sale		(1,462)		(12,754)		(692,234)
Net increase in loans		(20,826)		(416,204)		(32,032)
Purchases of premises and equipment		(3,639)		(5,020)		(3,702)
Proceeds from sales of other real property owned		2,461		996		9,503
Investment in bank owned life insurance		—		—		(30,000)
Proceeds from bank owned life insurance death benefit		2,048		—		—
Net cash provided by acquisition		44,621		67,323		27,061
Net cash provided by (used in) investing activities		474,380		(178,688)		(482,499)
Cash flows from financing activities:						
Net increase (decrease) in deposits		(328,314)		(259,862)		273,292
Increase (decrease) in repurchase agreements		(7,693)		39,623		(60,669)
Proceeds from FHLB advances		150,000		359,745		5,000
Repayment of FHLB advances		(351,141)		(25,856)		(40,083)
Proceeds from issuance of common stock		1,004		1,244		1,937
Direct expenses related to capital transactions		—		(29)		(206)
Purchase of treasury stock		(465)		(340)		(326)
Dividends paid on common stock		(19,557)		(17,830)		(14,721)
Net cash provided by (used in) financing activities		(556,166)		96,695		164,224
Decrease in cash and cash equivalents		(9,369)		(16,169)		(248,679)
Cash and cash equivalents at beginning of period		152,433		168,602		417,281
Cash and cash equivalents at end of period	$	143,064	$	152,433	$	168,602

Consolidated Statements of Cash Flows (continued)
For the years ended December 31, 2023, 2022, and 2021

(In thousands)		2023		2022		2021
Supplemental disclosures of cash flow information						
Cash paid during the period for:						
Interest	$	104,612	$	29,614	$	16,261
Income taxes		22,252		22,988		18,966
Supplemental disclosures of noncash investing and financing activities						
Loans transferred to other real estate owned	$	681	$	383	$	249
Fixed assets transferred to other real estate		—		—		3,971
Initial recognition of right-of-use assets		1,399		715		—
Initial recognition of lease liabilities		1,399		715		—
Dividends reinvested in common stock		—		—		333
Supplemental disclosure of purchase of capital stock						
Fair value of assets acquired	$	1,328,280	$	750,063	$	1,170,699
Consideration paid:						
Cash paid		10,172		15,150		103,500
Common stock issued		93,508		92,172		44,191
Total consideration paid		103,680		107,322		147,691
Fair value of liabilities assumed	$	1,224,600	$	642,741	$	1,023,008

See accompanying notes to consolidated financial statements.

First Mid Bancshares, Inc.

Notes to Condensed Consolidated Financial Statements

Note 1 – Basis of Accounting and Consolidation

The accompanying consolidated financial statements include the accounts of First Mid Bancshares, Inc. ("Company") and its wholly owned subsidiaries: First Mid Bank & Trust, N.A. ("First Mid Bank"), First Mid Wealth Management Company, First Mid Insurance Group, Inc. ("First Mid Insurance") and First Mid Captive, Inc. All significant intercompany balances and transactions have been eliminated in consolidation. The Company operates as a single segment entity for financial reporting purposes. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America.

Acquisitions

Blackhawk Bancorp, Inc. On March 20, 2023, First Mid Bancshares, Inc. ("First Mid") and Eagle Sub LLC, a newly formed Wisconsin limited liability company and wholly-owned subsidiary of First Mid ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Blackhawk Bancorp, Inc., a Wisconsin corporation ("Blackhawk"), pursuant to which, among other things, First Mid agreed to acquire 100% of the issued and outstanding shares of Blackhawk pursuant to a business combination whereby Blackhawk will merge with and into Merger Sub, whereupon the separate corporate existence of Blackhawk will cease and Merger Sub will continue as the surviving company and a wholly-owned subsidiary of First Mid (the "Merger").

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each share of common stock, par value $0.01 per share, of Blackhawk issued and outstanding immediately prior to the effective time of the Merger (other than shares held in treasury by Blackhawk and dissenting shares) were converted into and become the right to receive 1.15 shares of common stock, par value $4.00 per share, of First Mid and cash in lieu of fractional shares, less any applicable taxes required to be withheld, and subject to certain potential adjustments. On an aggregate basis, the total consideration payable by First Mid at the closing of the Merger to Blackhawk's shareholders and equity award holders was 3,290,222 shares of First Mid common stock valued at $93.51 million and $1,928 of cash in lieu of fractional shares.

The Blackhawk Merger closed August 15, 2023 and Blackhawk Bank was merged into First Mid Bank on December 1, 2023.

Delta Bancshares Company. On July 28, 2021, the Company and Brock Sub LLC, a newly formed Delaware limited liability company and wholly-owned subsidiary of the Company ("Delta Merger Sub"), entered into an Agreement and Plan of Merger (the "Delta Merger Agreement") with Delta Bancshares Company, a Missouri corporation ("Delta"), pursuant to which, among other things, the Company agreed to acquire 100% of the issued and outstanding shares of Delta pursuant to a business combination whereby Delta will merge with and into Delta Merger Sub, whereupon the separate corporate existence of Delta will cease and Delta Merger Sub will continue as the surviving company and a wholly-owned subsidiary of First Mid (the "Delta Merger"). The Delta Merger was completed on February 14, 2022.

Subject to the terms and conditions of the Delta Merger Agreement, at the effective time of the Delta Merger, each share of common stock, par value $10.00 per share, of Delta issued and outstanding immediately prior to the effective time of the Delta Merger (other than shares held in treasury by Delta) converted into and became the right to receive cash and shares of common stock, par value $4.00 per share, of the Company and cash in lieu of fractional shares, less any applicable taxes required to be withheld, and subject to certain potential adjustments. On an aggregate basis, the total consideration paid by the Company at the closing of the Delta Merger to Delta's shareholders and option holders was approximately $15.2 million in cash and 2,292,270 shares of Company common stock. Delta's outstanding stock options vested upon consummation of the Delta Merger, and all outstanding Delta options that were unexercised prior to the effective time of the Delta Merger were cashed out.

Delta's wholly owned bank subsidiary, Jefferson Bank, was merged with and into First Mid Bank on June 10, 2022. At the time of the bank merger, Jefferson Bank's banking offices became branches of First Mid Bank.

Website

The Company maintains a website at www.firstmid.com. All periodic and current reports of the Company and amendments to these reports filed with the Securities and Exchange Commission ("SEC") can be accessed, free of charge, through this website as soon as reasonably practicable after these materials are filed with the SEC.

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company uses estimates and employs the judgments of management in determining the amount of its allowance for credit losses and income tax accruals and deferrals, in its fair value measurements of investment securities, and in the evaluation of impairment of loans, goodwill, investment securities, and premises and equipment. As with any estimate, actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses. In connection with the determination of the allowance for credit losses, management obtains independent appraisals for significant properties.

Fair Value Measurements

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company estimates the fair value of a financial instrument using a variety of valuation methods. Where financial instruments are actively traded and have quoted market prices, quoted market prices are used for fair value. When the financial instruments are not actively traded, other observable market inputs, such as quoted prices of securities with similar characteristics, may be used, if available, to determine fair value. When observable market prices do not exist, the Company estimates fair value. The Company's valuation methods consider factors such as liquidity and concentration concerns. Other factors such as model assumptions, market dislocations, and unexpected correlations can affect estimates of fair value. Imprecision in estimating these factors can impact the amount of revenue or loss recorded.

At the end of each quarter, the Company assesses the valuation hierarchy for each asset or liability measured. From time to time, assets or liabilities may be transferred within hierarchy levels due to changes in availability of observable market inputs to measure fair value at the measurement date. Transfers into or out of hierarchy levels are based upon the fair value at the beginning of the reporting period. A more detailed description of the fair values measured at each level of the fair value hierarchy can be found in Note 11 – "Disclosures of Fair Values of Financial Instruments."

Cash and Cash Equivalents

For purposes of reporting cash flows, cash equivalents include non-interest bearing and interest-bearing cash and due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Certificates of Deposit Investments

Certificates of deposit investments have original maturities of three to five years and are carried at cost.

Investment Securities

The Company classifies its investments in debt securities as either held-to-maturity or available-for-sale in accordance with ASC 320. Securities classified as held-to-maturity are recorded at cost or amortized cost. Available-for-sale securities are carried at fair value. Fair value calculations are based on quoted market prices when such prices are available. If quoted market prices are not available, estimates of fair value are computed using a variety of techniques, including extrapolation from the quoted prices of similar instruments or recent trades for thinly traded securities, fundamental analysis, or through obtaining purchase quotes. Due to the subjective nature of the valuation process, it is possible that the actual fair values of these investments could differ from the estimated amounts, thereby affecting the financial position, results of operations and cash flows of the Company. If the estimated value of investments is less than the cost or amortized cost, the Company evaluates whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment. If such an event or change has occurred and the Company determines that the impairment is other-than-temporary, a further determination is made as to the portion of impairment that is related to credit loss. The impairment of the investment that is related to the credit loss is expensed in the period in which the event or change occurred. The remainder of the impairment is recorded in other comprehensive income (loss).

Loans

Loans are stated at the principal amount outstanding net of unearned discounts, unearned income, and the allowance for credit losses. Unearned income includes deferred loan origination fees reduced by loan origination costs and is amortized to interest income over the life of the related loan using methods that approximate the effective interest rate method. Interest on substantially all loans is credited to income based on the principal amount outstanding.

The Company's policy is to discontinue the accrual of interest income on any loan that becomes ninety days past due as to principal or interest or earlier when, in the opinion of management there is reasonable doubt as to the timely collection of principal or interest. Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collectability of interest or principal.

Loans expected to be sold are classified as held for sale in the consolidated financial statements and are recorded at the lower of aggregate cost or fair value, taking into consideration future commitments to sell the loans.

Allowance for Credit Losses

The Company believes the allowance for credit losses is the critical accounting policy that requires the most significant judgments and assumptions used in the preparation of its consolidated financial statements. An estimate of potential losses inherent in the loan portfolio is determined and an allowance for those losses is established by considering factors including historical loss rates, expected cash flows, and estimated collateral values. In assessing these factors, the Company uses organizational history and experience with credit decisions and related outcomes. The allowance for credit losses represents the best estimate of losses inherent in the existing loan portfolio. The allowance for credit losses is increased by the provision for credit losses charged to expense and reduced by loans charged off, net of recoveries. The Company evaluates the allowance for credit losses at least quarterly. If the underlying assumptions later prove to be inaccurate based on subsequent loss evaluations, the allowance for credit losses is adjusted.

The Company estimates the appropriate level of allowance for credit losses by separately evaluating impaired and nonimpaired loans. A specific allowance is assigned to an impaired loan when expected cash flows or collateral do not justify the carrying amount of the loan. The methodology used to assign an allowance to a nonimpaired loan is more subjective. Generally, allowance for credit losses is measured on a collective (pool) basis for loans with similar risk characteristics. Historical credit loss experience provides the basis for the estimate of expected credit losses. For each pool, a historical loss rate is computed based on the average remaining contractual life of the pool. Adjustments to historical loss rates are made using qualitative factors relevant to each pool including merger & acquisition activity, economic conditions, changes in policies, procedures & underwriting, and concentrations. In addition, a twelve-month forecast, using reasonable and supportable future conditions, is prepared that is used to estimate expected changes to existing and historical conditions in the current period. Because the economic and business climate in any given industry or market, and its impact on any given borrower, can change rapidly, the risk profile of the loan portfolio is continually assessed and adjusted when appropriate. Notwithstanding these procedures, there still exists the possibility that the assessment could prove to be significantly incorrect and that an immediate adjustment to the allowance for credit losses would be required.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are charged to expense and determined principally by the straight-line method over the estimated useful lives of the assets. The estimated useful lives for each major depreciable classification of premises and equipment are as follows:

Buildings and improvements	20 years to 40 years
Leasehold improvements	5 years to 15 years
Furniture and equipment	3 years to 7 years

Goodwill and Intangible Assets

The Company has goodwill from business combinations, identifiable intangible assets assigned to core deposit relationships and customer lists acquired, and intangible assets arising from the rights to service mortgage loans for others.

Identifiable intangible assets generally arise from branches acquired that the Company accounted for as purchases. Such assets consist of the excess of the purchase price over the fair value of net assets acquired, with specific amounts assigned to core deposit relationships and customer lists primarily related to the insurance agency and Wealth Management Company. Intangible assets are amortized by the straight-line method over various periods up to fifteen years. Management reviews intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

In accordance with the provisions of SFAS No. 142, "*Goodwill and Other Intangible Assets,*" codified into ASC 350, the Company obtained an independent evaluation of its goodwill as of May 31, 2023 and also performed its annual testing of goodwill for impairment as of September 30, 2023 and each time determined that, as of that date, goodwill was not impaired. Management also concluded that the remaining amounts and amortization periods were appropriate for all intangible assets.

Other Real Estate Owned

Other real estate owned acquired through loan foreclosure is initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. The adjustment at the time of foreclosure is recorded through the allowance for credit losses. Due to the subjective nature of establishing the fair value when the asset is acquired, the actual fair value of the other real estate owned or foreclosed asset could differ from the original estimate. If it is determined that fair value temporarily declines subsequent to foreclosure, a valuation allowance is recorded through noninterest expense. Operating costs associated with the assets after acquisition are also recorded as noninterest expense. Gains and losses on the disposition of other real estate owned and foreclosed assets are netted and posted to other noninterest expense.

Bank Owned Life Insurance

First Mid Bank has purchased life insurance policies on certain senior management. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts that are probable at settlement.

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula and carried at cost.

Income Taxes

The Company and its subsidiaries file consolidated federal and state income tax returns with each organization computing its taxes on a separate company basis. Amounts provided for income tax expense are based on income reported for financial statement purposes rather than amounts currently payable under tax laws.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to the temporary differences existing between the financial statement carrying amounts of assets and liabilities and their respective tax basis, as well as operating loss and tax credit carry forwards. To the extent that current available evidence about the future raises doubt about the realization of a deferred tax asset, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as an increase or decrease in income tax expense in the period in which such change is enacted.

Additionally, the Company reviews its uncertain tax positions annually under FASB Interpretation No. 48 (FIN No. 48), "Accounting for Uncertainty in Income Taxes," codified within ASC 740. An uncertain tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount actually recognized is the largest amount of tax benefit that is greater than 50% likely to be recognized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. A significant amount of judgment is applied to determine both whether the tax position meets the "more likely than not" test as well as to determine the largest amount of tax benefit that is greater than 50% likely to be recognized. Differences between the position taken by management and that of taxing authorities could result in a reduction of a tax benefit or increase to tax liability, which could adversely affect future income tax expense.

Captive Insurance Company

First Mid Captive, Inc. ("the Captive"), a wholly owned subsidiary of the Company which was formed and began operations in December 2019, is a Nevada- based captive insurance company. The Captive insures against certain risks unique to the operations of the Company and its subsidiaries for which insurance may not be currently available or economically feasible in today's insurance marketplace. The Captive pools resources with several other similar insurance company subsidiaries of financial institutions to spread a limited amount of risk among themselves. The Captive is subject to regulations of the State of Nevada and undergoes periodic examinations by the Nevada Division of Insurance. It has elected to be taxed under Section 831(b) of the Internal Revenue Code. Pursuant to Section 831(b), if gross premiums do not exceed $2,650,000, then the Captive is taxable solely on its investment income. The Captive is included in the Company's consolidated financial statements and its federal income return.

Wealth Management Assets

Assets held in fiduciary or agency capacities by First Mid Wealth Management Company are not included in the consolidated balance sheets since such items are not assets of the Company or its subsidiaries. Fees from trust activities are recorded on a cash basis over the period in which the service is provided. Fees are a function of the market value of assets managed and administered, the volume of transactions, and fees for other services rendered, as set forth in the underlying client agreement with the First Mid Wealth Management Company. This revenue recognition involves the use of estimates and assumptions, including components that are calculated based on asset valuations and transaction volumes. Any out-of-pocket expenses or services not typically covered by the fee schedule for trust activities are charged directly to the trust account on a gross basis as trust revenue is incurred. First Mid Wealth Management Company managed assets totaling $6.1 billion and $5.3 billion at December 31, 2023 and 2022, respectively.

Treasury Stock

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

Stock Incentive Awards

At the Annual Meeting of Stockholders held April 26, 2017, the stockholders approved the 2017 Stock Incentive Plan ("SI Plan"). The SI Plan was implemented to succeed the Company's 2007 Stock Incentive Plan, which had a ten-year term. The SI Plan is intended to provide a means whereby directors, employees, consultants and advisors of the Company and its Subsidiaries may sustain a sense of proprietorship and personal involvement in the continued development and financial success of the Company and its Subsidiaries, thereby advancing the interests of the Company and its stockholders. Accordingly, directors and selected employees, consultants and advisors may be provided the opportunity to acquire shares of Common Stock of the Company on the terms and conditions established in the SI Plan.

A maximum of 149,983 shares of common stock may be issued under the SI Plan. The Company awarded 45,986, 63,150 and 48,575 shares during 2023, 2022, and 2021, respectively as stock and stock unit awards.

Employee Stock Purchase Plan

At the Annual Meeting of Stockholders held April 25, 2018, the stockholders approved the First Mid Bancshares, Inc. Employee Stock Purchase Plan ("ESPP"). The ESPP is intended to promote the interests of the Company by providing eligible employees with the opportunity to purchase shares of common stock of the Company at a 15% discount through payroll deductions. The ESPP is also intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. A maximum of 600,000 shares of common stock may be issued under the ESPP. As of December 31, 2023, 2022, and 2021, 38,989, 23,055 and 11,748 shares, respectively were issued pursuant to the ESPP. As of December 31, 2023, there were 506,272 shares unassigned but available to be issued under the ESPP.

Leases

Effective January 1, 2019, the Company adopted ASU 2016-02, Leases (Topic 842). As of December 31, 2023 substantially all the Company's leases are operating leases for real estate property for bank branches, ATM locations, and office space. For leases in effect January 1, 2019 and for leases commencing thereafter, the Company recognizes a lease liability and a right-of-use asset, based on the present value of lease payments over the lease term. The discount rate used in determining present value was the Company's incremental borrowing rate which is the FHLB fixed advance rate based on the remaining lease term as of January 1, 2019, or the commencement date for leases subsequently entered into.

Revenue Recognition

Accounting Standards Codification 606, *Revenue from Contracts with Customers* ("ASC 606"), establishes a revenue recognition model for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Most of the Company's revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as loans and investment securities, and revenue related to mortgage servicing activities, which are subject to other accounting standards. A description of the revenue- generating activities that are within the scope of ASC 606, and included in other income in the Company's condensed consolidated statements of income are as follows:

Trust revenues. The Company generates fee income from providing fiduciary services through its trust department. Fees are billed in arrears based upon the preceding period account balance. Revenue from the farm management department is recorded when service is complete, for example when crops are sold.

Brokerage commissions. The primary brokerage revenue is recorded at the beginning of each quarter through billing to customers based on the account asset size on the last day of the previous quarter. If a withdrawal of funds takes place, a prorated refund may occur; this is reflected within the same quarter as the original billing occurred. All performance obligations are met within the same quarter that the revenue is recorded.

Insurance commissions. The Company's insurance agency subsidiary, First Mid Insurance, receives commissions on premiums of new and renewed business policies. First Mid Insurance records commission revenue on direct bill policies as the cash is received. For agency bill policies, First Mid Insurance retains its commission portion of the customer premium payment and remits the balance to the carrier. In both cases, the entire performance obligation is held by the carriers.

Service charges on deposits. The Company generates revenue from fees charged for deposit account maintenance, overdrafts, wire transfers, and check fees. The revenue related to deposit fees is recognized at the time the performance obligation is satisfied.

ATM/debit card revenue. The Company generates revenue through service charges on the use of its ATM machines and interchange income from the use of Company issued credit and debit cards. The revenue is recognized at the time the service is used and the performance obligation is satisfied.

Other income. Treasury management fees and lock box fees are received and recorded after the service performance obligation is completed. Merchant bank card fees are received from various vendors; however, the performance obligation is with the vendors. The Company records gains on the sale of loans and the sale of OREO properties after the transactions are complete and transfer of ownership has occurred.

As each of the Company's facilities are located in markets with similar economies, no disaggregation of revenue is necessary.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss included in stockholders' equity as of December 31, 2023 and 2022 are as follows (in thousands):

	Unrealized Gain (Loss) on Securities
December 31, 2023	
Net unrealized losses on securities available-for-sale	$ (192,149)
Tax benefit	55,722
Balance at December 31, 2023	$ (136,427)
December 31, 2022	
Net unrealized losses on securities available-for-sale	$ (213,387)
Tax benefit	61,880
Balance at December 31, 2022	$ (151,507)

Amounts reclassified from accumulated other comprehensive loss and the affected line items in the statements of income during the years ended December 31, 2023, 2022, and 2021, were as follows (in thousands):

	Amounts Reclassified from Other Comprehensive Income			Affected Line Item in the Statements of Income
	2023	2022	2021	
Realized gains on available-for-sale securities	$ 3,383	$ 33	$ 124	Securities gains, net (total reclassified amount before tax)
Income tax expense	(981)	(10)	(36)	Tax expense
Total reclassifications out of accumulated other comprehensive income	$ 2,402	$ 23	$ 88	Net reclassified amount

See "Note 4 – Investment Securities" for more detailed information regarding unrealized losses on available-for-sale securities.

Note 2 -- Earnings Per Share

Basic net income per common share available to common stockholders is calculated as net income less preferred stock dividends divided by the weighted average number of common shares outstanding. Diluted net income per common share available to common stockholders is computed using the weighted average number of common shares outstanding, increased by the assumed conversion of the Company's convertible preferred stock and the Company's stock options and restricted stock awarded, unless anti-dilutive.

The components of basic and diluted net income per common share available to common stockholders for the years ended December 31, 2023, 2022, and 2021 were as follows:

	2023	2022	2021
Basic net income per common share available to common stockholders:			
Net income available to common stockholders	$ 68,935,000	$ 72,952,000	$ 51,490,000
Weighted average common shares outstanding	21,780,217	20,169,077	17,886,998
Basic earnings per common share	$ 3.17	$ 3.62	$ 2.88
Diluted net income per common share available to common stockholders:			
Net income available to common stockholders	$ 68,935,000	$ 72,952,000	$ 51,490,000
Weighted average common shares outstanding	21,780,217	20,169,077	17,886,998
Dilutive potential common shares:			
Restricted stock awarded	88,571	74,558	52,009
Dilutive potential common shares	88,571	74,558	52,009
Diluted weighted average common shares outstanding	21,868,788	20,243,635	17,939,007
Diluted earnings per common share	$ 3.15	$ 3.60	$ 2.87

There were no shares not considered in computing diluted earnings per share for the years ended December 31, 2023, 2022, and 2021.

Note 3 -- Cash and Due from Banks

At December 31, 2023, the Company's cash accounts exceeded federal insurance limits by $14.4 million. There have been no losses on these accounts.

Note 4 -- Investment Securities

The amortized cost, gross unrealized gains and losses and estimated fair values for available-for-sale and held-to-maturity securities by major security type at December 31, 2023 and 2022 were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
December 31, 2023				
Available-for-sale:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 237,875	$ —	$ (26,219)	$ 211,656
Obligations of states and political subdivisions	337,835	152	(49,371)	288,616
Mortgage-backed securities: GSE residential	714,216	1,158	(113,074)	602,300
Other securities	73,795	—	(4,795)	69,000
Total available-for-sale	$ 1,363,721	$ 1,310	$ (193,459)	$ 1,171,572
Held-to-maturity:				
Other securities	$ 2,286	$ —	$ —	$ 2,286
Total held-to-maturity	$ 2,286	$ —	$ —	$ 2,286
December 31, 2022				
Available-for-sale:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 252,934	$ —	$ (32,407)	$ 220,527
Obligations of states and political subdivisions	347,409	134	(59,845)	287,698
Mortgage-backed securities: GSE residential	744,636	3	(116,759)	627,880
Other securities	87,393	6	(4,519)	82,880
Total available-for-sale	$ 1,432,372	$ 143	$ (213,530)	$ 1,218,985
Held-to-maturity:				
Other securities	$ 2,954	$ —	$ —	$ 2,954
Total held-to-maturity	$ 2,954	$ —	$ —	$ 2,954

The Company also had $4.1 million and $311,000 of equity securities, at fair value, as of December 31, 2023 and 2022, respectively. All the Company's held-to-maturity securities are government agency-backed securities for which the risk of loss is minimal. As such, as of December 31, 2023, the Company did not record an allowance for credit losses on its held-to-maturity securities.

Proceeds from sales of available-for-sale investment securities, realized gains and losses and income tax expense were as follows during the years ended December 31, 2023, 2022, and 2021 (in thousands):

	2023	2022	2021
Proceeds from sales	$ 343,610	$ 36,257	$ 611
Gross gains	4,381	202	124
Gross losses	(998)	(169)	—
Income tax expense	981	(10)	36

The following table indicates the expected maturities of investment securities classified as available-for-sale presented at fair value, and held-to-maturity presented at amortized cost at December 31, 2023 and the weighted average yield for each range of maturities (dollars in thousands):

	One year or less	After 1 through 5 years	After 5 through 10 years	After ten years	Total
Available-for-sale:					
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 185,981	$ 25,675	$ —	$ —	$ 211,656
Obligations of state and political subdivisions	20,879	97,328	169,111	1,298	288,616
Mortgage-backed securities: GSE residential	10	8,566	34,995	558,729	602,300
Other securities	21,876	46,392	732	—	69,000
Total available-for-sale	$ 228,746	$ 177,961	$ 204,838	$ 560,027	$ 1,171,572
Weighted average yield	1.67%	2.70%	2.25%	1.82%	2.00%
Full tax equivalent yield	1.68%	2.70%	2.24%	1.83%	2.00%
Held-to-maturity:					
Other securities	$ —	$ —	$ —	$ 2,286	$ 2,286
Total held-to-maturity	$ —	$ —	$ —	$ 2,286	$ 2,286
Weighted average yield	—%	—%	—%	—%	—%
Full tax equivalent yield	—%	—%	—%	—%	—%

The weighted average yields are calculated on the basis of the amortized cost and effective yields weighted for the scheduled maturity of each security. Tax equivalent yields have been calculated using a 21% tax rate. With the exception of obligations of the U.S. Treasury and other U.S. government agencies and corporations, there were no investment securities of any single issuer, the book value of which exceeded 10% of stockholders' equity at December 31, 2023. Investment securities carried at approximately $831 million and $770 million at December 31, 2023 and 2022, respectively, were pledged to secure public deposits and repurchase agreements and for other purposes as permitted or required by law.

The following table presents the aging of gross unrealized losses and fair value by investment category as of December 31, 2023 and 2022 (in thousands):

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2023						
Available-for-sale:						
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 1,288	$ (4)	$ 210,069	$ (26,215)	$ 211,357	$ (26,219)
Obligations of states and political subdivisions	22,281	(333)	241,630	(49,038)	263,911	(49,371)
Mortgage-backed securities: GSE residential	5,818	(67)	566,197	(113,007)	572,015	(113,074)
Other securities	5,311	(439)	57,939	(4,356)	63,250	(4,795)
Total	$ 34,698	$ (843)	$ 1,075,835	$ (192,616)	$ 1,110,533	$ (193,459)
December 31, 2022						
Available-for-sale:						
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 57,007	$ (3,493)	$ 163,520	$ (28,914)	$ 220,527	$ (32,407)
Obligations of states and political subdivisions	220,102	(43,221)	45,419	(16,624)	265,521	(59,845)
Mortgage-backed securities: GSE residential	165,966	(19,859)	461,446	(96,900)	627,412	(116,759)
Other securities	64,676	(3,675)	6,698	(844)	71,374	(4,519)
Total	$ 507,751	$ (70,248)	$ 677,083	$ (143,282)	$ 1,184,834	$ (213,530)

U.S. Treasury Securities and Obligations of U.S. Government Corporations and Agencies. At December 31, 2023, there were thirty-six available-for-sale U.S. Treasury securities and obligations of U.S. government corporations and agencies with a fair value of $210.1 million and unrealized losses of $26.2 million in a continuous unrealized loss position for twelve months or more. At December 31, 2022, there were sixteen available-for-sale securities with a fair value of $163.5 million and unrealized losses of $28.9 million in a continuous unrealized loss position for twelve months or more. There were no held-to-maturity U.S. Treasury securities and obligations of U.S. government corporations and agencies in a continuous unrealized loss position for twelve months or more at December 31, 2023 or 2022.

Obligations of states and political subdivisions. At December 31, 2023 there were two hundred thirty-seven obligations of states and political subdivisions with fair value of $241.6 million and unrealized losses of $49.0 million in a continuous unrealized loss position for twelve months or more. At December 31, 2022, there were thirty-six obligations of states and political subdivisions with fair value of $45.4 million and unrealized losses of $16.6 million in a continuous unrealized loss position for twelve months or more.

Mortgage-backed Securities: GSE Residential. At December 31, 2023 there were two hundred sixty-three mortgage-backed securities with a fair value of $566.2 million and unrealized losses of $113.0 million in a continuous unrealized loss position for twelve months or more. At December 31, 2022, there were ninety-one mortgage-backed security with a fair value of $461.4 million and unrealized losses of $96.9 million in a continuous unrealized loss position for twelve months or more.

Other securities. At December 31, 2023 there were forty-three other securities with fair value of $57.9 million and unrealized losses of $4.4 million in a continuous unrealized loss position for twelve months or more. At December 31, 2022 there were five other securities with fair value of $6.7 million and unrealized losses of $0.8 million in a continuous unrealized loss position for twelve months or more.

Maturities of investment securities were as follows at December 31, 2023 (in thousands):

	Amortized Cost		Estimated Fair Value	
Available-for-sale:				
Due in one year or less	$	254,176	$	228,736
Due after one-five years		188,169		169,395
Due after five-ten years		205,900		169,843
Due after ten years		1,260		1,298
		649,505		569,272
Mortgage-backed securities: GSE residential		714,216		602,300
Total available-for-sale	$	1,363,721	$	1,171,572
Held-to-maturity:				
Due after ten years		2,286		2,286
Total held-to-maturity	$	2,286	$	2,286

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Note 5 -- Loans and Allowance for Credit Losses

Loans are stated at the principal amount outstanding net of unearned discounts, unearned income, and allowance for credit losses. Unearned income includes deferred loan origination fees reduced by loan origination costs and is amortized to interest income over the life of the related loan using methods that approximated the effective interest rate method. Interest on substantially all loans is credited to income based on the principal amount outstanding. A summary of loans at December 31, 2023 and 2022 follows (in thousands):

	2023		2022
Construction and land development	$	207,033	$ 144,387
Agricultural real estate		392,265	410,790
1-4 family residential properties		549,843	440,018
Multifamily residential properties		321,537	295,073
Commercial real estate		2,416,294	2,036,243
Loans secured by real estate		3,886,972	3,326,511
Agricultural loans		196,202	166,695
Commercial and industrial loans		1,273,637	1,085,004
Consumer loans		92,142	97,730
All other loans		184,609	159,499
Gross loans		5,633,562	4,835,439
Less: Loans held for sale		4,980	338
		5,628,582	4,835,101
Less:			
Net deferred loan fees, premiums and discounts		52,997	9,227
Allowance for credit losses		68,675	59,093
Net loans	$	5,506,910	$ 4,766,781

Net loans increased $740.1 million as of December 31, 2023 compared to December 31, 2022. Of this increase, approximately $730.2 million were gross loans acquired, after purchase accounting adjustments, from Blackhawk Bank. Loans expected to be sold are classified as held for sale in the consolidated financial statements and are recorded at the lower of aggregate cost or fair value, taking into consideration future commitments to sell the loans. These loans are primarily for 1-4 family residential properties. Accrued interest on loans, which is excluded from the amortized cost of the balances above, totaled $29.9 million and $23.0 million at December 31, 2023 and 2022, respectively.

The structure of the Company's loan approval process is based on progressively larger lending authorities granted to individual loan officers, loan committees, and ultimately the board of directors. Outstanding balances to one borrower or affiliated borrowers are limited by federal regulation; however, limits well below the regulatory thresholds are generally observed. The vast majority of the Company's loans are to businesses located in the geographic market areas served by the Company's branch bank system. Additionally, a significant portion of the collateral securing the loans in the portfolio is located within the Company's primary geographic footprint. In general, the Company adheres to loan underwriting standards consistent with industry guidelines for all loan segments. The Company's lending can be summarized into the following primary areas:

Commercial Real Estate Loans. Commercial real estate loans are generally comprised of loans to small business entities to purchase or expand structures in which the business operations are housed, loans to owners of real estate who lease space to non-related commercial entities, loans for construction and land development, loans to hotel operators, and loans to owners of multi-family residential structures, such as apartment buildings. Commercial real estate loans are underwritten based on historical and projected cash flows of the borrower and secondarily on the underlying real estate pledged as collateral on the debt. For the various types of commercial real estate loans, minimum criteria have been established within the Company's loan policy regarding debt service coverage while maximum limits on loan-to-value and amortization periods have been defined. Maximum loan- to-value ratios range from 65% to 80% depending upon the type of real estate collateral, while the desired minimum debt coverage ratio is 1.20x.

Amortization periods for commercial real estate loans are generally limited to twenty years. The Company's commercial real estate portfolio is well below the thresholds that would designate a concentration in commercial real estate lending, as established by the federal banking regulators.

Commercial and Industrial Loans. Commercial and industrial loans are primarily comprised of working capital loans used to purchase inventory and fund accounts receivable that are secured by business assets other than real estate. These loans are generally written for one year or less. Also, equipment financing is provided to businesses with these loans generally limited to 80% of the value of the collateral and amortization periods limited to seven years. Commercial loans are often accompanied by a personal guaranty of the principal owners of a business. Like commercial real estate loans, the underlying cash flow of the business is the primary consideration in the underwriting process. The financial condition of commercial borrowers is monitored at least annually with the type of financial information required determined by the size of the relationship. Measures employed by the Company for businesses with higher risk profiles include the use of government-assisted lending programs through the Small Business Administration and U.S. Department of Agriculture.

Agricultural and Agricultural Real Estate Loans. Agricultural loans are generally comprised of seasonal operating lines to cash grain farmers to plant and harvest corn and soybeans and term loans to fund the purchase of equipment. Agricultural real estate loans are primarily comprised of loans for the purchase of farmland. Specific underwriting standards have been established for agricultural-related loans including the establishment of projections for each operating year based on industry developed estimates of farm input costs and expected commodity yields and prices. Operating lines are typically written for one year and secured by the crop. Loan-to-value ratios on loans secured by farmland generally do not exceed 65% and have amortization periods limited to twenty-five years. Federal government-assistance lending programs through the Farm Service Agency are used to mitigate the level of credit risk when deemed appropriate.

Residential Real Estate Loans. Residential real estate loans generally include loans for the purchase or refinance of residential real estate properties consisting of one-to-four units and home equity loans and lines of credit. The Company sells the vast majority of its long-term fixed rate residential real estate loans to secondary market investors. The Company also releases the servicing of these loans upon sale. The Company retains all residential real estate loans with balloon payment features. Balloon periods are limited to five years. Residential real estate loans are typically underwritten to conform to industry standards including criteria for maximum debt-to-income and loan-to-value ratios as well as minimum credit scores. Loans secured by first liens on residential real estate held in the portfolio typically do not exceed 80% of the value of the collateral and have amortization periods of twenty-five years or less. The Company does not originate subprime mortgage loans.

Consumer Loans. Consumer loans are primarily comprised of loans to individuals for personal and household purposes such as the purchase of an automobile or other living expenses. Minimum underwriting criteria have been established that consider credit score, debt-to-income ratio, employment history, and collateral coverage. Typically, consumer loans are set up on monthly payments with amortization periods based on the type and age of the collateral.

Other Loans. Other loans consist primarily of loans to municipalities to support community projects such as infrastructure improvements or equipment purchases. Underwriting guidelines for these loans are consistent with those established for commercial loans with the additional repayment source of the taxing authority of the municipality.

Allowance for Credit Losses

The allowance for credit losses represents the Company's best estimate of the reserve necessary to adequately account for probable losses expected over the remaining contractual life of the assets. The provision for credit losses is the charge against current earnings that is determined by the Company as the amount needed to maintain an adequate allowance for credit losses. In determining the adequacy of the allowance for credit losses, and therefore the provision to be charged to current earnings, the Company relies predominantly on a disciplined credit review and approval process that extends to the full range of the Company's credit exposure. The review process is directed by the overall lending policy and is intended to identify, at the earliest possible stage, borrowers who might be facing financial difficulty. Factors considered by the Company in evaluating the overall adequacy of the allowance include historical net credit losses, the level and composition of nonaccrual, past due and troubled debt restructurings, trends in volumes and terms of loans, effects of changes in risk selection and underwriting standards or lending practices, lending staff changes, concentrations of credit, industry conditions and the current economic conditions in the region where the Company operates. The Company estimates the appropriate level of allowance for credit losses by evaluating large, impaired loans separately from non-impaired loans.

Individually Evaluated loans

The Company individually evaluates certain loans for impairment. In general, these loans have been internally identified via the Company's loan grading system as credits requiring management's attention due to underlying problems in the borrower's business or collateral concerns. This evaluation considers expected future cash flows, the value of collateral and other factors that may impact the borrower's ability to make payments when due. For loans greater than $250,000, impairment is individually measured each quarter using one of three alternatives: (1) the present value of expected future cash flows discounted at the loan's effective interest rate; (2) the loan's observable market price, if available; or (3) the fair value of the collateral less costs to sell for collateral dependent loans and loans for which foreclosure is deemed to be probable. A specific allowance is assigned when expected cash flows or collateral are less than the carrying amount of the loan. The carrying value of the loan reflects reductions from prior charge-offs.

Non-Individually evaluated loans

Non-individually evaluated loans comprise the vast majority of the Company's total loan portfolio and include loans in accrual status and those credits not identified as troubled debt restructurings. A small portion of these loans are considered "criticized" due to the risk rating assigned reflecting elevated credit risk due to characteristics, such as a strained cash flow position, associated with the individual borrowers. Criticized loans are those assigned risk ratings of Special Mention, Substandard, or Doubtful.

Beginning January 1, 2020, the allowance for credit losses was estimated using the current expected credit loss model ("CECL"). The Company uses the Loss Rate method to estimate the historical loss rate for all non-individually evaluated loans. Under this method, the allowance for credit losses is measured on a collective (pool) basis for loans with similar risk characteristics. Historical credit loss experience provides the basis for the estimate of expected credit losses. For each pool, a historical loss rate is computed based on the average remaining contractual life of the pool. Adjustments to historical loss rates are made using qualitative factors relevant to each pool including merger & acquisition activity, economic conditions, changes in policies, procedures & underwriting, and concentrations. In addition, a twelve-month forecast, using reasonable and supportable future conditions, is prepared that is used to estimate expected changes to existing and historical conditions in the current period.

Within each pool, risk elements are evaluated that have specific impacts to the borrowers within the pool. These, along with the general risks and events, and the specific lending policies and procedures by loan type described above, are analyzed to estimate the qualitative factors used to adjust the historical loss rates. During the current period, the following assumptions and factors were considered when determining the historical loss rate and any potential adjustments by loan pool.

During 2023, the following assumptions and factors were considered when determining the historical loss rate and any potential adjustments by loan pool.

Construction and Land Development Loans. Historical losses and adversely classifieds in this segment remained very low. Past dues also remained low and stable compared to last year. Given the increasing uncertainty regarding the potential for a recession, the qualitative factor for this segment was increased slightly for the economic conditions. The qualitative factor for the nature and volume of the portfolio was decreased slightly given the significant discount created with the Blackhawk acquisition.

Agricultural Real Estate Loans. Historical losses in the segment remain very low. Adversely classified balances and past dues were stable in 2023. Farmland values have remained steady over an extended period of time and there are no indications that this will change in the next year. There were no changes to the qualitative factors for this segment.

1- 4 Family Residential Properties Loans. This loan segment has remained stable throughout the last several years. Both adversely classifieds and past dues were stable during the year. The qualitative factors on both non-owner occupied and owner-occupied loans for this segment have not changed.

Commercial Real Estate Loans. This is the largest segment of loans in the portfolio and carries the largest balance of allowance for credit losses. For 2023, adversely classified balances and past dues were stable. However, the economic uncertainty increased and drove the qualitative factors on both non-owner occupied and owner-occupied loans to be increased at a moderate level. The qualitative factor for the nature and volume of the portfolio was decreased slightly given the significant discount created with the Blackhawk acquisition.

Agricultural Loans. Losses in this segment have been low for a long time. Adversely classified balances and past dues have been stable. Commodity prices have been declining and input costs have risen. The qualitative factor of this segment was increased moderately.

Commercial and Industrial Loans. This segment carries the second largest balance of allowance for credit losses for the Company. During the year, adversely classified balances increased, primarily due to the Blackhawk acquisition. Due to the increase in the adversely classifieds and the increased economic uncertainty, the qualitative factor for this segment was increased at a moderate level. The qualitative factor for the nature and volume of the portfolio was decreased slightly given the significant discount created with the Blackhawk acquisition.

Consumer Loans. This segment represents the smallest portion of the Company's loan portfolio. During the year, adversely classified loans and past dues increased. Due to the increase in past due and the increased economic uncertainty, the qualitative factor for this segment was increased at a significant level.

Acquired Loans. Prior to January 1, 2020 loans acquired with evidence of credit deterioration since origination and for which it was probable that all contractually required payments would not be collected were considered purchased credit impaired at the time of acquisition. Purchase credit-impaired ("PCI") loans were accounted for under ASC 310-30, *Receivables--Loans and Debt Securities Acquired with Deteriorated Credit Quality* ("ASC 310-30"), and were initially measured at fair value, which included the estimated future credit losses expected to be incurred over the life of the loan. Accordingly, an allowance for credit losses related to these loans was not carried over and recorded at the acquisition date. The cash flows expected to be collected were estimated using current key assumptions, such as default rates, value of underlying collateral, severity and prepayment speeds.

Subsequent to January 1, 2020, loans acquired in a business combination that have experienced more-than-insignificant deterioration in credit quality since origination are considered purchased credit deteriorated ("PCD") loans. At the acquisition date, an estimate of expected credit losses is made for groups of PCD loans with similar risk characteristics and individual PCD loans without similar risk characteristics. This initial allowance for credit losses is allocated to individual PCD loans and added to the purchase price or acquisition date fair values to establish the initial amortized cost basis of the PCD loans. As the initial allowance for credit losses is added to the purchase price, there is no credit loss expense recognized upon acquisition of a PCD loan. Any difference between the unpaid principal balance of PCD loans and the amortized cost basis is considered to relate to noncredit factors and results in a discount or premium. Discounts and premiums are recognized through interest income on a level-yield method over the life of the loans. All loans considered to be PCI prior to January 1, 2020 were converted to PCD on that date. Accordingly, on January 1, 2020, the amortized cost basis of the PCD loans were adjusted to reflect the addition of $833,000 to the allowance for credit losses.

For acquired loans not deemed purchased credit deteriorated at acquisition, the differences between the initial fair value and the unpaid principal balance are recognized as interest income on a level-yield basis over the lives of the related loans. At the acquisition date, an initial allowance for expected credit losses is estimated and recorded as credit loss expense. The subsequent measurement of expected credit losses for all acquired loans is the same as the subsequent measurement of expected credit losses for originated loans.

The following tables present the balance in the allowance for credit losses and the recorded investment in loans based on portfolio segment and impairment method as of December 31, 2023, 2022, and 2021 (in thousands):

	Construction and Land Development	Agricultural Real Estate	1-4 Family Residential Properties	Commercial Real Estate	Agricultural Loans	Commercial and Industrial	Consumer Loans	Total
Twelve months ended December 31, 2023								
Beginning Balance	$ 2,250	$ 1,433	$ 3,742	$ 28,157	$ 585	$ 20,808	$ 2,118	$ 59,093
Initial allowance on loans purchased with credit deterioration	308	—	124	1,066	—	2,273	20	3,791
Provision for credit loss expense	374	(67)	225	1,755	490	2,322	1,005	6,104
Loans charged off	14	—	87	25	408	529	1,568	2,631
Recoveries collected	—	—	216	805	38	576	683	2,318
Ending balance	$ 2,918	$ 1,366	$ 4,220	$ 31,758	$ 705	$ 25,450	$ 2,258	$ 68,675
Twelve months ended December 31, 2022								
Beginning Balance	$ 1,743	$ 1,257	$ 2,330	$ 26,246	$ 983	$ 19,241	$ 2,855	$ 54,655
Initial allowance on loans purchased with credit deterioration	272	—	3	478	—	94	16	863
Provision for credit loss expense	137	176	1,241	1,462	(359)	2,135	14	4,806
Loans charged off	2	—	191	414	93	870	1,380	2,950
Recoveries collected	100	—	359	385	54	208	613	1,719
Ending balance	$ 2,250	$ 1,433	$ 3,742	$ 28,157	$ 585	$ 20,808	$ 2,118	$ 59,093
Twelve months ended December 31, 2021								
Beginning Balance	$ 1,666	$ 1,084	$ 2,322	$ 19,660	$ 1,526	$ 13,485	$ 2,167	$ 41,910
Initial allowance on loans purchased with credit deterioration	261	44	328	646	—	795	—	2,074
Provision for credit loss expense	21	129	(160)	6,415	(544)	7,940	1,350	15,151
Loans charged off	205	—	371	535	—	3,118	1,405	5,634
Recoveries collected	—	—	211	60	1	139	743	1,154
Ending balance	$ 1,743	$ 1,257	$ 2,330	$ 26,246	$ 983	$ 19,241	$ 2,855	$ 54,655

Consistent with regulatory guidance, charge-offs on all loan segments are taken when specific loans, or portions thereof, are considered uncollectible. The Company's policy is to promptly charge these loans off in the period the uncollectible loss is reasonably determined. For all loan portfolio segments except 1-4 family residential properties and consumer, the Company promptly charges-off loans, or portions thereof, when available information confirms that specific loans are uncollectible based on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower's ability to adequately meet its obligations. For impaired loans that are considered solely collateral dependent, a partial charge-off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.

The Company charges-off 1-4 family residential and consumer loans, or portions thereof, when the Company reasonably determines the amount of the loss. The Company adheres to time frames established by applicable regulatory guidance which provides for the charge-down of 1-4 family first and junior lien mortgages to the net realizable value less costs to sell when the loan is 180 days past due, charge-off of unsecured open-end loans when the loan is 180 days past due, and charge down to the net realizable value when other secured loans are 120 days past due. Loans at these respective delinquency thresholds for which the Company can clearly document that the loan is both well-secured and in the process of collection, such that collection will occur regardless of delinquency status, need not be charged off.

The following table presents the amortized cost basis of collateral-dependent loans by class of loans that were individually evaluated to determine expected credit losses, and the related allowance for credit losses, as of December 31, 2023 (in thousands):

	Collateral				Allowance for Credit Losses
	Real Estate	Business Assets	Other	Total	
Construction and land development	$ 416	$ —	$ —	$ 416	$ 186
Agricultural real estate	—	—	841	841	—
1-4 family residential properties	1,192	—	—	1,192	—
Multifamily residential properties	1,037	—	—	1,037	—
Commercial real estate	8,571	—	—	8,571	—
Loans secured by real estate	11,216	—	841	12,057	186
Agricultural loans	—	—	—	—	—
Commercial and industrial loans	77	1,147	—	1,224	—
Consumer loans	—	—	—	—	—
All other loans	—	—	—	—	—
Total loans	$ 11,293	$ 1,147	$ 841	$ 13,281	$ 186

Credit Quality

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, collateral support, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on a continuous basis. The Company uses the following definitions for risk ratings, which are commensurate with a loan considered "criticized":

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current sound-worthiness and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing factors, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered pass rated loans. The following tables present the credit risk profile of the Company's loan portfolio based on rating category and payment activity as of December 31, 2023 (in thousands):

Risk rating	Term Loans by Origination Year						Revolving Loans	Total
	2023	2022	2021	2020	2019	Prior		
December 31, 2023								
Construction and land development loans								
Pass	$ 68,086	$ 74,065	$ 27,392	$ 5,188	$ 10,795	$ 19,115	$ —	$ 204,641
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	436	—	436
Total	$ 68,086	$ 74,065	$ 27,392	$ 5,188	$ 10,795	$ 19,551	$ —	$ 205,077
Current period gross writeoffs	$ —	$ —	$ —	$ —	$ 14	$ —	$ —	$ 14
Agricultural real estate loans								
Pass	$ 19,231	$ 164,812	$ 57,815	$ 53,249	$ 19,419	$ 71,189	$ —	$ 385,715
Special mention	206	—	627	—	1,170	1,868	—	3,871
Substandard	—	—	371	—	—	1,175	—	1,546
Total	$ 19,437	$ 164,812	$ 58,813	$ 53,249	$ 20,589	$ 74,232	$ —	$ 391,132
Current period gross writeoffs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
1-4 family residential property loans								
Pass	$ 66,119	$ 96,995	$ 79,085	$ 73,073	$ 26,854	$ 105,257	$ 75,700	$ 523,083
Special mention	—	967	3,184	—	—	3,804	10	7,965
Substandard	152	759	460	396	288	8,865	501	11,421
Total	$ 66,271	$ 98,721	$ 82,729	$ 73,469	$ 27,142	$ 117,926	$ 76,211	$ 542,469
Current period gross writeoffs	$ 10	$ —	$ —	$ —	$ 14	$ 63	$ —	$ 87
Commercial real estate loans								
Pass	$ 185,628	$ 680,099	$ 548,733	$ 317,075	$ 239,323	$ 701,464	$ —	$ 2,672,322
Special mention	3,666	2,706	1,317	2,159	1,563	7,778	—	19,189
Substandard	—	3,899	520	20	775	7,108	—	12,322
Total	$ 189,294	$ 686,704	$ 550,570	$ 319,254	$ 241,661	$ 716,350	$ —	$ 2,703,833
Current period gross writeoffs	$ —	$ —	$ —	$ —	$ 25	$ —	$ —	$ 25
Agricultural loans								
Pass	$ 147,993	$ 27,895	$ 10,044	$ 2,549	$ 1,883	$ 5,854	$ —	$ 196,218
Special mention	6	10	—	—	38	—	—	54
Substandard	—	—	—	—	—	—	—	—
Total	$ 147,999	$ 27,905	$ 10,044	$ 2,549	$ 1,921	$ 5,854	$ —	$ 196,272
Current period gross writeoffs	$ —	$ 276	$ —	$ —	$ —	$ 132	$ —	$ 408
Commercial and industrial loans								
Pass	$ 290,304	$ 306,794	$ 232,198	$ 154,499	$ 73,906	$ 347,957	$ —	$ 1,405,658
Special mention	1,047	1,857	9,982	562	597	28,900	—	42,945
Substandard	—	537	791	58	29	750	—	2,165
Doubtful	—	—	—	—	—	—	—	—
Total	$ 291,351	$ 309,188	$ 242,971	$ 155,119	$ 74,532	$ 377,607	$ —	$ 1,450,768
Current period gross writeoffs	$ —	$ 353	$ —	$ 49	$ 20	$ 107	$ —	$ 529
Consumer loans								
Pass	$ 9,547	$ 40,225	$ 21,264	$ 10,387	$ 4,475	$ 4,035	$ —	$ 89,933
Special mention	—	26	—	—	—	—	—	26
Substandard	86	405	325	139	59	41	—	1,055
Total	$ 9,633	$ 40,656	$ 21,589	$ 10,526	$ 4,534	$ 4,076	$ —	$ 91,014
Current period gross writeoffs	$ —	$ 132	$ 208	$ 2	$ 20	$ 1,206	$ —	$ 1,568
Total loans								
Pass	$ 786,908	$ 1,390,885	$ 976,531	$ 616,020	$ 376,655	$ 1,254,871	$ 75,700	$ 5,477,570
Special mention	4,925	5,566	15,110	2,721	3,368	42,350	10	74,050
Substandard	238	5,600	2,467	613	1,151	18,375	501	28,945
Doubtful	—	—	—	—	—	—	—	—
Total	$ 792,071	$ 1,402,051	$ 994,108	$ 619,354	$ 381,174	$ 1,315,596	$ 76,211	$ 5,580,565
Current period gross writeoffs	$ 10	$ 761	$ 208	$ 51	$ 93	$ 1,508	$ —	$ 2,631

Risk rating	Term Loans by Origination Year 2022	2021	2020	2019	2018	Prior	Revolving Loans	Total
December 31, 2022								
Construction and land development loans								
Pass	$ 63,846	$ 39,790	$ 12,558	$ 15,787	$ 1,210	$ 10,601	$ —	$ 143,792
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	14	—	458	—	472
Total	$ 63,846	$ 39,790	$ 12,558	$ 15,801	$ 1,210	$ 11,059	$ —	$ 144,264
Agricultural real estate loans								
Pass	$ 171,833	$ 67,115	$ 58,283	$ 23,820	$ 27,573	$ 52,799	$ —	$ 401,423
Special mention	1,123	—	490	1,240	273	3,121	—	6,247
Substandard	—	—	—	—	1,383	1,274	—	2,657
Total	$ 172,956	$ 67,115	$ 58,773	$ 25,060	$ 29,229	$ 57,194	$ —	$ 410,327
1-4 family residential property loans								
Pass	$ 94,377	$ 86,717	$ 78,977	$ 27,580	$ 30,809	$ 63,050	$ 43,722	$ 425,232
Special mention	169	218	1	44	238	1,000	—	1,670
Substandard	1,060	566	529	295	2,749	8,079	—	13,278
Total	$ 95,606	$ 87,501	$ 79,507	$ 27,919	$ 33,796	$ 72,129	$ 43,722	$ 440,180
Commercial real estate loans								
Pass	$ 558,921	$ 509,614	$ 319,049	$ 239,564	$ 211,505	$ 453,076	$ —	$ 2,291,729
Special mention	2,187	1,287	769	1,508	952	8,503	—	15,206
Substandard	3,783	478	794	873	5,394	6,100	—	17,422
Total	$ 564,891	$ 511,379	$ 320,612	$ 241,945	$ 217,851	$ 467,679	$ —	$ 2,324,357
Agricultural loans								
Pass	$ 137,327	$ 18,783	$ 3,433	$ 3,918	$ 915	$ 254	$ —	$ 164,630
Special mention	1,178	—	—	756	66	109	—	2,109
Substandard	53	—	—	46	—	—	—	99
Total	$ 138,558	$ 18,783	$ 3,433	$ 4,720	$ 981	$ 363	$ —	$ 166,838
Commercial and industrial loans								
Pass	$ 450,001	$ 226,038	$ 172,208	$ 63,906	$ 61,929	$ 247,404	$ —	$ 1,221,486
Special mention	469	640	10,095	570	7,280	158	—	19,212
Substandard	346	418	184	35	157	633	—	1,773
Total	$ 450,816	$ 227,096	$ 182,487	$ 64,511	$ 69,366	$ 248,195	$ —	$ 1,242,471
Consumer loans								
Pass	$ 48,600	$ 21,088	$ 12,101	$ 7,968	$ 1,945	$ 5,630	$ —	$ 97,332
Special mention	—	18	1	—	5	—	—	24
Substandard	69	246	3	43	52	6	—	419
Total	$ 48,669	$ 21,352	$ 12,105	$ 8,011	$ 2,002	$ 5,636	$ —	$ 97,775
Total loans								
Pass	$ 1,524,905	$ 969,145	$ 656,609	$ 382,543	$ 335,886	$ 832,814	$ 43,722	$ 4,745,624
Special mention	5,126	2,163	11,356	4,118	8,814	12,891	—	44,468
Substandard	5,311	1,708	1,510	1,306	9,735	16,550	—	36,120
Total	$ 1,535,342	$ 973,016	$ 669,475	$ 387,967	$ 354,435	$ 862,255	$ 43,722	$ 4,826,212

The following table presents the Company's loan portfolio aging analysis at December 31, 2023 and 2022 (in thousands):

	30-59 days Past Due	60-89 days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 days and Accruing
December 31, 2023							
Construction and land development	$ —	$ 585	$ 450	$ 1,035	$ 204,042	$ 205,077	$ —
Agricultural real estate	—	—	1	1	391,131	391,132	—
1-4 family residential properties	3,054	530	1,018	4,602	537,867	542,469	—
Multifamily residential properties	150	—	551	701	318,428	319,129	—
Commercial real estate	819	74	3,765	4,658	2,380,046	2,384,704	—
Loans secured by real estate	4,023	1,189	5,785	10,997	3,831,514	3,842,511	—
Agricultural loans	—	—	—	—	196,272	196,272	—
Commercial and industrial loans	673	73	1,531	2,277	1,263,882	1,266,159	—
Consumer loans	983	162	330	1,475	89,539	91,014	—
All other loans	—	—	—	—	184,609	184,609	—
Total loans	$ 5,679	$ 1,424	$ 7,646	$ 14,749	$ 5,565,816	$ 5,580,565	$ —
December 31, 2022							
Construction and land development	$ 20	$ 14	$ 449	$ 483	$ 143,781	$ 144,264	$ —
Agricultural real estate	20	6	1	27	410,300	410,327	—
1-4 family residential properties	1,706	1,092	896	3,694	436,486	440,180	—
Multifamily residential properties	—	—	548	548	293,798	294,346	—
Commercial real estate	494	205	3,654	4,353	2,025,658	2,030,011	—
Loans secured by real estate	2,240	1,317	5,548	9,105	3,310,023	3,319,128	—
Agricultural loans	—	53	29	82	166,756	166,838	—
Commercial and industrial loans	716	24	854	1,594	1,081,366	1,082,960	—
Consumer loans	326	195	278	799	96,976	97,775	—
All other loans	—	—	—	—	159,511	159,511	—
Total loans	$ 3,282	$ 1,589	$ 6,709	$ 11,580	$ 4,814,632	$ 4,826,212	$ —

Individually Evaluated Loans

Within all loan portfolio segments, loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date. Impaired loans, excluding certain troubled debt restructured loans, are placed on nonaccrual status. Impaired loans include nonaccrual loans and loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. It is the Company's policy to have any restructured loans which are on nonaccrual status prior to being modified remain on nonaccrual status until, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal. If the restructured loan is on accrual status prior to being modified, the loan is reviewed to determine if the modified loan should remain on accrual status.

The Company's policy is to discontinue the accrual of interest income on all loans for which principal or interest is ninety days past due. The accrual of interest is discontinued earlier when, in the opinion of management, there is reasonable doubt as to the timely collection of interest or principal. Once interest accruals are discontinued, accrued but uncollected interest is charged against current year income. Subsequent receipts on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Interest on loans determined to be troubled debt restructurings is recognized on an accrual basis in accordance with the restructured terms if the loan is in compliance with the modified terms. Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal. The Company requires a period of satisfactory performance of not less than six months before returning a nonaccrual loan to accrual status.

The amount of interest income recognized by the Company within the periods stated above was due to loans modified in troubled debt restructurings that remain on accrual status.

Nonaccrual Loans

The following table presents the Company's recorded balance of nonaccrual loans at December 31, 2023 and December 31, 2022 (in thousands). This table excludes performing purchased credit deteriorated loans and performing troubled debt restructurings.

	2023		2022	
	Nonaccrual with no Allowance for Credit Loss	Nonaccrual	Nonaccrual with no Allowance for Credit Loss	Nonaccrual
Construction and land development	$ —	$ —	$ 14	$ 14
Agricultural real estate	1,146	1,146	1,258	1,258
1-4 family residential properties	4,679	4,940	4,532	4,943
Multifamily residential properties	—	—	672	672
Commercial real estate	10,237	10,237	7,640	7,640
Loans secured by real estate	16,062	16,323	14,116	14,527
Agricultural loans	—	—	57	57
Commercial and industrial loans	1,931	1,931	1,098	1,098
Consumer loans	578	578	274	274
Total loans	$ 18,571	$ 18,832	$ 15,545	$ 15,956

The aggregate principal balances of nonaccrual, past due ninety days or more loans were $18.8 million and $16.0 million at December 31, 2023 and 2022, respectively. Interest income that would have been recorded under the original terms of such nonaccrual loans totaled $412,000, $103,000 and $308,000 in 2023, 2022, and 2021, respectively.

Subsequent to adoption of ASU 2016-13 on January 1, 2020, loans acquired in a business combination that have experienced more-than-insignificant deterioration in credit quality since origination are considered PCD loans. At the acquisition date, an estimate of expected credit losses is made for groups of PCD loans with similar risk characteristics and individual PCD loans without similar risk characteristics. This initial allowance for credit losses is allocated to individual PCD loans and added to the purchase price or acquisition date fair values to establish the initial amortized cost basis of the PCD loans. As the initial allowance for credit losses is added to the purchase price, there is no credit loss expense recognized upon acquisition of a PCD loan. Any difference between the unpaid principal balance of PCD loans and the amortized cost basis is considered to relate to noncredit factors and results in a discount or premium. Discounts and premiums are recognized through interest income on a level-yield method over the life of the loans. All loans considered to be PCI prior to January 1, 2020 were converted to PCD on that date.

Loan Modification Disclosures Pursuant to ASU 2022-02

The following table shows the amortized cost of loans at December 31, 2023 that were both experiencing financial difficulty and modified segregated by portfolio segment and type of modification. The percentage of the amortized cost of loans that were modified to borrowers in financial distress as compared to outstanding loans is also presented below.

	Principal Forgiveness	Payment Delay Investment	Term Extension Modifications	Interest Rate Reduction	Total Class of Financing Receivable
December 31, 2023					
Agricultural real estate	$ —	$ 331	$ —	$ —	0.01%
1-4 family residential properties	—	55	807	—	0.02%
Commercial real estate	—	744	131	562	0.03%
Loans secured by real estate	—	1,130	938	562	0.05%
Commercial and industrial loans	—	199	178	—	0.01%
Consumer loans	—	6	38	—	—%
Total	$ —	$ 1,335	$ 1,154	$ 562	0.05%

The Company closely monitors the performance of loans that have been modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table shows the performance of such loans that have been modified in the last twelve months ended December 31, 2023.

	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due
December 31, 2023				
Commercial and industrial loans	$ 9	$ —	$ —	$ 9
Consumer loans	25	—	—	25
Total loans	$ 34	$ —	$ —	$ 34

The following table shows the financial effect of loan modifications during the current quarter to borrowers experiencing financial difficulty for the three months ended December 31, 2023.

	Weighted Average Interest Rate Reduction	Weighted Average Term Extension (in months)
Commercial and industrial loans	4.75%	5.13
Consumer loans	—%	3.00
Commercial real estate	3.75%	—

A loan is considered to be in payment default once it is 90 days past due under the modified terms. There were no loans modified during the prior twelve months that experienced defaults for nine months ended December 31, 2023.

At December 31, 2023 and 2022, the balance of real estate owned include $1.2 million and $4.3 million respectively of foreclosed real estate properties recorded as a result of obtaining physical possession of the property. At December 31, 2023 and 2022, the recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceeds were in process was $399,000 and $425,000.

Purchased Credit Deteriorated (PCD) Loans

During 2023 and 2022, the Company acquired loans from Blackhawk and Delta, respectively, for which there was, at acquisition, evidence of more than insignificant deterioration of credit quality since origination. The carrying amount of those loans is as follows (in thousands):

	Blackhawk Acquisition	Delta Acquisition
Purchase price of purchase credit deteriorated loans at acquisition	$ 115,250	$ 18,796
Allowance for credit losses at acquisition	(3,791)	(863)
Non-credit discount/(premium) at acquisition	(5,476)	(523)
Fair value of purchased credit deteriorated loans at acquisition	$ 105,983	$ 17,410

Note 6 -- Premises and Equipment, Net

Premises and equipment at December 31, 2023 and 2022 consisted of (in thousands):

	2023	2022
Land	$ 35,732	$ 27,982
Buildings and improvements	72,082	68,345
Furniture and equipment	27,518	25,498
Leasehold improvements	4,829	4,676
Construction in progress	2,751	1,538
Subtotal	142,912	128,039
Accumulated depreciation and amortization	41,516	37,566
Total	$ 101,396	$ 90,473

Depreciation and amortization expense was $5.0 million, $4.9 million, and $4.4 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Note 7 -- Goodwill and Intangible Assets

The Company has goodwill from business combinations, intangible assets from branch acquisitions, identifiable intangible assets assigned to core deposit relationships and customer lists of business lines acquired. The following table presents gross carrying amount and accumulated amortization by major intangible asset class as of December 31, 2023 and 2022 (in thousands):

	2023		2022	
	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Goodwill	$ 200,221	$ 3,760	$ 144,172	$ 3,760
Intangibles from branch acquisition	3,015	3,015	3,015	3,015
Core deposit intangibles	79,945	34,966	45,355	28,432
Customer list intangibles	26,552	10,620	20,782	8,551
	$ 309,733	$ 52,361	$ 213,324	$ 43,758

Goodwill of $50.1 million was recorded for the acquisition and merger of Blackhawk Bankcorp, Inc. during the third quarter of 2023. All this goodwill was assigned to the banking unit of the Company. The goodwill will not be deductible for tax purposes.

The following table provides a reconciliation of the purchase price paid for the acquisition of Blackhawk and the amount of goodwill recorded (in thousands):

Unallocated purchase price		$	26,955
Less purchase accounting adjustments:			
Fair value of securities	$ (25,521)		
Fair value of loans, net	(43,477)		
Fair value of premises and equipment	(3,856)		
Fair value of time deposits	2,311		
Fair value of subordinated and jr subordinated debentures	3,707		
Increase in core deposit intangible	33,731		
Increase in mortgage servicing rights	3,344		
Other assets	6,619		
			(23,142)
Resulting goodwill from acquisition		$	50,097

Goodwill of $28.6 million was recorded for the acquisition and merger of Delta Bancshares Company during the first quarter of 2022. All this goodwill was assigned to the banking unit of the Company.

During the quarter ended June 30, 2023, goodwill of $6 million was recorded for the acquisition of the stock of Purdum, Gray, Ingledue, Beck, Inc., in connection with its insurance business. First Mid Insurance was assigned all this goodwill.

The following provides a reconciliation of the purchase price paid for Purdum, Gray, Ingledue, Beck, Inc. and the amount of goodwill recorded (in thousands):

Unallocated purchase price		$	10,145
Less purchase accounting adjustments:			
Insurance Company intangible	$ 5,770		
Other liabilities	(1,576)		
			4,194
Resulting goodwill from acquisition		$	5,951

The following table provides a reconciliation of the purchase price paid for the acquisition of Delta and the amount of goodwill recorded (in thousands):

Unallocated purchase price		$	29,791
Less purchase accounting adjustments:			
Fair value of securities	$ (2,836)		
Fair value of loans, net	(3,399)		
Fair value of premises and equipment	3,508		
Fair value of time deposits	(1,759)		
Fair value of FHLB advances	(75)		
Core deposit intangible	5,920		
Other assets	(570)		
Other liabilities	444		
			1,233
Resulting goodwill from acquisition		$	28,558

The unpaid principal balance of mortgage loans serviced for others was $641.2 million and $73.6 million at December 31, 2023 and 2022, respectively. The following table summarizes the activity pertaining to the mortgage servicing rights included in intangible assets as of December 31, 2023 and 2022 (in thousands):

	December 31, 2023	December 31, 2022
Beginning balance	$ 331	$ 420
Mortgage servicing rights acquired	7,070	—
Valuation recovery	(8)	108
Mortgage servicing rights amortized	(524)	(200)
I/O strip	(10)	3
Ending balance	$ 6,859	$ 331

Total amortization expense for the years ended December 31, 2023, 2022, and 2021 was as follows (in thousands):

	2023		2022		2021
Core deposit intangibles	$ 6,534	$	4,347	$	3,176
Customer list intangibles	2,069		1,743		1,586
Mortgage servicing rights	524		200		629
	$ 9,127	$	6,290	$	5,391

Estimated amortization expense for each of the five succeeding years is shown in the table below (in thousands):

For year ended 12/31/24	$	13,478
For year ended 12/31/25		12,158
For year ended 12/31/26		10,570
For year ended 12/31/27		9,351
For year ended 12/31/28		8,183

In accordance with the provisions of SFAS 142 "Goodwill and Other Intangible Assets," codified in ASC 350, the Company performed testing of goodwill for impairment during the year, and determined, as of each of these dates, that goodwill was not impaired. Management also concluded that the remaining amounts and amortization periods were appropriate for all intangible assets. The weighted average amortization period for core deposit, customer lists and total intangibles was 3.51, 4.56 and 3.78 years respectively, at December 31, 2023.

Note 8 – Deposits

As of December 31, 2023 and 2022, deposits consisted of the following (in thousands):

	2023		2022
Demand deposits:			
Non-interest bearing	$ 1,398,234	$	1,256,514
Interest-bearing	1,837,296		1,389,283
Savings	710,586		636,699
Money market	1,129,950		1,267,726
Time deposits	1,047,593		706,779
Total deposits	$ 6,123,659	$	5,257,001

Total interest expense on deposits for the years ended December 31, 2023, 2022, and 2021 was as follows (in thousands):

	2023		2022		2021
Interest-bearing demand	$ 21,347	$	4,315	$	1,547
Savings	739		570		487
Money market	26,592		9,394		2,711
Time deposits	28,616		4,534		4,292
Total	$ 77,294	$	18,813	$	9,037

As of December 31, 2023, 2022, and 2021, the aggregate amount of time deposits in denominations of more than $250,000 was as follows (in thousands):

	2023		2022		2021
Time deposit balances in denominations of more than $250,000	$ 282,028	$	138,056	$	117,887

The following table shows the amount of maturities for all time deposits as of December 31, 2023 (in thousands):

Less than 1 year	$	872,385
1 year to 2 years		93,316
2 years to 3 years		24,669
3 years to 4 years		46,962
4 years to 5 years		9,916
Over 5 years		345
Total	$	1,047,593

In 2023 the Company maintained account relationships with various public entities throughout its market areas. These public entities had total balances of approximately $381.3 million and $319.4 million in various checking accounts and time deposits as of December 31, 2023 and 2022, respectively. These balances are subject to change depending upon the cash flow needs of the public entity.

Note 9 -- Repurchase Agreements and Other Borrowings

As of December 31, 2023 and 2022 borrowings consisted of the following (in thousands):

	2023	2022
Securities sold under agreements to repurchase	$ 213,721	$ 221,414
Federal Home Loan Bank-overnight	-	65,000
Federal Home Loan Bank (FHLB) fixed-term advances	263,787	400,071
Subordinated debt	106,755	94,553
Junior subordinated debentures	24,058	19,364
Total	$ 608,321	$ 800,402

Aggregate annual maturities of FHLB advances and debt (excluding unamortized discounts and premiums) at December 31, 2023 are (in thousands):

	FHLB	Subordinated Debt	Jr. Subordinated Debentures
2024	$ 60,000	$ —	$ —
2025	8,606	—	4,124
2026	25,000	—	—
2027	50,000	—	—
2028	100,000	—	—
Thereafter	20,000	111,000	21,651
	263,606	111,000	25,775
Unamortized discount	181	(4,245)	(1,717)
	$ 263,787	$ 106,755	$ 24,058

FHLB advances represent borrowings by First Mid Bank to fund loan demand. At December 31, 2023 the advances totaling $263.6 million were as follows:

Advance	Term (in years)	Interest Rate	Maturity Date
$25,000,000	1.5	4.69%	May 10, 2024
25,000,000	2.0	4.59%	November 8, 2024
10,000,000	5.0	1.45%	December 31, 2024
5,000,000	5.0	0.91%	March 10, 2025
3,605,826	10.0	2.64%	December 23, 2025
25,000,000	3.0	4.40%	June 15, 2026
50,000,000	4.0	3.49%	December 8, 2027
25,000,000	5.0	3.47%	March 13, 2028
25,000,000	5..0	3.67%	June 15, 2028
25,000,000	5.0	3.82%	June 29, 2028
25,000,000	5.0	3.95%	June 29, 2028
5,000,000	10.0	1.15%	October 3, 2029
5,000,000	10.0	1.12%	October 3, 2029
10,000,000	10.0	1.39%	December 31, 2029

Securities sold under agreements to repurchase were $213.7 million at December 31, 2023, a decrease of $7.7 million from $221.4 million at December 31, 2022 primarily due to seasonal cash needs of customers. Securities sold under agreements to repurchase have overnight maturities and a weighted average rate of 2.93%.

(In thousands)	2023	2022	2021
Securities sold under agreements to repurchase:			
Maximum outstanding at any month-end	$ 231,650	$ 257,061	$ 212,503
Average amount outstanding for the year	225,307	202,242	173,762

The right of setoff for a repurchase agreement resembles a secured borrowing, whereby the collateral pledged by the Company would be used to settle the fair value of the repurchase agreement should the Company be in default (e.g., declare bankruptcy), the Company could cancel the repurchase agreement (i.e., cease payment of principal and interest), and attempt collection on the amount of collateral value in excess of the repurchase agreement fair value. The collateral is held by a third-party financial institution in the counterparty's custodial account. The counterparty has the right to sell or repledge the investment securities. For government entity repurchase agreements, the collateral is held by the Company in a segregated custodial account under a tri- party agreement. The Company is required by the counterparty to maintain adequate collateral levels. In the event the collateral fair value falls below stipulated levels, the Company will pledge additional securities. The Company closely monitors collateral levels to ensure adequate levels are maintained, while mitigating the potential of over-collateralization in the event of counterparty default.

Repurchase agreements by class of collateral pledged are as follows (in thousands):

	December 31, 2023	December 31, 2022
US Treasury securities and obligations of U.S. government corporations and agencies	$ 46,544	$ 47,775
Mortgage-backed securities: GSE: residential	167,177	173,639
Total	$ 213,721	$ 221,414

At December 31, 2023, there was no outstanding loan balance on the revolving credit agreement with The Northern Trust Company. This loan was renewed on April 7, 2023 for one year as a revolving credit agreement with a maximum available balance of $15 million. The interest rate is floating at 2.25% over the federal funds rate. The loan is secured by all the stock of First Mid Bank. Management believes that the Company and its subsidiary banks were in compliance with all the existing covenants at December 31, 2023 and 2022.

On October 6, 2020, the Company issued and sold $96.0 million in aggregate principal amount of its 3.95% Fixed-to-Floating Rate Subordinated Notes due 2030 (the "Notes"). The Notes were issued pursuant to the Indenture, dated as of October 6, 2020 (the "Base Indenture"), between the Company and U.S. Bank National Association, as trustee (the "Trustee"), as supplemented by the First Supplemental Indenture, dated as of October 6, 2020 (the "Supplemental Indenture"), between the Company and the Trustee. The Base Indenture, as amended and supplemented by the Supplemental Indenture, governs the terms of the Notes and provides that the Notes are unsecured, subordinated debt obligations of the Company and will mature on October 15, 2030. From and including the date of issuance to, but excluding October 15, 2025, the Notes will bear interest at an initial rate of 3.95% per annum. From and including October 15, 2025 to, but excluding the maturity date or earlier redemption, the Notes will bear interest at a floating rate equal to three-month Term SOFR plus a spread of 383 basis points, or such other rate as determined pursuant to the Supplemental Indenture, provided that in no event shall the applicable floating interest rate be less than zero per annum.

The Company may, beginning with the interest payment date of October 15, 2025, and on any interest payment date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. The Company may also redeem the Notes at any time, including prior to October 15, 2025, at the Company's option, in whole but not in part, if: (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes; (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 capital for regulatory capital purposes; or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended; in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date.

On August 15, 2023, the Company assumed subordinated notes from Blackhawk with an aggregate principal balance of $15.0 million that were issued by Blackhawk in May of 2021. The first $7.5 million of notes bear interest at a fixed rate of 3.50% through the first redemption date of May 2026, in which the rate becomes floating, calculated at three-month SOFR plus 2.85%, adjusted quarterly until maturity in May 2031 when the principal balance and any accrued and unpaid interest is due. The second $7.5 million in notes bear interest at a fixed rate of 3.875% through the first redemption date of May 2031, in which the rate becomes floating, calculated at three-month SOFR plus 2.55%, adjusted quarterly until maturity in May 2036 when the principal balance and any accrued and unpaid interest is due. The Company may redeem the notes, in whole or in part, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest on any quarterly interest payment date after the first redemption date stated for each offering.

On April 26, 2006, the Company completed the issuance and sale of $10 million of fixed/floating rate trust preferred securities through Trust II, a statutory business trust and wholly owned unconsolidated subsidiary of the Company, as part of a pooled offering. The Company established Trust II for the purpose of issuing the trust preferred securities. The $10 million in proceeds from the trust preferred issuance and an additional $310,000 for the Company's investment in common equity of Trust II, a total of $10,310,000, was invested in junior subordinated debentures of the Company. The underlying junior subordinated debentures issued by the Company to Trust II mature in 2036, bore interest at a fixed rate of 6.98% paid quarterly until June 15, 2011 and then converted to floating rate (LIBOR plus 160 basis points) after June 15, 2011 (7.25% and 6.37% at December 31, 2023 and 2022). The net proceeds to the Company were used for general corporate purposes, including the Company's acquisition of Mansfield.

On September 8, 2016, the Company assumed the trust preferred securities of Clover Leaf Statutory Trust I ("CLST I"), a statutory business trust that was a wholly owned unconsolidated subsidiary of First Clover Financial. The $4 million of trust preferred securities and an additional $124,000 additional investment in common equity of CLST I, is invested in junior subordinated debentures issued to CLST I. The subordinated debentures mature in 2025, bear interest at three-month LIBOR plus 185 basis points (7.50% and 6.47% at December 31, 2023 and 2022, respectively) and resets quarterly.

On May 1, 2018, the Company assumed the trust preferred securities of FBTC Statutory Trust I ("FBTCST I"), a statutory business trust that was a wholly owned unconsolidated subsidiary of First BancTrust Corporation. The $6 million of trust preferred securities and an additional $186,000 additional investment in common equity of FBTCST I is invested in junior subordinated debentures issued to FBTCST I. The subordinated debentures mature in 2035, bear interest at three-month LIBOR plus 170 basis points (7.35% and 6.62% at December 31, 2023 and 2022, respectively) and resets quarterly.

On August 15, 2023, the Company assumed the trust preferred securities of Blackhawk Statutory Trust I ("BHST I"), a special purpose entity that was formed solely to hold the subordinated debentures and a wholly owned unconsolidated subsidiary of Blackhawk Bancorp,Inc. The initial $7.2 million of subordinated debentures was capitalized by issuing $7.0 million of preferred securities and $217,000 of common ownership shares in December of 2002. Blackhawk purchased 100% of the common ownership shares and the preferred shares were issued to unrelated parties. In December 2007, Blackhawk redeemed $6.2 million of the originally issued subordinated debentures and the terms are identical to the common and preferred securities. Distributions are paid quarterly. Cumulative cash distributions are calculated at three-month LIBOR plus 325 basis points (8.87% at December 31, 2023) and resets quarterly. The Company may, at one or more times defer interest payment on the subordinated debentures for up to 20 consecutive quarters, but not beyond December 26, 2032. At the end of any deferral period, all accumulated and unpaid distributions will be paid. The subordinated debentures, if still outstanding, must by redeemed by December 26, 2032. The Company has the option to redeem the debentures on a quarterly basis at par plus any accrued and unpaid distribution to the date of redemptions.

On August 15, 2023, the Company assumed the trust preferred securities of Blackhawk Statutory Trust II ("BHST II"), a special purpose entity that was formed solely to hold the subordinated debentures and a wholly owned unconsolidated subsidiary of Blackhawk Bancorp,Inc. The initial $4.1 million of subordinated debentures was capitalized by issuing $4.0 million of preferred securities and $124,000 of common ownership shares in March 2005. Blackhawk purchased 100% of the common ownership shares and the preferred shares were issued to unrelated parties. Distributions are paid quarterly. Cumulative cash distributions are calculated at three-month LIBOR plus 205 basis points (7.69% at December 31, 2023) and resets quarterly. The Company may, at one or more times defer interest payment on the subordinated debentures for up to 20 consecutive quarters, but not beyond March 17, 2035. At the end of any deferral period, all accumulated and unpaid distributions will be paid. The subordinated debentures, if still outstanding, must by redeemed by March 17, 2035. The Company has the option to redeem the debentures on a quarterly basis at par plus any accrued and unpaid distribution to the date of redemptions.

The trust preferred securities issued by Trust II, CLST I, FBTCSTI, BHST I, and BHST II are included as Tier 1 capital of the Company for regulatory capital purposes. On March 1, 2005, the Federal Reserve Board adopted a final rule that allows the continued limited inclusion of trust preferred securities in the calculation of Tier 1 capital for regulatory purposes. The final rule provided a five-year transition period, ending September 30, 2010, for application of the revised quantitative limits. On March 17, 2009, the Federal Reserve Board adopted an additional final rule that delayed the effective date of the new limits on inclusion of trust preferred securities in the calculation of Tier 1 capital until March 31, 2012. The application of the revised quantitative limits did not and is not expected to have a significant impact on its calculation of Tier 1 capital for regulatory purposes or its classification as well-capitalized. The Dodd-Frank Act, signed into law July 21, 2010, removes trust preferred securities as a permitted component of a holding company's Tier 1 capital after a three-year phase-in period beginning January 1, 2013 for larger holding companies. For holding companies with less than $15 billion in consolidated assets, existing issues of trust preferred securities are grandfathered and not subject to this new restriction. Similarly, the final rule implementing the Basel III reforms allows holding companies with less than $15 billion in consolidated assets as of December 31, 2009 to continue to count toward Tier 1 capital any trust preferred securities issued before May 19, 2010. New issuances of trust preferred securities, however would not count as Tier 1 regulatory capital.

In addition to requirements of the Dodd-Frank Act discussed above, the act also required the federal banking agencies to adopt rules that prohibit banks and their affiliates from engaging in proprietary trading and investing in and sponsoring certain unregistered investment companies (defined as hedge funds and private equity funds). This rule is generally referred to as the "Volcker Rule." On December 10, 2013, the federal banking agencies issued final rules to implement the prohibitions required by the Volcker Rule. Following the publication of the final rule, and in reaction to concerns in the banking industry regarding the adverse impact the final rule's treatment of certain collateralized debt instruments has on community banks, the federal banking agencies approved an interim final rule to permit banking entities to retain interests in certain collateralized debt obligations backed primarily by trust preferred securities. Under the interim final rule, the agencies permit the retention of an interest in or sponsorship of covered funds by banking entities under $15 billion in assets if (1) the collateralized debt obligation was established and issued prior to May 19, 2010, (2) the banking entity reasonably believes that the offering proceeds received by the collateralized debt obligation were invested primarily in qualifying trust preferred collateral, and (3) the banking entity's interests in the collateralized debt obligation was acquired on or prior to December 10, 2013. Although the Volcker Rule impacts many large banking entities, the Company does not currently anticipate that the Volcker Rule will have a material effect on the operations of the Company or First Mid Bank.

Note 10 -- Regulatory Capital

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Bank holding companies follow minimum regulatory requirements established by the Board of Governors of the Federal Reserve System ("Federal Reserve System"), and First Mid Bank follow similar minimum regulatory requirements established for national banks by the Office of the Comptroller of the Currency ("OCC"). Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary action by regulators that, if undertaken, could have a direct material effect on the Company's financial statements.

Quantitative measures established by each regulatory capital standards to ensure capital adequacy require the Company and its subsidiary bank to maintain a minimum capital amounts and ratios (set forth in the table below). Management believes that, as of December 31, 2023 and 2022, the Company and First Mid Bank all capital adequacy requirements.

As of December 31, 2023 and 2022, the most recent notification from the primary regulators categorized First Mid Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, minimum total risk-based capital, Tier 1 risk-based capital, Common Equity Tier 1 risk-based capital, and Tier 1 leverage ratios must be maintained as set forth in the table below. At December 31, 2023, there were no conditions or events since the most recent notification that management believes have changed this categorization.

(Dollars in thousands)	Actual		Required Minimum For Capital Adequacy Purposes with Capital Buffer		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2023						
Total capital (to risk-weighted assets)						
Company	$ 894,259	14.84%	$ 632,724	>10.50%	N/A	N/A
First Mid Bank	854,235	14.22%	630,581	>10.50%	$ 600,553	> 10.00%
Tier 1 capital (to risk-weighted assets)						
Company	724,186	12.02%	512,205	> 8.50%	N/A	N/A
First Mid Bank	790,917	13.17%	510,470	> 8.50%	480,443	> 8.00%
Common equity tier 1 capital (to risk-weighted assets)						
Company	700,128	11.62%	421,816	> 7.00%	N/A	N/A
First Mid Bank	790,917	13.17%	420,387	> 7.00%	390,360	> 6.50%
Tier 1 capital (to average assets)						
Company	724,186	9.33%	310,587	> 4.00%	N/A	N/A
First Mid Bank	790,917	10.23%	309,151	> 4.00%	386,439	> 5.00%
December 31, 2022						
Total capital (to risk-weighted assets)						
Company	$ 801,966	15.20%	$ 554,164	>10.50%	N/A	N/A
First Mid Bank	745,624	14.18%	552,161	>10.50%	$ 525,868	> 10.00%
Tier 1 capital (to risk-weighted assets)						
Company	654,453	12.40%	448,609	> 8.50%	N/A	N/A
First Mid Bank	692,664	13.17%	446,987	> 8.50%	420,694	> 8.00%
Common equity tier 1 capital (to risk-weighted assets)						
Company	635,089	12.03%	369,442	> 7.00%	N/A	N/A
First Mid Bank	692,664	13.17%	368,107	> 7.00%	341,814	> 6.50%
Tier 1 capital (to average assets)						
Company	654,453	9.68%	268,875	> 4.00%	N/A	N/A
First Mid Bank	692,664	10.22%	270,990	> 4.00%	338,738	> 5.00%

The Company's risk-weighted assets, capital and capital ratios for December 31, 2023 and 2022 were computed in accordance with Basel III capital rules which were effective January 1, 2015. Prior periods were computed following previous rules. See heading "Basel III" in the Overview section of this report for a more detailed description of Basel III rules. As of December 31, 2023 and 2022, the Company and First Mid Bank had capital ratios above the required minimums for regulatory capital adequacy, and First Mid Bank had capital ratios that qualified it for treatment as well-capitalized under the regulatory framework for prompt corrective action with respect to banks.

Note 11 -- Disclosures of Fair Values of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.
Level 2	Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities which use observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the inputs and valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.

Available-for-Sale Securities. The fair value of available-for-sale securities is determined by various valuation methodologies. Where quoted market prices are available in an active market, securities are classified within Level 1. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market- based or independently sources market parameters, including but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

Equity Securities. The fair value of current equity securities is determined by obtaining quoted market prices in an active market and are classified within Level 1. In cases where quoted market prices are not available, fair values are estimated by using quoted prices of securities with similar characteristics and are classified in Level 2 of the valuation hierarchy.

Derivatives. The fair value of derivatives is based on models using observable market data as of the measurement date and are therefore classified in Level 2 of the valuation hierarchy.

The following table presents the Company's assets that are measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2023 and 2022 (in thousands):

	Fair Value	Fair Value Measurements Using:		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2023				
Available-for-sale securities:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 211,656	$ —	$ 211,656	$ —
Obligations of states and political subdivisions	288,616	—	288,616	—
Mortgage-backed securities	602,300	—	602,300	—
Other securities	69,000	—	62,837	6,163
Total available-for-sale securities	1,171,572	—	1,165,409	6,163
Equity securities	4,074	4,074	—	—
Loans held for sale	4,980	—	4,980	—
Derivative assets: interest rate swaps	3,166	—	3,166	—
Total assets	$ 1,183,792	$ 4,074	$ 1,173,555	$ 6,163
Derivative liabilities: interest swaps	$ 2,217	$ —	$ 2,217	$ —
December 31, 2022				
Available-for-sale securities:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 220,527	$ —	$ 220,527	$ —
Obligations of states and political subdivisions	287,698	—	287,698	—
Mortgage-backed securities	627,880	—	627,880	—
Other securities	82,880	—	73,630	9,250
Total available-for-sale securities	1,218,985	—	1,209,735	9,250
Equity securities	311	311	—	—
Derivative assets: interest rate swaps	4,253	—	4,253	—
Total assets	$ 1,223,549	$ 311	$ 1,213,988	$ 9,250
Derivative liabilities: interest swaps	$ 3,100	$ —	$ 3,100	$ —

The change in fair value of assets measured on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2023 and 2022 is summarized as follows (in thousands):

	Obligations of State and Political Subdivisions	Other	Total
December 31, 2023			
Beginning balance	$ —	$ 9,250	$ 9,250
Transfers into Level 3	—	1,163	1,163
Transfers out of Level 3	—	(4,250)	(4,250)
Total gains or losses			
Included in net income	—	—	—
Included in other comprehensive income (loss)	—	—	—
Purchases, issuances, sales and settlements			
Purchases	—	—	—
Issuances	—	—	—
Sales	—	—	—
Settlements	—	—	—
Ending balance	$ —	$ 6,163	$ 6,163
Total gains or losses for the period included in net income attributable to the change in unrealized gains or losses related to assets and liabilities still held at the reporting date	$ —	$ —	$ —
December 31, 2022			
Beginning balance	$ 99	$ —	$ 99
Transfers into Level 3	—	9,250	9,250
Transfers out of Level 3	—	—	—
Total gains or losses			
Included in net income	—	—	—
Included in other comprehensive income (loss)	—	—	—
Purchases, issuances, sales and settlements			
Purchases	—	—	—
Issuances	—	—	—
Sales	—	—	—
Settlements	(99)	—	(99)
Ending balance	$ —	$ 9,250	$ 9,250
Total gains or losses for the period included in net income attributable to the change in unrealized gains or losses related to assets and liabilities still held at the reporting date	$ —	$ —	—

Following is a description of the valuation methodologies used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.

Collateral Dependent Loans

Loans for which it is probable that the Company will not collect all principal and interest due according to contractual terms are measured for impairment. Allowable methods for determining the amount of impairment and estimating fair value include using the fair value of the collateral for collateral dependent loans.

If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining a current independent appraisal of the collateral and applying a discount factor to the value. Impaired loans that are collateral dependent are classified within Level 3 of the fair value hierarchy when impairment is determined using the fair value method.

Management establishes a specific allowance for loans that have an estimated fair value that is below the carrying value. The total carrying amount of loans for which a change in specific allowance has occurred as of December 31, 2023 was $1.2 million and a fair value of $1.0 million resulting in specific loss exposures of $0.2 million. As of December 31, 2022, the total carrying amount of loans for which a change specific allowance has occurred was $3.3 million. These loans had a fair value of $2.5 million which resulted in specific loss exposures of $0.8 million.

When there is little prospect of collecting principal or interest, loans, or portions of loans, may be charged-off to the allowance for credit losses. Losses are recognized in the period an obligation becomes uncollectible. The recognition of a loss does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off the loan even though partial recovery may be affected in the future.

Foreclosed Assets Held For Sale

Other real estate owned acquired through loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. The adjustment at the time of foreclosure is recorded through the allowance for credit losses. Due to the subjective nature of establishing the fair value when the asset is acquired, the actual fair value of the other real estate owned or foreclosed asset could differ from the original estimate. If it is determined that fair value declines subsequent to foreclosure, a valuation allowance is recorded through noninterest expense. Operating costs associated with the assets after acquisition are also recorded as noninterest expense. Gains and losses on the disposition of other real estate owned and foreclosed assets are netted and posted to other noninterest expense. The total carrying amount of other real estate owned as of December 31, 2023 was $1.2 million. Other real estate owned included in the total carrying amount and measured at fair value on a nonrecurring basis during the year amounted to $24,000. The total carrying amount of other real estate owned as of December 31, 2022 was $4.3 million. Other real estate owned included in the total carrying amount and measured at fair value on a nonrecurring basis during the year amounted to $0.0 million.

The following table presents the fair value measurement of assets measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2023 and 2022 (in thousands):

| | | Fair Value Measurements Using | | |
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2023				
Collateral dependent loans	$ 1,028	$ —	$ —	$ 1,028
Foreclosed assets held for sale	24	—	—	24
December 31, 2022				
Collateral dependent loans	$ 2,548	$ —	$ —	$ 2,548
Foreclosed assets held for sale	—	—	—	—

Sensitivity of Significant Unobservable Inputs

The following table presents quantitative information about unobservable inputs used in Level 3 fair value measurements other than goodwill at December 31, 2023.

	Fair Value (in thousands)	Valuation Technique	Unobservable Inputs	Range (Weighted Average)	
Collateral dependent loans	$ 1,028	Third party valuations	Discount to reflect realizable value	0% - 40%	(20%)
Foreclosed assets held for sale	24	Third party valuations	Discount to reflect realizable value less estimated selling costs	0% - 40%	(35%)

The following table presents quantitative information about unobservable inputs used in Level 3 fair value measurements other than goodwill at December 31, 2022.

	Fair Value (in thousands)	Valuation Technique	Unobservable Inputs	Range (Weighted Average)	
Collateral dependent loans	$ 2,548	Third party valuations	Discount to reflect realizable value	0% - 40%	(20%)
Foreclosed assets held for sale	—	Third party valuations	Discount to reflect realizable value less estimated selling costs	0% - 40%	(35%)

The following tables present estimated fair values of the Company's financial instruments at December 31, 2023 and 2022 (in thousands):

	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
December 31, 2023					
Financial assets					
Cash and due from banks	$ 134,082	$ 134,082	$ 134,082	$ —	$ —
Federal funds sold	8,982	8,982	8,982	—	—
Certificates of deposit investments	1,470	1,470	—	1,470	—
Available-for-sale securities	1,171,572	1,171,572	—	1,165,409	6,163
Held-to-maturity securities	2,286	2,286	2,286	—	—
Equity securities	4,074	4,074	4,074	—	—
Loans held for sale	4,980	4,980	—	4,980	—
Loans net of allowance for credit losses	5,506,910	5,235,525	—	—	5,235,525
Interest receivable	35,082	35,082	—	35,082	—
Federal Reserve Bank stock	19,855	19,855	—	19,855	—
Federal Home Loan Bank stock	9,758	9,758	—	9,758	—
Financial liabilities					
Deposits	$ 6,123,659	$ 6,042,277	$ —	$ 5,076,066	$ 966,211
Securities sold under agreements to repurchase	213,721	213,714	—	213,714	—
Interest payable	5,437	5,437	—	5,437	—
Federal Home Loan Bank borrowings	263,787	261,206	—	261,206	—
Subordinated debentures	106,755	102,018	—	102,018	—
Junior subordinated debentures	24,058	21,524	—	21,524	—
December 31, 2022					
Financial assets					
Cash and due from banks	$ 144,806	$ 144,806	$ 144,806	$ —	$ —
Federal funds sold	7,627	7,627	7,627	—	—
Certificates of deposit investments	1,470	1,470	—	1,470	—
Available-for-sale securities	1,218,986	1,218,986	—	1,209,736	9,250
Held-to-maturity securities	2,954	2,954	2,954	—	—
Equity securities	311	311	311	—	—
Loans held for sale	338	338	—	338	—
Loans net of allowance for credit losses	4,766,781	4,460,661	—	—	4,460,661
Interest receivable	28,357	28,357	—	28,357	—
Federal Reserve Bank stock	17,050	17,050	—	17,050	—
Federal Home Loan Bank stock	18,440	18,440	—	18,440	—
Financial liabilities					
Deposits	$ 5,257,001	$ 5,257,748	$ —	$ 4,550,222	$ 707,526
Securities sold under agreements to repurchase	221,414	221,260	—	221,260	—
Interest payable	3,346	3,346	—	3,346	—
Federal Home Loan Bank borrowings	465,071	459,327	—	459,327	—
Subordinated debentures	94,553	87,977	—	87,977	—
Junior subordinated debentures	19,364	17,164	—	17,164	—

Note 12 -- Deferred Compensation Plan

The Company follows the provisions of ASC 710, for purposes of the First Mid Bancshares, Inc. Amended and Restated Deferred Compensation Plan ("DCP"). At December 31, 2023, the Company classified the cost basis of its common stock issued and held in trust in connection with the DCP of approximately $5.2 million as treasury stock. The Company also classified the cost basis of its related deferred compensation obligation of approximately $5.2 million as an equity instrument (deferred compensation). The DCP was effective as of June 1984. The purpose of the DCP is to enable directors, advisory directors, and key employees the opportunity to defer a portion of the fees and cash compensation paid by the Company as a means of maximizing the effectiveness and flexibility of compensation arrangements. The Company invests all participants' deferrals in shares of common stock. Dividends paid on the shares are credited to participants' DCP accounts and invested in additional shares. During 2023 and 2022, the Company issued 0 common shares and 8,378 common shares, respectively, pursuant to the DCP.

The Company also maintains deferred compensation arrangements that were acquired in the Soy Capital acquisition. Individual participants in the agreements are primarily business development employees in the First Mid Insurance and First Mid Wealth Management divisions. The total liabilities associated with these agreements are included in other liabilities on the Company's consolidated balance sheets as of December 31, 2023 and 2022.

Note 13 -- Stock Incentive Plan

At the Annual Meeting of Stockholders held April 26, 2017, the stockholders approved the 2017 Stock Incentive Plan ("SI Plan"). The SI Plan was implemented to succeed the Company's 2007 Stock Incentive Plan, which had a ten-year term. The SI Plan is intended to provide a means whereby directors, employees, consultants and advisors of the Company and its Subsidiaries may sustain a sense of proprietorship and personal involvement in the continued development and financial success of the Company and its Subsidiaries, thereby advancing the interests of the Company and its stockholders. Accordingly, directors and selected employees, consultants and advisors may be provided the opportunity to acquire shares of Common Stock of the Company on the terms and conditions established in the SI Plan.

A maximum of 149,983 shares are authorized under the SI Plan. There have been no options awarded since 2008. All previously issued, unexercised options expired on December 16, 2018. The Company awarded 45,986, 63,150 and 48,575 shares (under the 2017 Stock Incentive Plan) during 2023, 2022, and 2021, respectively, as stock and stock unit awards.

The following table summarizes the compensation cost, net of forfeitures, related to stock-based compensation for the years ended December 31, 2023, 2022, and 2021 (in thousands):

	2023	2022	2021
Stock and stock unit awards:			
Pre-tax compensation expense	$ 1,656	$ 1,874	$ 1,304
Income tax benefit	(348)	(394)	(274)
Total share-based compensation expense, net of income taxes	$ 1,308	$ 1,480	$ 1,030

The following table summarizes non-vested stock and stock unit activity for the years ended December 31, 2023, 2022, and 2021:

	2023		2022		2021	
	Shares	Weighted-avg Grant-date Fair Value	Shares	Weighted-avg Grant-date Fair Value	Shares	Weighted-avg Grant-date Fair Value
Nonvested, beginning of year	82,048	$ 37.41	62,040	$ 34.27	42,220	$ 34.62
Granted	45,986	27.64	63,150	41.07	48,575	34.42
Vested	(49,525)	(34.88)	(40,759)	(38.20)	(28,355)	(35.02)
Forfeited	(1,769)	(35.15)	(2,383)	(39.35)	(400)	(34.34)
Nonvested, end of year	76,740	$ 33.24	82,048	$ 37.41	62,040	$ 34.27
Fair value of shares vested		$ 1,727,554		$ 1,556,870		$ 993,094

The fair value of the awards is amortized to compensation expense over the vesting periods of the awards (four years for restricted stock unit awards and three years for restricted stock awards) and is based on the market price of the Company's common stock at the date of grant multiplied by the number of shares granted that are expected to vest. As of December 31, 2023, 2022, and 2021, there was $1.5 million, $2.6 million, and $1.7 million, respectively, of total unrecognized compensation cost related to unvested stock and stock unit awards under the SI Plan.

Note 14 -- Retirement Plans

The Company has a defined contribution retirement plan which covers substantially all employees, which provides a Company matching contribution of up to 100% of the first 3% and 50% of the next 2% of pre-tax contributions made by each participant. Employee contributions are limited to the 402(g) limit of compensation. The total expense for the plan amounted to $4.0 million, $3.9 million and $3.6 million in 2023, 2022, and 2021, respectively. The Company also has an agreement in place to pay $50,000 annually for 20 years from the retirement date to a senior officer that retired December 31, 2013. Total expense under this agreement amounted to $24,000, $24,000 and $27,000 in 2023, 2022, and 2021 respectively. The current liability recorded for this agreement was $368,000 and $394,000, as of December 31, 2023 and 2022, respectively.

Note 15 -- Income Taxes

The components of federal and state income tax expense for the years ended December 31, 2023, 2022, and 2021 were as follows (in thousands):

	2023	2022	2021
Current			
Federal	$ 2,189	$ 14,401	$ 12,269
State	542	6,171	6,384
Total current	2,731	20,572	18,653
Deferred			
Federal	12,585	(2,005)	(2,562)
State	4,154	(227)	(793)
Total deferred	16,739	(2,232)	(3,355)
Total	$ 19,470	$ 18,340	$ 15,298

Recorded income tax expense differs from the expected tax expense (computed by applying the applicable statutory U.S. federal tax rate of 21% to income before income taxes). The principal reasons for the difference are as follows (in thousands):

	2023	2022	2021
Expected income taxes	$ 18,565	$ 19,172	$ 14,025
Effects of:			
Tax-exempt income from bank owned life insurance	(1,035)	(659)	(575)
Other tax exempt income	(2,416)	(2,497)	(2,072)
Nondeductible interest expense	799	255	17
State taxes, net of federal taxes	3,710	4,695	4,417
Other items	(153)	(2,525)	(514)
Effect of marginal tax rate	—	(101)	—
Total	$ 19,470	$ 18,340	$ 15,298

Tax expense recorded by the Company during 2023 included interest or penalties of approximately $307,000. Tax expense recorded by the Company during 2022 did not include any interest or penalties. Tax expense recorded by the Company during 2021 included interest of approximately $2,100. Tax returns filed with the Internal Revenue Service, Illinois Department of Revenue and various other state jurisdictions are subject to review by law under a three-year statute of limitations. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2020.

The tax effects of the temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2023 and 2022 are presented below (in thousands):

	2023	2022
Deferred tax assets:		
Allowance for credit losses	$ 18,955	$ 16,248
Available-for-sale investment securities	55,722	61,880
Deferred compensation	4,128	4,157
Supplemental retirement	519	492
Deferred loan costs	222	302
Stock compensation expense	82	147
Deferred revenue	283	349
Purchase accounting	5,326	795
Acquisition costs	152	179
Lease liability	3,975	4,381
Other	1,305	823
Total gross deferred tax assets	90,669	89,753
Less valuation allowance	(988)	—
Net deferred tax asset	89,681	89,753
Deferred tax liabilities:		
Intangibles amortization	6,432	6,398
Prepaid expenses	1,576	1,418
FHLB stock dividend	22	22
Deferred expenses	104	104
Depreciation	5,367	4,911
Accumulated accretion	244	245
Mortgage servicing rights	1,874	91
Right of use asset	3,891	4,310
Other	104	—
Total gross deferred tax liabilities	19,614	17,499
Deferred tax assets, net	$ 70,067	$ 72,254

As of December 31, 2023, the Company recorded a partial valuation allowance of $988,000 on the available-for-sale investments recorded in purchase accounting which management believes is more likely than not that the deferred tax asset will not be fully realized. No valuation allowance related to deferred tax assets was recorded at December 31, 2022.

Note 16 -- Dividend Restrictions

The National Bank Act imposes limitations on the amount of dividends that may be paid by a national bank, such as First Mid Bank. Generally, a national bank may pay dividends out of its undivided profits, in such amounts and at such times as the bank's board of directors deems prudent. Without prior OCC approval, however, a national bank may not pay dividends in any calendar year which, in the aggregate, exceed the bank's year-to-date net income plus the bank's adjusted retained net income for the two preceding years. Factors that could adversely affect First Mid Bank's net income include other-than- temporary impairment on investment securities that result in credit losses and economic conditions in industries where there are concentrations of loans outstanding that result in impairment of these loans and, consequently loan charges and the need for increased allowances for losses. See "Item 1A. Risk Factors," Note 4 – "Investment Securities" and Note 5 – "Loans" for a more detailed discussion of the factors.

The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, First Mid Bank exceeded their minimum capital requirements under applicable guidelines as of December 31, 2023. As of December 31, 2023, approximately $82.1 million was available to be paid as dividends to the Company by First Mid Bank. Notwithstanding the availability of funds for dividends, however, the OCC may prohibit the payment of any dividends by First Mid Bank if the OCC determines that such payment would constitute an unsafe or unsound practice.

Note 17 -- Commitments and Contingent Liabilities

First Mid Bank enters into financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include lines of credit, letters of credit and other commitments to extend credit. Each of these instruments involves, to varying degrees, elements of credit, interest rate and liquidity risk in excess of the amounts recognized in the consolidated balance sheets. The Company uses the same credit policies and requires similar collateral in approving lines of credit and commitments and issuing letters of credit as it does in making loans. The exposure to credit losses on financial instruments is represented by the contractual amount of these instruments. However, the Company does not anticipate any losses from these instruments.

The off-balance sheet financial instruments whose contract amounts represent credit risk at December 31, 2023 and 2022 were as follows (in thousands):

	2023		2022
Unused commitments and lines of credit:			
Commercial real estate	$ 219,117	$	147,702
Commercial operating	681,360		655,676
Home equity	104,142		63,570
Other	311,907		307,030
Total	$ 1,316,526	$	1,173,978
Standby letters of credit	$ 17,401	$	10,162

Commitments to originate credit represent approved commercial, residential real estate and home equity loans that generally are expected to be funded within ninety days. Lines of credit are agreements by which the Company agrees to provide a borrowing accommodation up to a stated amount as long as there is no violation of any condition established in the loan agreement. Both commitments to originate credit and lines of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the lines and some commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the financial performance of customers to third parties. Standby letters of credit are primarily issued to facilitate trade or support borrowing arrangements and generally expire in one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending credit facilities to customers. The maximum amount of credit that would be extended under letters of credit is equal to the total off-balance sheet contract amount of such instrument at December 31, 2023 and 2022. The Company's deferred revenue under standby letters of credit was nominal.

The Company is also subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition of ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

Note 18 -- Related Party Transactions

Certain officers, directors and principal stockholders of the Company and its subsidiaries, their immediate families or their affiliated companies ("related parties") have loans with one or more of the subsidiaries. These loans are made in the ordinary course of business on substantially the same terms, including interest and collateral, as those prevailing for comparable transactions with others. Loans to related parties totaled approximately $248.7 million and $169.7 million at December 31, 2023 and 2022, respectively. Activity during 2023 and 2022 was as follows (in thousands):

	2023	2022
Beginning balance	$ 169,684	$ 123,614
New loans	195,711	135,464
Loan repayments	(116,697)	(89,394)
Ending balance	$ 248,698	$ 169,684

Deposits from related parties held by First Mid Bank at December 31, 2023 and 2022 totaled $37.7 million and $31.2 million, respectively.

Note 19 -- Business Combinations

On August 15, 2023, the Company completed its acquisition of Blackhawk Bancorp, Inc. ("Blackhawk") pursuant to an Agreement and Plan of Merger Agreement, dated March 20, 2023 (the "Agreement"). Pursuant to the Agreement, Blackhawk was merged with and into the Company. Blackhawk shareholders received 1.15 shares of the Company's common stock for each share of Blackhawk common stock.

The Company accounted for the Blackhawk acquisition as a business combination using the acquisition method of accounting in accordance with ASC 805, Business Combinations ("ASC 805"). ASC 805 requires assets purchased and liabilities assumed to be recorded at their respective fair values at the date of acquisition. The Company determined the fair value of loans, core deposit intangibles, mortgage servicing rights, time deposits, real property, and subordinated debt with the assistance of third-party valuations and appraisals.

A preliminary summary of the fair value of assets received and liabilities assumed are as follows:

(In thousands)

Assets

Cash and due from banks	$ 55,600
Loans held for sale	3,222
Loans, net	722,866
Investments-available for sale	377,969
Short-term investments	869
FHLB stock	1,737
Premises and equipment	12,366
Accrued interest receivable	4,029
Prepaid expenses	1,182
Other assets	20,703
Core deposit intangible	34,590
Income tax receivable	2,077
Deferred tax asset	22,152
Mortgage servicing rights	7,070
Total assets acquired	$ 1,266,432

Liabilities

Deposits	$ 1,194,972
Subordinated and jr. subordinated debt	16,448
Accrued interest payable	1,091
Accrued and other liabilities	10,508
Total liabilities assumed	1,223,019
Net assets acquired	$ 43,413

Total consideration	$ 93,510
Goodwill	$ 50,097

The following table presents a summary of consideration transferred:

(In thousands, except shares)

Common stock issued (3,290,222 shares)	$ 93,508
Cash consideration	2
Purchase price	$ 93,510

The Company recorded $50.1 million of goodwill in connection with the acquisition of Blackhawk, none of which is deductible for tax purposes. The amount of goodwill recorded reflects the synergies and operational efficiencies that are expected to result from the acquisition. The descriptions below describe the methods used to determine the fair value of significant assets acquired and liabilities assumed, as presented above:

Loans, net. The fair value of the loan portfolio was calculated on an individual loan basis using a discounted cash flow analysis, with results presented and assumptions applied on a summary basis. This analysis took into consideration the contractual terms of the loans and assumptions related to the cost of debt, cost of equity, servicing cost and other liquidity/risk premium considerations to estimate the projected cash flows. The inputs and assumptions used in the fair value estimate of the loan portfolio include credit mark, discount rate, prepayment speed, and foreclosure lag. Cash flows were adjusted by estimating future credit losses and the rate of prepayments. Projected monthly cash flows were then discounted to present value using a risk-adjusted market rate for similar loans.

Core deposit intangible. The Company identified customer relationships, in the form of core deposit intangibles, as an identified intangible asset. Core deposit intangibles derive value from the expected future benefits or earnings capacity attributable to the acquired core deposits. The fair value of the core deposit intangible was estimated by identifying the expected future benefits of the core deposits and discounting those benefits back to present value. The core deposit intangible will be amortized over its estimated useful life of approximately 10 years using the sum of the months digits accelerated method.

Mortgage servicing rights. The Company identified residential mortgage servicing rights intangible asset and determined the fair value using a discounted cash flow analysis. The key inputs and assumptions used in the fair value estimate include prepayment assumptions, servicing costs, delinquencies, foreclosure costs, ancillary income, income earned on float & escrow, interest on escrow, internal rate of return and inflation.

Deposits. The fair value of demand deposit and interest checking deposit accounts was assumed to approximate the carrying value as these accounts have no stated maturity and are payable on demand. The fair value of time deposits was estimated by discounting the contractual future cash flows using market rates offered for time deposits of similar remaining maturities.

Subordinated and jr. subordinated debt. The Subordinated and jr. subordinated debt was fair valued using an income approach. Cash flows were calculated using an annualized contractual rate adjusted for forward interest costs and discounted using a variable discount rate.

Accounting for acquired loans

Loans acquired are recorded at fair value with no carryover of the related allowance for credit losses. Purchased-credit deteriorated loans ("PCD") are loans that have experienced more than insignificant credit deterioration since origination and are recorded at the purchase price. The allowance for credit losses is determined at the loan level. The sum of the loan's purchase price and the allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan.

Non-PCD loans have not experienced a more than insignificant deterioration in credit quality since origination. The difference between the fair value and outstanding balance of the non-PCD loans is recognized as an adjustment to interest income over the lives of the loan.

In accordance with ASC 326, *Financial Instruments – Credit Losses*, immediately following the acquisition the Company established a $3.8 million allowance for credit losses on the $618.33 million of acquired non-PCD loans through provision for credit losses in the consolidated statement of operations.

The following table provides a summary of PCD loans purchased as part of the Blackhawk acquisition as of the acquisition date:

(In thousands)	
Unpaid principal balance	$ 115,250
PCD allowance for credit losses at acquisition	(3,791)
Non-credit discount on acquired loans	(5,476)
Fair value of PCD loans	$ 105,983

The following unaudited pro forma condensed combined financial information presents the results of operations of the Company, including the effects of the purchase accounting adjustments and acquisition expenses, had the Blackhawk Merger taken place at the beginning of the period (dollars in thousands, except per share data):

	Twelve months ended December 31,	
	2023	2022
Net interest income	$ 229,317	$ 239,748
Provision for credit losses	7,320	3,856
Non-interest income	95,660	89,575
Non-interest expense	223,354	219,646
Income before income taxes	94,303	105,821
Income tax expense	20,744	21,297
Net income available to common stockholders	$ 73,559	$ 84,524
Earnings per share		
Basic	$ 3.38	$ 3.60
Diluted	$ 3.36	$ 3.59
Basic weighted average shares outstanding	21,780,217	24,459,299
Diluted weighted average shares outstanding	21,868,788	23,533,857

Acquisition costs are expensed as incurred as a component of non-interest expense and primarily include, but are not limited to, severance costs, professional services, data processing fees, and marketing and advertising expenses. The Company incurred acquisition costs related to the Blackhawk acquisition, pre-tax, of $8.2 million during the year ended December 31, 2023 and no related acquisition costs were incurred during the year December 31, 2022.

Delta Bancshares Company

On July 28, 2021, the Company and Brock Sub LLC, a newly formed Delaware limited liability company and wholly-owned subsidiary of the Company ("Delta Merger Sub"), entered into an Agreement and Plan of Merger (the "Delta Merger Agreement") with Delta Bancshares Company, a Missouri corporation ("Delta"), pursuant to which, among other things, the Company agreed to acquire 100% of the issued and outstanding shares of Delta pursuant to a business combination whereby Delta merged with and into Delta Merger Sub, whereupon the separate corporate existence of Delta ceased and Delta Merger Sub continued as the surviving company and a wholly-owned subsidiary of First Mid (the "Delta Merger"). The Delta Merger was completed on February 14, 2022.

Subject to the terms and conditions of the Delta Merger Agreement, at the effective time of the Delta Merger, each share of common stock, par value $10.00 per share, of Delta issued and outstanding immediately prior to the effective time of the Delta Merger (other than shares held in treasury by Delta) converted into and became the right to receive cash and shares of common stock, par value $4.00 per share, of the Company and cash in lieu of fractional shares, less any applicable taxes required to be withheld, and subject to certain potential adjustments. On an aggregate basis, the total consideration paid by the Company at the closing of the Delta Merger to Delta's shareholders and option holders was approximately $15.15 million in cash and 2,292,270 shares of Company common stock. Delta's outstanding stock options vested upon consummation of the Delta Merger, and all outstanding Delta options that were unexercised prior to the effective time of the Delta Merger were cashed out.

The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805, "Business Combinations ("ASC 805")," and accordingly the assets and liabilities were recorded at their estimated fair values as of the date of acquisition. Fair values are subject to refinement for up to one year after the closing date of February 14, 2022 as additional information regarding the closing date fair values become available. The total consideration paid was used to determine the amount of goodwill resulting from the transaction. As the total consideration paid exceeded the net assets acquired, goodwill of $28.6 million was recorded for the acquisition. Goodwill recorded in the transaction, which reflects the synergies and economies of scale expected from combining operations and the enhanced revenue opportunities from the Company's service capabilities, is not tax deductible, and was all assigned to the banking segment of the Company.

	Acquired Book Value	Adjustments	As Recorded by First Mid Bank
Assets			
Cash and due from banks	$ 82,473	$ —	$ 82,473
Investment securities	184,959	(2,836)	182,123
Loans	426,433	(7,924)	418,509
Allowance for credit losses	(5,388)	4,525	(863)
Premises and equipment	5,522	3,508	9,030
Goodwill	14	28,544	28,558
Core deposit intangible	—	5,920	5,920
Bank owned life insurance	15,822	—	15,822
Right of use asset	—	717	717
Other assets	9,061	(1,287)	7,774
Total assets acquired	$ 718,896	$ 31,167	$ 750,063
Liabilities and stockholders' equity			
Deposits	$ 558,619	$ 1,759	$ 560,378
Securities sold under agreements to repurchase	35,523	—	35,523
FHLB advances	45,000	75	45,075
Lease liability	—	717	717
Other liabilities	2,209	(1,161)	1,048
Total liabilities assumed	641,351	1,390	642,741
Net assets acquired	$ 77,545	$ 29,777	$ 107,322
Consideration paid			
Cash			$ 15,150
Common stock			92,172
Total consideration paid			$ 107,322

The Company has recognized approximately $2.5 million, pre-tax, of acquisition costs for the Delta Merger. Of this amount, $2.2 million was recognized during 2022. These costs are included in salaries and benefits, legal and professional and other expense. Of the $7.9 million adjustment to loans, $8.2 million is being accreted to interest income over the remaining term of the loans. The remaining $300,000 was the elimination of deferred fees and unearned discounts previously recorded by Jefferson Bank. The Company also recorded approximately $863,000 directly to the allowance for credit losses for loans identified as PCD. Of the $426 million of loans acquired, approximately $18.8 million was identified as PCD. The differences between fair value and acquired value of the assumed time deposits of $1.8 million and the assumed FHLB advances of $75,000, are being amortized to interest expense over the remaining life of the liabilities. The core deposit intangible asset, with a fair value of $5.9 million, is being amortized on an accelerated basis over its estimated life of 10 years. The following unaudited pro forma condensed combined financial information presents the results of operations of the Company, including the effects of the purchase accounting adjustments and acquisition expenses, had the Delta Merger taken place at the beginning of the period (dollars in thousands, except per share data):

| | Twelve months ended December 31, | |
	2022	2021
Net interest income	$ 187,075	$ 147,387
Provision for credit losses	4,806	14,679
Non-interest income	74,799	53,371
Non-interest expense	165,062	132,086
Income before income taxes	92,006	53,993
Income tax expense	18,508	12,321
Net income available to common stockholders	$ 73,498	$ 41,672
Earnings per share		
Basic	$ 3.64	$ 2.07
Diluted	$ 3.63	$ 2.07
Basic weighted average shares outstanding	20,169,077	20,111,889
Diluted weighted average shares outstanding	20,243,635	20,164,909

Note 20 -- Leases

Effective January 1, 2019, the Company adopted ASU 2016-02 Leases (Topic 842). As of December 31, 2023, substantially all of the Company's leases are operating leases for real estate property bank branches, ATM locations, and office space. These leases are generally for periods of 1 to 25 years with various renewal options. The Company elected the optional transition method permitted by Topic 842. Under this method, an entity recognizes and measures leases that exist at the application date and prior comparative periods are not adjusted. In addition, the Company elected the package of practical expedients:

1. An entity need not reassess whether any expired or existing contracts contain leases.

2. An entity need not reassess the lease classification for any expired or existing leases.

3. An entity needs to reassess initial direct costs for any existing leases.

The Company also elected the practical expedient, which may be elected separately or in conjunction with the package noted above, to use hindsight in determining the lease term and in assessing the right-of-use assets. This expedient must be applied consistently to all leases. Lastly, the Company has elected to use the practical expedient to include both lease and non-lease components as a single component and account for it as a lease. In addition, the Company has elected not to include short-term leases (i.e. leases with terms of twelve months or less) or equipment leases (primarily copiers) deemed immaterial, on the consolidated balance sheets.

For leases in effect at January 1, 2019 and for leases commencing thereafter, the Company recognizes a lease liability and a right-of-use asset, based on the present value of lease payments over the lease term. The discount rate used in determining the present value was the Company's incremental borrowing rate which is the FHLB fixed advance rate based on the remaining lease term as of January 1, 2019, or the commencement date for leases subsequently entered into. The following table contains supplemental balance sheet information related to leases (dollars in thousands):

	2023	2022
Operating lease right-of-use assets	$ 14,306	$ 15,774
Operating lease liabilities	14,615	16,035
Weighted-average remaining lease term (in years)	4.9	5.8
Weighted-average discount rate	3.21%	2.67%

Certain of the Company's leases contain options to renew the lease; however, not all renewal options are included in the calculation of lease liabilities as they are not reasonably certain to be exercised. The Company's leases do not contain residual value guarantees or material variable lease payments. The Company does not have any other material restrictions or covenants imposed by leases that would impact the Company's ability to pay dividends or cause the Company to incur additional financial obligations.

Future minimum lease payments under operating leases are (in thousands):

	Operating Leases
2024	$ 3,001
2025	2,535
2026	2,373
2027	2,146
2028	1,551
Thereafter	4,872
Total minimum lease payments	16,478
Less imputed interest	(1,863)
Total lease liability	$ 14,615

The components of lease expense for the twelve months ended December 31, 2023 and 2022 were as follows (in thousands):

	2023	2022
Operating lease cost	$ 3,280	$ 3,040
Short-term lease cost	84	75
Variable lease cost	821	720
Total lease cost	4,185	3,835
Income from subleases	(382)	(369)
Net lease cost	$ 3,803	$ 3,466

As the Company elected not to separate lease and non-lease components, the variable lease cost primarily represents variable payment such as common area maintenance and copier expense. The Company does not have any material sub-lease agreements. Cash paid for amounts included in the measurement of lease liabilities was (in thousands):

	2023	2022
Operating cash flows from operating leases	$ 3,263	$ 3,061

Note 21 -- Derivatives

The Company utilizes interest rate swaps, designated as fair value hedges, to mitigate the risk of changing interest rates on the fair value of fixed rate loans. For derivative instruments that are designed and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the offsetting loss or gain in the hedged asset attributable to the hedged risk, is recognized in current earnings.

Derivatives Designated as Hedging Instruments

The following table provides the outstanding notional balances and fair value of outstanding derivatives designated as hedging instruments as of December 31, 2023 and 2022 (in thousands):

Derivative	Balance Sheet Location	Weighted Average Remaining Maturity (Years)	Notional Amount	Estimated Value
December 31, 2023				
Interest rate swap agreements	Other liabilities	5.3	$ 12,976	$ (2,217)
December 31, 2022				
Interest rate swap agreements	Other liabilities	6.3	$ 13,448	$ (3,100)

The effects of fair value hedges on the Company's income statement during the twelve months ended December 31, 2023 and 2022 were as follows (in thousands):

Derivative	Location of Gain (Loss) on Derivative	2023	2022
Interest rate swap agreements	Interest income on loans	$ (204)	$ 1,819

Derivative	Location of Gain (Loss) on Hedged Items	2023	2022
Interest rate swap agreements	Interest income on loans	$ 204	$ (1,819)

As of December 31, 2023 and 2022, the following amounts were recorded on the balance sheet related to the cumulative basis adjustment for fair value hedges (in thousands):

Line Item in the Balance Sheet in Which the Hedge Items are Included	Carrying Amount of the Hedged Assets	Cumulative Amount of Fair Value Hedging Adjustments Included in the Carrying Amount of the Hedged Assets
December 31, 2023		
Loans	$ 12,027	$ (949)
December 31, 2022		
Loans	$ 12,295	$ (1,153)

Derivatives Not Designated as Hedging Instruments

The following table provides the outstanding notional balances and fair value of outstanding derivatives not designated as hedging instruments as of December 31, 2023 and 2022 (in thousands):

	Balance Sheet Location	Weighted Average Remaining Maturity (Years)	Notional Amount		Estimated Value	
December 31, 2023						
Interest rate swap agreements	Other assets	5.0	$	30,688	$	3,166
Interest rate swap agreements	Other liabilities	5.0		30,688		(3,166)
December 31, 2022						
Interest rate swap agreements	Other assets	5.0	$	39,095	$	4,253
Interest rate swap agreements	Other liabilities	5.0		39,095		(4,253)

Note 22 -- Parent Company Only Financial Statements

Presented below are condensed balance sheets, statements of income and cash flows for the Company (in thousands):

First Mid Bancshares, Inc. (Parent Company)
Balance Sheets

	December 31,			
	2023		**2022**	
Assets				
Cash	$	9,968	$	24,854
Premises and equipment, net		5,218		4,955
Investment in subsidiaries		907,989		714,237
Other assets		6,720		5,212
Total assets	$	929,895	$	749,258
Liabilities and stockholders' equity				
Liabilities				
Debt	$	130,813	$	113,917
Other liabilities		5,878		2,186
Total liabilities		136,691		116,103
Stockholders' equity		793,204		633,155
Total liabilities and stockholders' equity	$	929,895	$	749,258

First Mid Bancshares, Inc. (Parent Company)
Statements of Income and Comprehensive Income (Loss)

	Years ended December 31,					
	2023		**2022**		**2021**	
Income:						
Dividends from subsidiaries	$	51,213	$	34,040	$	28,075
Other income		87		542		9
Total income		51,300		34,582		28,084
Operating expenses		12,192		9,221		9,630
Income before income taxes and equity in undistributed earnings of subsidiaries		39,108		25,361		18,454
Income tax benefit		3,453		2,780		2,656
Income before equity in undistributed earnings of subsidiaries		42,561		28,141		21,110
Equity in undistributed earnings of subsidiaries		26,374		44,811		30,380
Net income		68,935		72,952		51,490
Other comprehensive income (loss), net of taxes		15,080		(150,676)		(17,926)
Comprehensive income (loss)	$	84,015	$	(77,724)	$	33,564

First Mid Bancshares, Inc. (Parent Company)
Statements of Cash Flows

	Years ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 68,935	$ 72,952	$ 51,490
Adjustments to reconcile net income to net			
Cash provided by operating activities:			
Depreciation, amortization, accretion, net	265	218	350
Dividends received from subsidiary	51,213	34,040	28,075
Equity in undistributed earnings of subsidiaries	(26,374)	(44,811)	(30,380)
Increase in other assets	(49,606)	(208,359)	(206,880)
Increase (decrease) in other liabilities	1,526	(146)	1,760
Net cash provided by (used in) operating activities	45,959	(146,106)	(155,585)
Cash flows from investing activities:			
Net cash from (used in) business acquisition	(41,827)	67,323	30,968
Net cash provided by (used in) investing activities	(41,827)	67,323	30,968
Cash flows from financing activities:			
Proceeds from issuance of common stock	1,004	93,415	46,128
Payment to repurchase common stock	(465)	(340)	(326)
Direct expense related to capital transactions	—	(29)	(206)
Dividends paid on common stock	(19,557)	(17,830)	(14,721)
Net cash provided by (used in) financing activities	(19,018)	75,216	30,875
Increase (decrease) in cash	(14,886)	(3,567)	(93,742)
Cash at beginning of year	24,854	28,421	122,163
Cash at end of year	$ 9,968	$ 24,854	$ 28,421

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
First Mid Bancshares, Inc.
Mattoon, Illinois

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of First Mid Bancshares, Inc. (the "Company") as of December 31, 2023 and 2022,and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 6, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

As more fully described in Notes 1 and 5 to the consolidated financial statements, the Company estimates the allowance for credit losses (ACL) at a level that is appropriate to cover estimated credit losses on individually evaluated loans, as well as estimated credit losses inherent in the remainder of the loan and lease portfolio. The determination of the ACL requires significant judgment reflecting the Company's best estimate of expected credit losses. Expected credit losses are measured on a collective (pool) basis using a combination of loss-rate methods when the financial assets share similar risk characteristics. Loans that do not share similar risk characteristics are evaluated on an individual basis. Historical loss rates reflecting estimated life of loan losses are analyzed and applied to their respective loan segments comprised of loans not subject to individual evaluation. Historical loss rates are adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition, as well as for certain known model limitations. Forecast factors are developed based on information obtained from external sources, as well as consideration of other internal information, and are included in the ACL model for a reasonable and supportable 12-month forecast period, with loss factors immediately reverting back to historic loss rates. Management continually reevaluates the other subjective and forecast factors included in its ACL analysis.

The primary reason for our determination that the ACL is a critical audit matter is that auditing the estimated ACL involved significant judgment and complex review. Auditing the ACL involved a high degree of subjectivity in evaluating management's estimates, such as evaluating management's model selections, segmentation, weighted average life calculations, assessment of economic conditions and other environmental factors, assessment of forecast factors, evaluating the adequacy of specific allowances associated with individually evaluated loans and assessing the appropriateness of loan grades.

Our audit procedures related to the estimated ACL included the following procedures, among others.

- Obtaining an understanding of the Company's process for establishing the ACL, including model selection and the qualitative and forecast factor adjustments of the ACL and any limitations of the model

- Testing the design and operating effectiveness of internal controls, including those related to technology over the ACL calculation, including data completeness and accuracy, verification of historical net loss data and calculated net loss rates, the establishment of qualitative and forecast adjustments, grading and risk classification of loans by segment, including internal independent loan review functions, establishment of reserves on individually evaluated loans and management's review controls over the ACL as a whole

- Testing of the completeness and accuracy of the information utilized in the calculation of the ACL, including reports used in management review controls over the ACL

- Assessing the relevance and reliability of assumptions and data

- Testing clerical and computational accuracy of the formulas within the ACL model

- Evaluating how historical losses are determined for each segment

- Evaluating segmentation of the loan portfolio for reasonableness based on risk characteristics of the pooled loans

- Evaluating the qualitative factor and forecast adjustments, including assessing the basis and reasonableness for the adjustments

- Evaluating management's risk ratings of loans

- Evaluating specific reserves on individually analyzed loans

- Evaluating overall reasonableness of estimated reserve by considering and comparing past performance of the Company's loan portfolio, trends in credit quality of the loan portfolio and trends in the credit quality of peer institutions

We have served as the Company's auditor since 2005.

FORVIS, LLP

Decatur, Illinois
March 6, 2024

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management carried out an evaluation, under the supervision and with the participation of the chief executive officer and the chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2023. Based upon that evaluation, the chief executive officer along with the chief financial officer concluded that the Company's disclosure controls and procedures as of December 31, 2023, were effective.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is a process designed under the supervision of the Company's chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control—Integrated Framework (2013)."

Based on the assessment, management determined that, as of December 31, 2023, the Company's internal control over financial reporting is effective, based on those criteria. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by FORVIS, LLP, an independent registered public accounting firm, as stated in their report following.

March 6, 2024

/s/ Joseph R. Dively

Joseph R. Dively
President and Chief Executive Officer

/s/ Matthew K. Smith

Matthew K. Smith
Chief Financial Officer

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter of 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
First Mid Bancshares, Inc.
Mattoon, Illinois

Opinion on the Internal Control over Financial Reporting

We have audited First Mid Bancshares, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, and our report dated March 6, 2024 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Decatur, Illinois
March 6, 2024

ITEM 9B. OTHER INFORMATION

None of the Company's directors and officers adopted, modified, or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended December 31, 2023 (each as defined in Item 408 of Regulation S-K under the Securities Exchange Act of 1934, as amended).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information called for by Item 10 with respect to directors and director nominees is incorporated by reference to the Company's Proxy Statement for the 2024 Annual Meeting of the Company's shareholders under the captions "Proposal 1 – Election of Directors," "Corporate Governance Matters" and "Section 16 – Beneficial Ownership Reporting Compliance."

The information called for by Item 10 with respect to executive officers is incorporated by reference to Part I hereof under the caption "Supplemental Item – Executive Officers of the Company" and to the Company's Proxy Statement for the 2024 Annual Meeting of the Company's shareholders under the caption "Section 16 – Beneficial Ownership Reporting Compliance."

The information called for by Item 10 with respect to audit committee financial expert is incorporated by reference to the Company's Proxy Statement for the 2024 Annual Meeting of the Company's shareholders under the captions "Audit Committee" and "Report of the Audit Committee to the Board of Directors."

The information called for by Item 10 with respect to corporate governance is incorporated by reference to the Company's Proxy Statement for the 2024 Annual Meeting of the Company's shareholders under the caption "Corporate Governance Matters."

The Company has adopted a code of conduct for directors, officers, and employees including senior financial management of the Company. This code of conduct is posted on the Company's website. In the event that the Company amends or waives any provisions of this code of conduct, the Company intends to disclose the same on its website at www.firstmid.com.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by Item 11 is incorporated by reference to the Company's Proxy Statement for the 2024 Annual Meeting of the Company's shareholders under the captions "Executive Compensation," "Non-qualified Deferred Compensation," "Potential Payments Upon Termination or Change in Control of the Company," "Director Compensation," "Corporate Governance Matters – Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by Item 12 with respect to equity compensation plans is provided in the table below.

| | Equity Compensation Plan Information | | |
Plan category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (c)
Equity compensation plans approved by security holders:			
(A) Deferred compensation plan	—	$ —	297,344 (1)
(B) Stock incentive plan	—	—	133,351 (2)
Equity compensation plans not approved by security holders	—	—	— (3)
Total	—	$ —	430,695

(1) Consists of shares issuable with respect to participant deferral contributions invested in common stock.
(2) Consists of restricted stock and/or restricted stock units.
(3) The Company does not maintain any equity compensation plans not approved by stockholders. The Company's equity compensation plans approved by security holders consist of the Deferred Compensation Plan and the Stock Incentive Plan. Additional information regarding each plan is available in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Stock Plans" and Note 13 – Stock Incentive Plan herein.

The information called for by Item 12 with respect to security ownership is incorporated by reference to the Company's Proxy Statement for the 2024 Annual Meeting of the Company's shareholders under the caption "Voting Securities and Principal Holders Thereof."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information called for by Item 13 is incorporated by reference to the Company's Proxy Statement for the 2024 Annual Meeting of the Company's shareholders under the captions "Certain Relationships and Related Transactions" and "Corporate Governance Matters – Board of Directors."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information called for by Item 14 is incorporated by reference to the Company's Proxy Statement for the 2024 Annual Meeting of the Company's shareholders under the caption "Fees of Independent Auditors."

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a)(1) and (2) -- Financial Statements and Financial Statement Schedules

The following consolidated financial statements and financial statement schedules of the Company are filed as part of this document under Item 8.

    Financial Statements and Supplementary Data:

- Consolidated Balance Sheets -- December 31, 2023 and 2022

- Consolidated Statements of Income -- For the Years Ended December 31, 2023, 2022, and 2021

- Consolidated Statements of Comprehensive Income -- For the Years Ended December 31, 2023, 2022, and 2021

- Consolidated Statements of Changes in Stockholders' Equity -- For the Years Ended December 31, 2023, 2022, and 2021

- Consolidated Statements of Cash Flows -- For the Years Ended December 31, 2023, 2022, and 2021.

(a)(3) – Exhibits

The exhibits required by Item 601 of Regulation S-K and filed herewith are listed in the Exhibit Index that follows the Signature Page and immediately precedes the exhibits filed.

ITEM 16. FORM 10-K SUMMARY

None.

Exhibit Index to Annual Report on Form 10-K

Exhibit Number	Description and Filing or Incorporation Reference
2.1	**Agreement and Plan of Merger by and among First Mid Bancshares, Inc., Eagle Sub LLC and Blackhawk Bancorp, Inc., dated March 20, 2023** Incorporated by reference to Exhibit 2.1 to First Mid Bancshares, Inc.'s Current Report on Form 8-K filed with the SEC on March 21, 2023.
3.1	**Restated Certificate of Incorporation of First Mid-Illinois Bancshares, Inc.** Incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on April 26, 2019.
3.2	**Amended and Restated Bylaws of First Mid-Illinois Bancshares, Inc.** Incorporated by reference to Exhibit 3.3 to First Mid-Illinois Bancshares, Inc.'s Current Report on Form 8-K filed with the SEC on April 26, 2019.
4.1	The Registrant agrees to furnish to the Commission, upon request, a copy of each instrument with respect to issues of long-term debt involving a total amount which does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis.
4.2	**Description of Common Stock** Incorporated by reference to Exhibit 4.2 of the Company's Annual Report of Form 10-K filed with the SEC on March 9, 2020.
4.3	**Indenture, dated as of October 6, 2020, between First Mid Bancshares, Inc. and U.S. Bank National Association, as Trustee** Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on October 6, 2020
4.4	**First Supplemental Indenture, dated as of October 6, 2020, between First Mid Bancshares, Inc. and U.S. Bank National Association, as Trustee (including the form of Note attached as an exhibit thereto)** Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on October 6, 2020
4.5	**Form of 3.95% Fixed-to-Floating Rate Subordinated Note due 2030 (included in Exhibit 4.4)**
10.1	**Employment Agreement between the Company and Joseph R. Dively** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 21, 2022.
10.2	**Employment Agreement between the Company and Michael L. Taylor** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 8, 2024.
10.3	**Employment Agreement between the Company and Matthew K. Smith** Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on January 8, 2024.
10.4	**Employment Agreement between the Company and Eric S. McRae** Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on December 21, 2022.
10.5	**Employment Agreement between the Company and Bradley L. Beesley** Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 21, 2022.
10.6	**First Amendment to the First Mid-Illinois Bancshares, Inc. Amended and Restated Deferred Compensation Plan** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 26, 2018.
10.7	**2017 Stock Incentive Plan** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 1, 2017.
10.8	**Form of 2017 Incentive Plan Stock Unit Agreement** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 25, 2017.
10.9	**Form Agreement to Accelerate the Vesting of the First Mid-Illinois Bancshares, Inc. Stock Unit Awards** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 19, 2017.
10.10	**Form of Restricted Stock Award Agreement** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 29, 2018.
10.11	**Form of Stock Unit/Restricted Stock Award Agreement** Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on January 29, 2018.
10.12	**Supplemental Executive Retirement Plan** Incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the for the year ended December 31, 2005.
10.13	**First Amendment to Supplemental Executive Retirement Plan** Incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the for the year ended December 31, 2005.
10.14	**Participation Agreement (as Amended and Restated) to Supplemental Executive Retirement Plan between the Company and William S. Rowland** Incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005.
10.15	**Description of Incentive Compensation Plan** Incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2017.
10.16	**Sixth Amended and Restated Credit Agreement**

Exhibit Number	Description and Filing or Incorporation Reference
	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 15, 2019.
10.17	**Second Amendment to Sixth Amended and Restated Credit Agreement** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 27, 2021.
10.18	**Third Amendment to the Sixth Amended and Restated Credit Agreement by and between First Mid Bancshares, Inc. and The Northern Trust Company, dated as of April 9, 2021** Incorporated by reference to Exhibit 10.1 to First Mid Bancshares, Inc.'s Current Report on Form 8-K filed with the SEC on April 12, 2021.
10.19	**Fourth Amendment to the Sixth Amended and Restated Credit Agreement by and between First Mid Bancshares, Inc. and The Northern Trust Company, dated as of February 7, 2022** Incorporated by reference to Exhibit 10.1 to First Mid Bancshares, Inc.'s Current Report on Form 8-K filed with the SEC on February 8, 2022.
10.20	**Fifth Amendment to the Sixth Amended and Restated Credit Agreement by and between First Mid Bancshares, Inc. and The Northern Trust Company, dated as of April 8, 2022** Incorporated by reference to Exhibit 10.1 to First Mid Bancshares, Inc.'s Current Report on Form 8-K filed with the SEC on April 11, 2022.
10.21	**Sixth Amendment to the Sixth Amended and Restated Credit Agreement by and between First Mid Bancshares, Inc. and The Northern Trust Company, dated as of April 7, 2023** Incorporated by reference to Exhibit 10.1 to First Mid Bancshares, Inc.'s Current Report on Form 8-K filed with the SEC on April 11, 2023.
10.22	**Seventh Amendment to the Sixth Amended and Restated Credit Agreement by and between First Mid Bancshares, Inc. and The Northern Trust Company, dated as of August 4, 2023** Incorporated by reference to Exhibit 10.1 to First Mid Bancshares, Inc.'s Current Report on Form 8-K filed with the SEC on August 8, 2023.
10.23	**Registration Rights Agreement, dated as of February 22, 2021, by and between First Mid Bancshares, Inc. and the stockholder named therein** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on 8-K filed with the SEC on February 22, 2021
21.1	**Subsidiaries of the Company** (Filed herewith)
23.1	**Consent of FORVIS LLP** (Filed herewith)
31.1	**Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002** (Filed herewith)
31.2	**Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002** (Filed herewith)
32.1	**Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002** (Filed herewith)
32.2	**Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002** (Filed herewith)
97.1	**First Mid Bancshares, Inc. Executive Officer Incentive Compensation Recovery Policy** (Filed herewith)
101.INS	**Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document**
101.SCH	**Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents**
104	**Cover page formatted as Inline XBRL and contained in Exhibit 101**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FIRST MID BANCSHARES, INC.
(Registrant)

Date: March 6, 2024

/s/ Joseph R. Dively
Joseph R. Dively
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on the 6th day of March 2024, by the following persons on behalf of the Company and in the capacities listed.

Signature and Title

/s/ Joseph R. Dively
Joseph R. Dively, Chairman of the Board,
President and Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Matthew K. Smith
Matthew K. Smith, Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

/s/ Holly B. Adams
Holly B. Adams, Director

/s/ Robert Cook
Robert Cook, Director

/s/ Steven L. Grissom
Steven L. Grissom, Director

/s/ Zachary I. Horn
Zachary I. Horn, Director

/s/ J. Kyle McCurry
J. Kyle McCurry, Director

/s/ Mary J. Westerhold
Mary J. Westerhold, Director

/s/ James Zimmer
James Zimmer, Director

/s/ Giselle A. Marcus
Gisele A. Marcus

/s/ Todd J. James
Todd J. James

Exhibit 21.1

Subsidiaries of the Company

First Mid Bank & Trust, N.A. (a national banking association)

First Mid Wealth Management Company (an Illinois corporation)

First Mid Insurance Group, Inc. (an Illinois corporation)

First Mid Captive, Inc. (a Nevada corporation)

First Mid Investments, Inc. (a Nevada corporation)

First Mid-Illinois Statutory Trust II (a Delaware business trust)

Clover Leaf Statutory Trust I (a Maryland business trust)

FBTC Statutory Trust I (a Delaware business trust)

Blackhawk Statutory Trust I (a Connecticut business trust)

Blackhawk Statutory Trust II (a Connecticut business trust)

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
First Mid Bancshares, Inc.

Re: Registration Statements

Registration No. 333-81850 on Form S-3

Registration No. 333-161582 on Form S-3

Registration No. 333-207199 on Form S-3

Registration No. 333-216855 on Form S-3

Registration No. 333-227595 on Form S-3

Registration No. 333-251465 on Form S-3

Registration No. 033-64061 on Form S-8

Registration No. 033-64139 on Form S-8

Registration No. 333-69673 on Form S-8

Registration No. 333-81852 on Form S-8

Registration No. 333-148080 on Form S-8

Registration No. 333-186919 on Form S-8

Registration No. 333-218691 on Form S-8

Registration No. 333-224508 on Form S-8

We consent to incorporation by reference in the Registration Statements on Form S-3 and S-8 of First Mid Bancshares, Inc. of our reports dated March 6, 2024, on our audits of the consolidated financial statements of First Mid Bancshares, Inc. as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023, and the effectiveness of the Company's internal control over financial reporting as of December 31, 2023 which reports appear in the December 31, 2023 annual report on Form 10-K of First Mid Bancshares, Inc.

FORVIS, LLP

Decatur, Illinois
March 6, 2024

Exhibit 31.1

Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002

I, Joseph R. Dively, certify that:

1. I have reviewed this annual report on Form 10-K of First Mid Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2024

By: /s/ Joseph R. Dively
     Joseph R. Dively
     President and Chief Executive Officer

Exhibit 31.2

Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002

I, Matthew K. Smith, certify that:

1. I have reviewed this annual report on Form 10-K of First Mid Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2024

By: /s/ Matthew K. Smith
       Matthew K. Smith Chief Financial Officer

Exhibit 32.1

Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of First Mid Bancshares, Inc. (the "Company") on Form 10-K for the period ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joseph R. Dively, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 6, 2024

/s/ Joseph R. Dively

Joseph R. Dively
President and Chief Executive Officer

Exhibit 32.2

Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of First Mid Bancshares, Inc. (the "Company") on Form 10-K for the period ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Matthew K. Smith, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 6, 2024

/s/ Matthew K. Smith

Matthew K. Smith
Chief Financial Officer

Exhibit 97.1

First Mid Bancshares, Inc.
Executive Officer Incentive Compensation Recovery Policy

I.Purpose

The Board of Directors (the "Board") of First Mid Bancshares, Inc., a Delaware corporation (the "Company"), has adopted this policy (this "Policy") which requires the recovery of certain executive incentive compensation in the event that the Company is required to prepare an Accounting Restatement (as defined below). Incentive-based compensation subject to a recovery obligation is compensation that is granted, earned, or vested based on any measure presented in the Company's financial statements, the Company's stock price or total shareholder return, as described in greater detail below. References herein to the Company also include all of its consolidated direct and indirect subsidiaries. This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rule 10D-1 thereunder, and The Nasdaq Stock Market ("Nasdaq") Listing Rule 5608 ("Rule 5608") and will be interpreted and applied accordingly.

II.Administration

This Policy will be administered by the Compensation Committee (the "Committee"). The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. Any such determinations made by the Committee will be final and binding on all affected individuals. The Committee also may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

III.Covered Persons

This Policy applies to the Company's current and former executive officers, as determined pursuant to Rule 10D-1 promulgated under the Exchange Act ("Executive Officers," and together with any former Executive Officer, the "Covered Persons"). Each Executive Officer shall be required to sign and return to the Company the Acknowledgement Form attached hereto as Exhibit A pursuant to which such Executive Officer will agree to be bound by the terms and comply with this Policy.

IV.Recoupment upon an Accounting Restatement

If the Company is required to prepare an Accounting Restatement, the Company will recover reasonably promptly all Erroneously Awarded Compensation from each Covered Person, unless the Committee determines in accordance with Section VI below that such recovery is impracticable.

For purposes of the foregoing:

•"Accounting Restatement" means an accounting restatement of any of the Company's financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or to correct an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, within the meaning of Rule 10D-1 and Rule 5608. For the avoidance of doubt, an Accounting Restatement will not be deemed to occur in the event of a restatement of the Company's financial statements due to an out-of-period adjustment or due to a retrospective (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company's internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; or (v) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.

•"Covered Incentive Compensation" means Incentive Compensation Received on or after November 14, 2023 by a person: (i) after beginning service as an Executive Officer, (ii) who served as an Executive Officer at any time during the performance period for that Incentive Compensation, and (iii) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (iv) during the three completed fiscal years immediately preceding the date that the Company is required to prepare the Accounting Restatement (or such longer period as required under Rule 5608 in the event the Company changes its fiscal year). The date that the Company is required to prepare the Accounting Restatement will be the earlier of (x) the date the Board concluded or reasonably should have concluded that the Accounting Restatement is required, and (y) the date a court, regulator or other authorized body directs the Company to prepare the Accounting Restatement.

•"Erroneously Awarded Compensation" means the amount of Covered Incentive Compensation that was Received by each Covered Person in excess of the Covered Incentive Compensation that would have been Received by the Covered Person had such Covered Incentive Compensation been determined based on the restated Financial Reporting Measure following an Accounting Restatement, computed without regard to taxes paid. For this purpose, if the amount of Covered Incentive Compensation that is Received by a Covered Person was based on the Company's stock price or total shareholder return and is not subject to mathematical recalculation directly from the Accounting Restatement, the amount to be recovered as Erroneously Awarded Compensation shall be based on a reasonable estimate of the effect of the Accounting Restatement on the Financial Reporting Measure upon which the Covered Incentive Compensation was Received. The Company's Corporate Secretary shall, on behalf of the Committee, obtain and maintain all documentation of the determination of any such reasonable estimate and provide such documentation to Nasdaq when required.

•"Financial Reporting Measure" means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements and any measure that is derived wholly or in part from any such measure, and (ii) the Company's stock price and the total stockholder return of the Company. A measure, however, need not be presented within the financial statements or included in a filing with the U.S. Securities and Exchange Commission ("SEC") to constitute a Financial Reporting Measure.

•"Incentive Compensation" means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

•"Received" means Incentive Compensation is deemed "Received" in the Company's fiscal period during which the Financial Reporting Measure specified in such Incentive Compensation is attained.

Recoupment of Erroneously Awarded Compensation pursuant to this Policy is made on a "no fault" basis, without regard to whether any misconduct occurred or whether any Covered Person has responsibility for the noncompliance that resulted in the Accounting Restatement.

V.Method of Recoupment
The Committee may recover Erroneously Award Compensation by requiring the affected Covered Person to repay or reimburse the Company or by set-off, by reducing future compensation, by cancelling outstanding vested or unvested equity awards, or by such other means or combination of means as the Committee determines to be appropriate to recover the total amount of Erroneously Awarded Compensation. Excepts as set forth in Section VI, in no event may the Company seek to recover an amount that is less than the Erroneously Awarded Compensation owed by a Covered Person.

VI.Impracticability
The Committee will recover any Erroneously Awarded Compensation in accordance with this Policy unless the Committee determines that such recovery would be impracticable pursuant to the conditions set forth in Exchange Act Rule 10D-1 and Rule 5608(b)(1)(iv)(A), (B), or (C). Before concluding that it would be impracticable to recover any Erroneously Awarded Compensation based on Rule 5608(b)(1)(iv)(A), the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover and provide that documentation to Nasdaq when required. Before concluding that it would be impracticable to recover any Erroneously Awarded Compensation based on Rule 5608(b)(1)(iv)(B), the Company must obtain an opinion of counsel, acceptable to Nasdaq, that recovery would result in such a violation, and must provide such opinion to Nasdaq when required.

VII.No Indemnification
Neither the Company nor any of its subsidiaries or affiliates shall indemnify any Covered Person against the loss of any Erroneously Awarded Compensation.

VIII.Amendment; Termination
The Board or the Committee may amend this Policy from time to time in its discretion in any manner consistent with applicable law and regulation. The Board or Committee may terminate this Policy at any time when the Company does not have a class of securities listed on a national securities exchange or a national securities association.

IX.Other Recoupment Rights
The Board intends that this Policy will be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company (a) under applicable law, regulation or rule, (b) pursuant to the terms of any similar policy or recoupment provision in any employment agreement, severance agreement, equity award agreement, bonus plan, or similar agreement or plan, and (c) any other legal remedies available to the Company. Further, the provisions of this Policy are in addition to (and not in lieu of) any rights to repayment the Company may have under Section 304 of the Sarbanes-Oxley Act of 2002.

X.Successors
This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators, or other legal representatives.

XI.Disclosure
The circumstances of any recoupment pursuant to this Policy will be publicly disclosed where required by Rule 10D-1, Item 402 of Regulation S-K and Rule 5608. In accordance with Rule 10D-1, this Policy shall be filed with the SEC as an exhibit to the Company's Form 10-K, as provided in Item 601(b) of Regulation S-K.

XII.Change of Listing
In the event that the Company lists its securities on any national securities exchange or national securities association other than Nasdaq, all references to "Nasdaq" in this Policy shall mean each national securities exchange or national securities association upon which the Company has a class of securities then listed.

Exhibit A
First Mid Bancshares, Inc.
Executive Officer Incentive Compensation Recovery Policy Acknowledgment Form

By signing below, the undersigned acknowledges and confirms that the undersigned has received and reviewed a copy of the First Mid Bancshares, Inc. Executive Officer Incentive Compensation Recovery Policy (the "Policy"). Capitalized terms used but not otherwise defined in this Acknowledgement Form (this "Acknowledgement Form") shall have the meanings ascribed to such terms in the Policy. By signing this Acknowledgement Form, the undersigned acknowledges and agrees that the undersigned is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned's employment with the Company. Further, by signing below, the undersigned agrees to abide by the terms of the Policy, including, without limitation, by returning any Erroneously Awarded Compensation to the Company to the extent required by, and in a manner permitted by, the Policy.

_____
Signature

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Print Name

_____
Date

SHDOCS:220389148.2

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First Mid Leadership

Board of Directors

HOLLY B. ADAMS
Lead Independent Director
President, Howell Asphalt Company
President, Howell Paving, Inc.

ROBERT S. COOK
Chair, Nominating and Governance Committee
Managing Partner,
TAR CO Investments, LLC

JOSEPH R. DIVELY
Chairman and Chief Executive Officer,
First Mid Bancshares, Inc.

ZACHARY I. HORN
President and Founder,
Metro Communications Company, Inc.

TODD J. JAMES
Former Chairman & Chief Executive Officer,
Blackhawk Bancorp, Inc.

GISELE A. MARCUS
Professor of Practice, Olin Business School,
Washington University in St. Louis

J. KYLE MCCURRY
Chair, Risk Management Committee
Chief Operating Officer and General Counsel,
Paige Sports Entertainment

MARY J. WESTERHOLD
Chair, Audit Committee
Chief Financial Officer,
Madison Communications, Inc.

JAMES E. ZIMMER
Chair, Compensation Committee
Co-Founder,
Moraine Farmland Partners

Executive Committee

JOSEPH R. DIVELY
Chairman and
Chief Executive Officer

MICHAEL L. TAYLOR
Senior Executive Vice President,
Chief Operating Officer

MATTHEW K. SMITH
Executive Vice President,
Chief Financial Officer

BRADLEY L. BEESLEY
Chief Executive Officer,
First Mid Wealth Management Co.

CLAY M. DEAN
Chief Executive Officer,
First Mid Insurance Group, Inc.

RHONDA R. GATONS
Executive Vice President,
Chief Human Resources Officer

AMANDA D. LEWIS
Executive Vice President,
Chief Operations Officer

ERIC S. MCRAE
Executive Vice President,
Chief Lending Officer

STAS R. WOLAK
Executive Vice President,
Chief Retail Banking Officer

JASON M. CROWDER
Senior Vice President,
General Counsel

JEREMY R. FRIEBURG
Senior Vice President,
Chief Information Officer

MEGAN E. MCELWEE
Senior Vice President,
Chief Credit Officer

JORDAN D. READ
Senior Vice President,
Chief Risk Officer

ANYA Y. SCHUETZ
Senior Vice President,
Director of Project Management



Corporate Profile

First Mid Bancshares, Inc. ("First Mid") is the parent company of First Mid Bank & Trust, N.A. ("First Mid Bank"), First Mid Wealth Management Co., and First Mid Insurance Group, Inc.

First Mid is a $7.6 billion community-focused organization that provides financial services including banking, insurance, wealth management, brokerage, and ag services through a network of locations in Illinois, Missouri, Texas, and Wisconsin, and a loan production office in Indiana. Together, our First Mid team takes great pride in providing solutions and services to our customers and communities and has done so since 1865.

More information about First Mid is available on our website at www.firstmid.com.
Our stock is traded in the NASDAQ Stock Market LLC under the ticker symbol "FMBH."



First Mid
BANCSHARES, INC.

1421 Charleston Avenue | Mattoon IL 61938
www.firstmid.com